AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 20, 2001

                                                      REGISTRATION NO. 333-62176
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------


                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               -------------------


                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
             (Exact name of registrant as specified in its charter)

DELAWARE                              3841                      51-0317849
 (State or other         (Primary Standard Industrial        (I.R.S. Employer
 jurisdiction of          Classification Code Number)     Identification Number)
 incorporation
 or organization)

                              311 ENTERPRISE DRIVE
                          PLAINSBORO, NEW JERSEY 08536
                                 (609) 275-0500

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               -------------------


                              JOHN B. HENNEMAN, III
                   CHIEF ADMINISTRATIVE OFFICER AND SECRETARY
                               311ENTERPRISE DRIVE
                          PLAINSBORO, NEW JERSEY 08536
                                 (609) 275-0500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

       PETER M. LABONSKI, ESQ.                   PETER H. JAKES, ESQ.
          LATHAM & WATKINS                       DAVID K. BOSTON, ESQ.
    885 THIRD AVENUE, SUITE 1000               WILLKIE FARR & GALLAGHER
          NEW YORK, NY10022                       787 SEVENTH AVENUE
           (212) 906-1200                         NEW YORK, NY 10019
                                                    (212) 728-8000

                               -------------------

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [ ]

If this form is a Post-Effective Amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration statement number of the earlier effective Registration Statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to rule 434, please check the following box. [ ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine. [ ]


================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                   SUBJECT TO COMPLETION, DATED JULY 20, 2001


3,750,000 SHARES

                   INTEGRA LIFESCIENCES HOLDINGS CORPORATION


COMMON STOCK

$   PER SHARE                                             [LOGO]





o    Integra LifeSciences                       o    Our common stock is
     Holdings Corporation is                         listed on the Nasdaq
     offering 3,500,000 shares                       National Market under the
     and selling stockholders                        symbol "IART." The last
     are offering an                                 reported sale price for
     additional 250,000                              the common stock on July
     shares. We will not                             18, 2001 was $24.50 per
     receive any of the                              share.
     proceeds from the sale of
     shares being sold by the
     selling stockholders.




                     -------------------------------------

THIS INVESTMENT INVOLVES RISK.SEE "RISK FACTORS" BEGINNING ON PAGE 5.

================================================================================

                                                           PER SHARE       TOTAL
                                                          -----------  ---------
Public offering price ..................................   $             $
Underwriting discount ..................................   $             $
Proceeds to Integra LifeSciences .......................   $             $
Proceeds to Selling Stockholders .......................   $             $

================================================================================

INTEGRA LIFESCIENCES AND THE SELLING STOCKHOLDERS HAVE GRANTED THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 562,500 ADDITIONAL SHARES OF COMMON STOCK TO COVER OVER-ALLOTMENTS, IF ANY.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF ANYONE'S INVESTMENT IN THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

U.S. BANCORP PIPER JAFFRAY

                  ABN AMRO ROTHSCHILD LLC

                                    CIBC WORLD MARKETS

                                                  ADAMS, HARKNESS & HILL, INC.


                     THE DATE OF THIS PROSPECTUS IS , 2001.

                                TABLE OF CONTENTS


                                                                          PAGE
   Summary ...............................................................   1
   Risk Factors ..........................................................   5
   Forward-Looking Statements ............................................  16
   Use of Proceeds. ......................................................  17
   Price Range of Common Stock ...........................................  17
   Dividend Policy .......................................................  18
   Dilution ..............................................................  18
   Capitalization ........................................................  19
   Selected Consolidated Financial Data. .................................  21
   Management's Discussion And Analysis of Financial Condition And
     Results of Operations ...............................................  23
   Business ..............................................................  37
   Management ............................................................  51
   Principal and Selling Stockholders ....................................  54
   Certain Transactions ..................................................  56
   Description of Capital Stock ..........................................  56
   Shares Eligible for Future Sale .......................................  59
   Underwriting ..........................................................  61
   Legal Matters .........................................................  62
   Experts ...............................................................  63
   Where You Can Find More Information ...................................  64
   Index to Financial Statements ......................................... F-1

                         ------------------------------

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

--------------------------------------------------------------------------------

                                     SUMMARY

THE ITEMS IN THE FOLLOWING SUMMARY ARE DESCRIBED IN MORE DETAIL LATER IN THIS PROSPECTUS. THIS SUMMARY PROVIDES AN OVERVIEW OF SELECTED INFORMATION AND DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER. THEREFORE, YOU SHOULD ALSO READ THE MORE DETAILED INFORMATION SET OUT IN THIS PROSPECTUS, THE FINANCIAL STATEMENTS AND THE OTHER INFORMATION INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

BUSINESS OF INTEGRA LIFESCIENCES

We develop, manufacture and market medical devices, implants and biomaterials for the neurosurgical, orthopedic and soft tissue repair markets. Our operations consist of:

     o Integra NeuroSciences, which is a leading provider of implants, devices, and monitors used in neurosurgery, neurotrauma, and related critical care; and

     o Integra LifeSciences, which develops and manufactures a variety of medical products and devices, including products based on our proprietary tissue regeneration technology which are used to treat soft tissue and orthopedic conditions.

Integra NeuroSciences sells primarily through a direct sales organization and Integra LifeSciences sells primarily through strategic alliances and distributors. Our strategic alliances include alliances with Ethicon, a division of Johnson & Johnson, the Genetics Institute Division of American Home Products Corporation and Medtronic Sofamor Danek.

Integra was founded in 1989 and over the next decade built a product portfolio based on collagen that may be dissolved and assimilated into the patient's body and replaced with natural tissue, also known as absorbable or resorbable collagen, and developed technologies directed toward tissue regeneration. During 1999 and 2000, we expanded into the neurosurgical market through acquisitions and introductions of new products. Our 2000 revenues increased to $71.6 million as compared to $42.9 million in 1999, and our revenues for the first three months of 2001 were $21.7 million compared to $14.5 million for the first three months of 2000. Integra NeuroSciences accounted for 64% of total revenues in 2000 and 68% of total revenues during the first three months of 2001.

Our goal is to become a leader in the development, manufacture and marketing of medical devices, implants and biomaterials in the markets in which we compete. Our products are principally used in the diagnosis and treatment of neurosurgical, soft-tissue and orthopedic conditions and we intend to expand our presence in those markets. Key elements of our strategy include the following:

     o Expand our presence in neurosurgery and closely related surgical specialties;

     o   Continue to develop new and innovative medical products;

     o   Pursue additional strategic acquisitions; and

     o Continue to form strategic alliances for Integra LifeSciences products and technologies.

OFFICE AND WEBSITE INFORMATION

Integra is a Delaware corporation that was formed in June 1989. Our executive offices are located at 311 Enterprise Drive, Plainsboro, New Jersey 08536. Our telephone number is (609) 275-0500. Our World Wide Web site address is http://www.integra-LS.com. The information on our web site is not part of this prospectus.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE OFFERING

Common stock offered:

  By Integra LifeSciences .......................  3,500,000 shares

  By the Selling Stockholders ...................  250,000 shares


    Total .......................................  3,750,000 shares
Common stock outstanding after the offering .....  24,306,779 shares


Assumed offering price ..........................  $24.50 per share

Use of proceeds .................................  We intend to use the net proceeds from the shares
                                                   of common stock we are
                                                   offering for general
                                                   corporate purposes, which
                                                   could include, among other
                                                   things, the acquisition of
                                                   product lines or companies,
                                                   the repayment of
                                                   indebtedness, the expansion
                                                   of our sales and marketing
                                                   resources and the development
                                                   of new technologies and
                                                   products, and for working
                                                   capital. See "Use of
                                                   Proceeds" for more detailed
                                                   information about our use of
                                                   proceeds from the offering.

Nasdaq National Market symbol ...................  IART

The number of shares of common stock to be outstanding after the offering excludes:

     o 3,895,385 shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $8.04 per share;

     o 2,311,654 shares of our common stock available for future issuances under our stock option plans;

     o 2,250,000 shares of our common stock underlying the Restricted Units held by our President and Chief Executive Officer;

     o 600,000 shares of our common stock issuable upon conversion of 54,000 shares of Series CConvertible Preferred Stock;

     o 353,825 shares of our common stock issuable under our Employee Stock Purchase Plan; and

     o 310,811 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $8.85 per share.

Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.


--------------------------------------------------------------------------------

-------------------------------------------------------------------------------

SUMMARY FINANCIAL DATA
(in thousands, except per share data)


                                                   THREE MONTHS ENDED
                                                         MARCH 31,                 YEAR ENDED DECEMBER 31,
                                                -------------------------  -------------------------------------
                                                    2001         2000         2000          1999         1998
                                                ------------ ------------  -----------  ------------ -----------
                                                        (UNAUDITED)
STATEMENT OF OPERATIONS DATA(1):
Product sales .................................    $ 20,284     $ 13,332     $ 64,987     $ 40,047     $ 14,182
Other revenue .................................       1,400        1,199        6,662        2,829        3,379
                                                  ---------    ---------    ---------    ---------    ---------
  Total revenue ...............................      21,684       14,531       71,649       42,876       17,561
Cost of product sales .........................       8,594        6,687       29,511       22,678        7,580
Research and development ......................       2,073        1,890        7,524        8,893        8,424
Selling and marketing .........................       4,751        2,949       15,371        9,487        5,901
General and administrative(2) .................       3,204        3,747       28,483       13,324        9,787
Amortization ..................................         680          480        2,481          874           49
                                                  ---------    ---------    ---------    ---------    ---------
  Total costs and expenses ....................      19,302       15,753       83,370       55,256       31,741
                                                  ---------    ---------    ---------    ---------    ---------
Operating income (loss) .......................       2,382       (1,222)     (11,721)     (12,380)     (14,180)
Interest income (expense), net ................         (78)          11         (473)         294        1,250
Gain on disposition of product line ...........          --          115        1,146        4,161           --
Other income (expense) net ....................         (62)         123          201          141          588
                                                  ---------    ---------    ---------    ---------    ---------
Income (loss) before income taxes .............       2,242         (973)     (10,847)      (7,784)     (12,342)
Income tax expense (benefit)(3) ...............         246           62          108       (1,818)          --
                                                  ---------    ---------    ---------    ---------    ---------
Income (loss) before cumulative
  effect of accounting change .................       1,996       (1,035)     (10,955)      (5,966)     (12,342)
Cumulative effect of an accounting change(4) ..          --         (470)        (470)          --           --
                                                  ---------    ---------    ---------    ---------    ---------
Net income (loss) .............................     $ 1,996     $ (1,505)    $(11,425)    $ (5,966)    $(12,342)
                                                  =========    =========    =========    =========    =========
Diluted net income (loss) per share ...........     $ 0.07      $ (0.35)     $ (0.97)     $ (0.40)     $ (0.77)
                                                  =========    =========    =========    =========    =========
Weighted average common shares
  outstanding .................................      21,849       17,224       17,553       16,802       16,139
                                                  =========    =========    =========    =========    =========

--------------------------------------------------------------------------------
                                       3

--------------------------------------------------------------------------------

In the As Adjusted column of the consolidated balance sheet data below, we have adjusted the balance sheet data as of March 31, 2001 to give effect to our receipt of the estimated net proceeds of $80.4 million from the sale of 3,500,000 shares of common stock we are offering for sale under this prospectus at an assumed public offering price of $24.50 per share and the application of these proceeds as set forth under the caption "Use of Proceeds."

                                                 AS OF MARCH 31, 2001
                                               ------------------------
                                                 ACTUAL       AS ADJUSTED
                                              -----------------------------
                                                    (IN THOUSANDS)
                                                      (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and
   short-term investments ................         $  19,374          $  88,891
Working capital ..........................            27,992            105,305
Total assets .............................            91,079            160,596
Short-term debt ..........................             9,150              1,354
Long-term debt ...........................             3,121                 --
Accumulated deficit ......................          (103,733)          (103,733)
Total stockholders' equity ...............            56,874            137,308


-----------

(1) As the result of our acquisitions of Rystan Company, Inc. in September 1998 and the NeuroCare Group of companies in March 1999, and the acquisition of Clinical Neuro Systems and product lines from NMT Medical, Inc. in 2000, the consolidated financial results for certain of the periods presented above may not be directly comparable.

(2) General and administrative expenses in 2000 included a $13.5 million stock-based compensation charge in connection with the extension of the employment of the Company's President and Chief Executive Officer.

(3) The 1999 income tax benefit includes a non-cash benefit of $1.8 million resulting from the reduction of the deferred tax liability recorded in the NeuroCare Group of companies acquisition to the extent that consolidated deferred tax assets were generated subsequent to the acquisition. The 2000 income tax expense and 1999 income tax benefit include $0.5 million and $0.6 million, respectively, of benefits associated with the sale of New Jersey state net operating losses.

(4) As the result of the adoption of SEC Staff Accounting Bulletin No. 101 Revenue Recognition, we recorded a $470,000 cumulative effect of an accounting change to defer a portion of a nonrefundable, up-front fee received and recorded in other revenue in 1998. The cumulative effect of this accounting change was measured as of January 1, 2000. As a result of this accounting change, other revenue in 2000 includes $112,000 of amortization of the amount deferred as of January 1, 2000.

--------------------------------------------------------------------------------

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. YOU SHOULD ALSO CONSIDER THE OTHER INFORMATION IN THIS PROSPECTUS AS WELL AS THE OTHER DOCUMENTS INCORPORATED IN THIS PROSPECTUS BY REFERENCE.

WE MAY CONTINUE TO INCUR OPERATING LOSSES.

To date, we have experienced significant operating losses in funding the research, development, manufacturing and marketing of our products and may continue to incur operating losses. As of March 31, 2001, we had an accumulated deficit of $103.7 million. We have incurred operating losses in each fiscal year since we were formed. We have experienced two quarters of profitability over the last four quarters, including the first quarter of 2001. Our ability to maintain profitability depends in part upon our ability, either independently or in collaboration with others, to successfully manufacture and market our products and services. We cannot assure you that we can sustain profitability on an ongoing basis.

WE MAY BE UNABLE TO RAISE ADDITIONAL FINANCING NECESSARY TO CONDUCT OUR BUSINESS, MAKE PAYMENTS WHEN DUE OR REFINANCE OUR DEBT.

As of March 31, 2001, we had cash, cash equivalents and short-term investments of approximately $19.4 million and short and long-term debt of approximately $12.3 million. In the absence of a material acquisition or a material adverse change in our business, financial condition or results of operations, we have the ability to fund our operations from our existing capital resources and cash generated from our operations through the end of 2002. However, we may need to raise additional funds in the future in order to implement our business plan, to refinance our debt, to conduct research and development, to fund marketing programs or to acquire complementary businesses, technologies or services. Any required additional financing may be unavailable on terms favorable to us, or at all. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest and these securities may have rights senior to those of the holders of our preferred or common stock. If we cannot obtain additional financing when required on acceptable terms, we may be unable to fund our expansion, develop or enhance our products and services, take advantage of business opportunities or respond to competitive pressures.

WHILE OUR CURRENT CAPITAL REQUIREMENTS DO NOT INCLUDE A SIGNIFICANT INCREASE IN OUR DEBT LEVELS, WERE CIRCUMSTANCES TO ARISE THAT REQUIRE US TO INCUR MORE DEBT, THE PROVISIONS OF OUR CURRENT DEBT INSTRUMENTS WOULD LIMIT US FROM INCURRING THAT INDEBTEDNESS.

Historically, the cash we generate from our operating activities, new equity investments and borrowings has been sufficient to meet our requirements for debt service, working capital, capital expenditures, and investments in and advances to our affiliates. Although in the past we have been able to obtain new debt, we cannot guarantee that we will be able to continue to do so in the future or that the cost to us or the other terms which would affect us would be as favorable to us as our current loans and credit agreement. Although we believe that our business will continue to generate cash, should we need to borrow additional funds, the covenants in the credit agreement for our current debt limit our ability to borrow more money.

THE INTEGRA PARENT COMPANY DEPENDS ON ITS SUBSIDIARIES IN WHICH IT HAS INVESTMENTS TO FUND ITS CASH NEEDS.

The Integra parent company directly owns no significant assets other than stock, equity and other interests in our subsidiaries. This creates risks regarding our ability to provide cash to the Integra parent company to conduct future activities or to repay any interest and principal which it might owe on future borrowings at the Integra parent level, our ability to pay cash dividends to our preferred and common stockholders in the future, and the ability of our subsidiaries and other companies to respond to changing business and economic conditions and to get new loans.

OUR OPERATING RESULTS MAY FLUCTUATE.

Our operating results may fluctuate from time to time, which could affect the value of your shares. Our operating results have fluctuated in the past and can be expected to fluctuate from time to time in the future. Some of the factors that may cause these fluctuations include:

     o    the impact of acquisitions;

     o    the timing of significant customer orders;

     o market acceptance of our existing products, as well as products in development;

     o    the timing of regulatory approvals;

     o the timing of payments received and the recognition of those payments as revenue under collaborative arrangements and strategic alliances;

     o    our ability to manufacture our products efficiently; and

     o    the timing of our research and development expenditures.

THE INDUSTRY AND MARKET SEGMENTS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE, AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY WITH OTHER COMPANIES.

In general, the medical technology industry is characterized by intense competition. We compete with established pharmaceutical and medical technology companies. Competition also comes from early stage companies that have alternative technological solutions for our primary clinical targets, as well as universities, research institutions and other non-profit entities. Many of our competitors have access to greater financial, technical, research and development, marketing, manufacturing, sales, distribution services and other resources than we do. Further, our competitors may be more effective at implementing their technologies to develop commercial products.

Our competitive position will depend on our ability to achieve market acceptance for our products, implement production and marketing plans, secure regulatory approval for products under development, obtain patent protection and secure adequate capital resources. We may need to develop new applications for our products to remain competitive. Technological advances by one or more of our current or future competitors could render our present or future products obsolete or uneconomical. Our future success will depend upon our ability to compete effectively against current technology as well as to respond effectively to technological advances. We can not assure you that competitive pressures will not adversely affect our profitability.

The largest competitors of Integra NeuroSciences in the neurosurgery markets are the PS Medical division of Medtronic, Inc., the Codman division of Johnson & Johnson, the Valleylab and Radionics divisions of Tyco International Ltd., and NMT Neurosciences, a division of NMT Medical, Inc. In addition, various of the Integra NeuroSciences product lines compete with smaller specialized companies or larger companies that do not otherwise focus on neurosurgery. The products of Integra LifeSciences face diverse and broad competition, depending on the market addressed by the product. In addition, certain companies are known to be competing in the area of skin substitution or regeneration, including Organogenesis and Advanced Tissue Sciences. Finally, in certain cases our products compete primarily against medical practices that treat a condition without using a device, rather than any particular product, such as autograft tissue as a substitute for INTEGRA(R) Dermal Regeneration Template.

OUR CURRENT STRATEGY INVOLVES GROWTH THROUGH ACQUISITIONS, WHICH REQUIRES US TO INCUR SUBSTANTIAL COSTS AND POTENTIAL LIABILITIES FOR WHICH WE MAY NEVER REALIZE THE ANTICIPATED BENEFITS.

In addition to internal growth, our current strategy involves growth through acquisitions. Since the beginning of 2000, we have acquired four different businesses. On January 17, 2000, we purchased the business, including certain assets and liabilities, of Clinical Neuro Systems, Inc. for $6.8 million. CNS designs, manufactures and sells neurosurgical external ventricular drainage systems, including catheters and drainage bags, as well as cranial access kits. The purchase price of the CNS business consisted of $4.0 million in cash and a $2.8 million 5% secured promissory note issued to the seller.

On April 6, 2000, we purchased the Selector(R) Ultrasonic Aspirator, Ruggles(TM) hand-held neurosurgical instruments and Spembly Medical cryosurgery product lines, including certain assets and liabilities, from NMT Medical, Inc. for $11.6 million in cash.

On April 4, 2001, we acquired all of the outstanding stock of GMSmbH, the German manufacturer of the LICOX(R) Brain Tissue Oxygen Monitoring System, for $2.9 million, of which $2.3 million was paid at closing.

On April 27, 2001, we acquired Satelec Medical, a subsidiary of the Satelec-Pierre Rolland group, for $3.6 million in cash. Satelec Medical, based in France, manufactures and markets the Dissectron(R) ultrasonic surgical aspirator console and a line of related handpieces.

We cannot assure you that we will be able to continue to implement our growth strategy, or that this strategy will ultimately be successful. A significant portion of our growth in revenues has resulted from, and is expected to continue to result from, the acquisition of businesses complementary to our own. We engage in evaluations of potential acquisitions and are in various stages of discussion regarding possible acquisitions, certain of which, if consummated, could be significant to us. Any potential acquisitions may result in significant transaction expenses, increased interest and amortization expense, increased depreciation expense and increased operating expense, any of which could have a material adverse effect on our operating results. As we grow by acquisitions, we must be able to integrate and manage the new businesses to realize economies of scale and control costs. In addition, acquisitions involve other risks, including diversion of management resources otherwise available for ongoing development of our business and risks associated with entering new markets with which our marketing and sales force has limited experience or where experienced distribution alliances are not available. Our future profitability will depend in part upon our ability to further develop our resources to adapt to the particulars of those new products or business areas and to identify and enter into satisfactory distribution networks. We may not be able to identify suitable acquisition candidates in the future, obtain acceptable financing or consummate any future acquisitions. If we cannot integrate acquired operations, manage the cost of providing our products or price our products appropriately, our profitability would suffer. In addition, as a result of our acquisitions of other healthcare businesses, we may be subject to the risk of unanticipated business uncertainties or legal liabilities relating to those acquired businesses for which the sellers of the acquired businesses may not indemnify us. Future acquisitions may also result in potentially dilutive issuances of equity securities.

TO MARKET OUR PRODUCTS UNDER DEVELOPMENT WE WILL FIRST NEED TO OBTAIN REGULATORY APPROVAL. FURTHER, IF WE FAIL TO COMPLY WITH THE EXTENSIVE GOVERNMENTAL REGULATIONS THAT AFFECT OUR BUSINESS, WE COULD BE SUBJECT TO PENALTIES AND COULD BE PRECLUDED FROM MARKETING OUR PRODUCTS.

Our research and development activities and the manufacturing, labeling, distribution and marketing of our existing and future products are subject to regulation by numerous governmental agencies in the United States and in other countries. The FDA and comparable agencies in other countries impose mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use.

Our products under development are subject to FDA approval or clearance prior to marketing for commercial use. The process of obtaining necessary FDA approvals or clearances can take years and is expensive and full of uncertainties. Our inability to obtain required regulatory approval on a timely or acceptable basis could harm our business. Further, approval or clearance may place substantial restrictions on the indications for which the product may be marketed or to whom it may be marketed. To gain approval for the use of a product for clinical indications other than those for which the product was initially approved or cleared or for significant changes to the product, further studies, including clinical trials and FDA approvals, may be required. In addition, for products with an approved pre-market approval application, the FDA requires postapproval reporting and may require postapproval surveillance programs to monitor the product's safety and effectiveness. Results of post approval programs may limit or expand the further marketing of the product.

We believe that the most significant risk of our recent applications to the FDA relates to the regulatory classification of certain of our new products, or proposed new uses for existing products. In the filing of each application, we make a legal judgment about the appropriate form and content of the application. If the FDA disagrees with our judgment in any particular case and, for example, requires us to file a pre-market approval application rather than allowing us to market for approved uses while we seek broader approvals or requires extensive additional clinical data, the time and expense required to obtain the required approval might be significantly increased or might not be granted. For example, we have filed, and expect to file, a series of post-approval supplements for the INTEGRA(R) Dermal Regeneration Template seeking approval to promote the product for new uses. It is possible that the FDA will require additional clinical information to support these applications, or that the FDA will reject our applications entirely.

Approved products are subject to continuing FDA requirements relating to quality control and quality assurance, maintenance of records, reporting of adverse events, and documentation, and labeling and promotion of medical devices.

The FDA and foreign regulatory authorities require that our products be manufactured according to rigorous standards. These regulatory requirements may significantly increase our production or purchasing costs and may even prevent us from making or obtaining our products in amounts sufficient to meet market demand. If we, or a third party manufacturer, change our approved manufacturing process, the FDA may require a new approval before that process could be used. Failure to develop our manufacturing capability may mean that even if we develop promising new products, we may not be able to produce them profitably, as a result of delays and additional capital investment costs. Manufacturing facilities, both international and domestic, are also subject to inspections by or under the authority of the FDA. In addition, failure to comply with applicable regulatory requirements could subject us to enforcement action, including product seizures, recalls, withdrawal of clearances or approvals, restrictions on or injunctions against marketing our product or products based on our technology, and civil and criminal penalties. We have voluntarily recalled various products in the last four years, but none of our recalls have related to important products or resulted in significant expense. There have been no involuntary recalls of our products. See "Business Government Regulation."

CERTAIN OF OUR PRODUCTS CONTAIN MATERIALS DERIVED FROM ANIMAL SOURCES, AND MAY AS A RESULT BECOME SUBJECT TO ADDITIONAL REGULATION.

Certain of our products, including the DuraGen(R) Dural Graft Matrix and the INTEGRA(R) Dermal Regeneration Template, contain material derived from animal tissue. Products, including food as well as pharmaceuticals and medical devices, that contain materials derived from animal sources are increasingly subject to scrutiny in the press and by regulatory authorities. The authorities are concerned about the potential for the transmission of disease from animals to humans via those materials. This public scrutiny has been particularly acute in Western Europe with respect to products derived from cattle, because of concern that materials infected with the agent that causes bovine spongiform encephalopathy, otherwise known as "BSE" or "mad cow disease," may, if ingested or implanted, cause a variant of the human Creutzfeldt-Jakob Disease, an ultimately fatal disease with no known cure.

We take great care to provide that our products are safe, and free of agents that can cause disease. In particular, the collagen used in the manufacture of our products is derived only from the achilles tendon of cattle from the United States, where no cases of BSE have been reported. Scientists and regulatory authorities classify the achilles tendon as having a negligible risk of containing the agent that causes BSE (an improperly folded protein known as a prion) compared with other parts of the body. Additionally, we use processes in the manufacturing of our products that are believed to inactivate prions.

Nevertheless, products that contain materials derived from animals, including our products, may become subject to additional regulation, or even be banned in certain countries, because of concern over the potential for prion transmission. Accordingly, new regulation, or a ban of our products, could have a significant adverse effect on our current business or our ability to expand our business.

LACK OF MARKET ACCEPTANCE FOR OUR PRODUCTS OR MARKET PREFERENCE FOR TECHNOLOGIES WHICH COMPETE WITH OUR PRODUCTS WOULD REDUCE OUR REVENUES AND PROFITABILITY.

We cannot be certain that our current products, or any other products that we develop or market, will achieve or maintain market acceptance. Certain of the medical indications that can be treated by our devices can also be treated by other medical devices or by medical practices that do not include a device. The medical community widely accepts many alternative treatments, and certain of these other treatments have a long history of use. For example, suturing in graft tissue is a well-established means for closing the duramatter, and it may interfere with the widespread acceptance in the market for INTEGRA(R) Dermal Regeneration Template.

We cannot be certain that our devices and procedures will be able to replace those established treatments or that either physicians or the medical community in general will accept and utilize our devices or any other medical products that we may develop. For example, we cannot be certain that the NeuraGen(TM) Nerve Guide, when launched commercially, will be accepted by the medical community over conventional microsurgical techniques for connecting severed peripheral nerves.

In addition, our future success depends, in part, on our ability to develop additional products. Even if we determine that a product candidate has medical benefits, the cost of commercializing that product candidate may be too high to justify development. In addition, competitors may develop products that are more effective, cost less, or are ready for commercial introduction before our products. If we are unable to develop additional, commercially viable products, it could adversely affect our future prospects.

Market acceptance of our products depends on many factors, including our ability to convince prospective collaborators and customers that our technology is an attractive alternative to other technologies, manufacture products in sufficient quantities and at an acceptable cost and place and service, directly, or through our strategic alliances, sufficient quantities of our products. In addition, limited funding available for product and technology acquisitions by our customers, as well as internal obstacles to customer approvals of purchases of our products could harm our technology. The industry is subject to rapid and continuous change arising from, among other things, consolidation and technological improvements. One or more of these factors may vary unpredictably, which could materially adversely affect our competitive position. We may not be able to adjust our contemplated plan of development to meet changing market demands.

OUR BUSINESS DEPENDS SIGNIFICANTLY ON KEY RELATIONSHIPS WITH THIRD PARTIES WHICH WE MAY NOT BE ABLE TO ESTABLISH AND MAINTAIN.

Our revenue stream and our business strategy depend in part on our entering into and maintaining collaborative or alliance agreements with third parties concerning product marketing as well as research and development programs. Our most important strategic alliances are our agreement with Ethicon, Inc., a division of Johnson & Johnson, relating to INTEGRA(R) Dermal Regeneration Template, and our agreement with the Genetics Institute division of American Home Products for the development of collagen matrices to be used in conjunction with Genetics Institute's recombinant bone protein, a protein that stimulates the growth of bone in humans. Termination of either of these alliances would have an adverse effect on our revenues and would substantially reduce our expectations for the growth of our Integra LifeSciences division.

Our ability to enter into agreements with collaborators depends in part on convincing them that our technology can help achieve and accelerate their goals and strategies. This may require substantial time, effort and expense on our part with no guarantee that a strategic relationship will result. We may not be able to establish or maintain these relationships on commercially acceptable terms. Our future agreements may not ultimately be successful. Even if we enter into collaborative or alliance agreements, our collaborators could terminate these agreements or they could expire before meaningful developmental milestones are reached. The termination or expiration of any of these relationships could have a material adverse effect on our business.

Much of the revenue that we may receive under these collaborations will depend upon our collaborators' ability to successfully introduce, market and sell new products derived from our products. Our success depends in part upon the performance by these collaborators of their responsibilities under these agreements.

Some collaborators may not perform their obligations as we expect. Some of the companies we currently have alliances with or are targeting as potential alliances offer products competitive with our products or may develop competitive production technologies or competitive products outside of their collaborations with us that could have a material adverse effect on our competitive position. In addition, our role in the collaborations is mostly limited to the production aspects.

As a result, we may also be dependent on collaborators for other aspects of the development, preclinical and clinical testing, regulatory approval, sales, marketing and distribution of our products. If our current or future collaborators do not effectively market our products or develop additional products based on our technology, it could significantly reduce our sales and other revenues.

Finally, we have received and may continue to receive payments from collaborators that may not be immediately recognized as revenue and therefore may not contribute to reported profits until further conditions are satisfied.

OUR INTELLECTUAL PROPERTY RIGHTS MAY NOT PROVIDE MEANINGFUL COMMERCIAL PROTECTION FOR OUR PRODUCTS, WHICH COULD ENABLE THIRD PARTIES TO USE OUR TECHNOLOGY OR VERY SIMILAR TECHNOLOGY AND COULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

Our ability to compete effectively will depend, in part, on our ability to maintain the proprietary nature of our technologies and manufacturing processes, which includes the ability to obtain, protect and enforce patents on our technology and to protect our trade secrets. We own or have licensed patents that cover significant aspects of the DuraGen(R), NeuraGen(TM), INTEGRA(R) Dermal Regeneration Template, Camino(R), Ventrix(R), LICOX(R), Selector(R), BioPatch(R), VitaCufF(R), and Spembly cryosurgical product lines. However, you should not rely on our patents to provide us with any significant competitive advantage. Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or rendered unenforceable. Competitors may develop products similar to ours which our patents do not cover. In addition, our current and future patent applications may not result in the issuance of patents in the United States or foreign countries. Further, there is a substantial backlog of patent applications at the U.S. Patent and Trademark Office, and the approval or rejection of patent applications may take several years.

OUR COMPETITIVE POSITION IS DEPENDENT IN PART UPON UNPATENTED TRADE SECRETS, WHICH WE MAY NOT BE ABLE TO PROTECT.

Our competitive position is also dependent upon unpatented trade secrets. Trade secrets are difficult to protect. We cannot assure you that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, that those trade secrets will not be disclosed, or that we can effectively protect our rights to unpatented trade secrets.

In an effort to protect our trade secrets, we have a policy of requiring our employees, consultants and advisors to execute proprietary information and invention assignment agreements upon commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of their relationship with us must be kept confidential, except in specified circumstances. We cannot assure you, however, that these agreements will provide meaningful protection for our trade secrets or other proprietary information in the event of the unauthorized use or disclosure of confidential information.

OUR SUCCESS WILL DEPEND PARTLY ON OUR ABILITY TO OPERATE WITHOUT INFRINGING OR MISAPPROPRIATING THE PROPRIETARY RIGHTS OF OTHERS.

We may be sued for infringing the intellectual property rights of others. In addition, we may find it necessary, if threatened, to initiate a lawsuit seeking a declaration from a court that we do not infringe the proprietary rights of others or that these rights are invalid or unenforceable. If we do not prevail in any litigation, in addition to any damages we might have to pay, we would be required to stop the infringing activity or obtain a license. Any required license may not be available to us on acceptable terms, or at all. In addition, some licenses may be nonexclusive, and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to sell some of our products, which could have a material adverse effect on our revenues and profitability.

IT MAY BE DIFFICULT TO REPLACE SOME OF OUR SUPPLIERS.

Outside vendors, some of whom are sole-source suppliers, provide key components and raw materials used in the manufacture of our products. Although we believe that alternative sources for these components and raw materials are available, any supply interruption in a limited or sole source component or raw material could harm our ability to manufacture our products until a new source of supply is identified and qualified. In addition, an uncorrected defect or supplier's variation in a component or raw material, either unknown to us or incompatible with our manufacturing process, could harm our ability to manufacture products. We may not be able to find a sufficient alternative supplier in a reasonable time period, or on commercially reasonable terms, if at all, and our ability to produce and supply our products could be impaired. We believe that these factors are most likely to affect our Camino(R) and Ventrix(R) lines of intra-cranial pressure monitors and catheters, which are assembled using many different electronic parts from numerous suppliers. We obtain parts or raw materials from more than 2,200 different suppliers, of which 18 are sole-source suppliers. While we are not dependent on these sole-source suppliers, if we were suddenly unable to purchase products from one or more of these companies, we would need time to qualify a replacement, and the production of any affected products could be disrupted. While it is our policy to maintain sufficient inventory of components that our production will not be significantly disrupted even if a particular component or material is not available for a period of time, we remain at risk that we will not be able to qualify new components or materials quickly enough to prevent a disruption if one or more of our suppliers cease production of important components or materials. While we rely on Spear Products, Inc. for cattle tendon, which is our source of collagen for many of our products, we believe it is readily available in adequate quantities from other suppliers.

IF ANY OF OUR MANUFACTURING FACILITIES WERE DAMAGED AND/OR OUR MANUFACTURING PROCESSES INTERRUPTED, WE COULD EXPERIENCE LOST REVENUES AND OUR BUSINESS COULD BE SERIOUSLY HARMED.

We manufacture our products in a limited number of facilities. Damage to our manufacturing, development or research facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease development and manufacturing of some or all of our products. In particular, our San Diego, California facility that manufactures our Camino(R) and Ventrix(R) product line is as susceptible to earthquake damage and power losses from electrical shortages as are other businesses in the Southern California area. Our silicone manufacturing plant in Anasco, Puerto Rico is vulnerable to hurricane damage.

WE MAY BE INVOLVED IN LAWSUITS TO PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY BE EXPENSIVE.

In order to protect or enforce our intellectual property rights, we may have to initiate legal proceedings against third parties, such as infringement suits or interference proceedings. Intellectual property litigation is costly, and, even if we prevail, the cost of that litigation could affect our profitability. In addition, litigation is time consuming and could divert management attention and resources away from our business. We may also provoke these third parties to assert claims against us.

In July 1996, we filed a patent infringement lawsuit in the United States District Court for the Southern District of California against Merck KGaA, a German corporation, Scripps Research Institute, a California nonprofit corporation, and David A. Cheresh, Ph.D., a research scientist with Scripps, seeking damages and injunctive relief. The complaint charged, among other things, that the defendant Merck KGaA willfully and deliberately induced, and continues to willfully and deliberately induce, defendants Scripps Research Institute and Dr. David A. Cheresh to infringe certain of our patents.

This case went to trial in February 2000, and on March 17, 2000, a jury returned a unanimous verdict for us finding that Merck KGaA had willfully infringed and induced the infringement of our patents, and awarded $15,000,000 in damages. The court dismissed Scripps and Dr. Cheresh from the case. Various post-trial motions are pending, including a request by Merck KGaA for a judgment as a matter of law notwithstanding the verdict, which could have the effect of reducing the judgment or reducing the verdict of the jury. The litigation has cost in excess of $6.0 million to date. Lower levels of expenditures are expected on an ongoing basis until its conclusion. See "Business-Legal Proceedings."

WE ARE EXPOSED TO A VARIETY OF RISKS RELATING TO OUR INTERNATIONAL SALES AND OPERATIONS, INCLUDING FLUCTUATIONS IN EXCHANGE RATES AND DELAYS IN COLLECTION OF ACCOUNTS RECEIVABLE.

We generate significant sales outside the United States, a substantial portion of which are U.S. dollar denominated transactions conducted with customers who generate revenue in currencies other than the U.S. dollar. As a result, currency fluctuations between the U.S. dollar and the currencies in which those customers do business may have an impact on the demand for our products in foreign countries where the U.S. dollar has increased compared to the local currency. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates.

Because we have operating subsidiaries based in Europe and we generate certain revenues and incur certain operating expenses in British Pounds and the Euro, we will experience currency exchange risk with respect to those foreign currency denominated revenues or expenses. Although product sales in these currencies amounted to less than 5% of our total product sales for the year ended December 31, 2000, we expect that the amount of sales denominated in the British Pound and Euro will increase as a percentage of total sales because of recent acquisitions of European companies and our decision to sell directly, rather than through distributors, in major European countries.

Relationships with customers and effective terms of sale frequently vary by country, often with longer-term receivables than are typical in the United States.

CHANGES IN THE HEALTH CARE INDUSTRY MAY REQUIRE US TO DECREASE THE SELLING PRICE FOR OUR PRODUCTS OR COULD RESULT IN A REDUCTION IN THE SIZE OF THE MARKET FOR OUR PRODUCTS, AND LIMIT THE MEANS BY WHICH WE MAY DISCOUNT OUR PRODUCTS, EACH OF WHICH COULD HAVE A NEGATIVE IMPACT ON OUR FINANCIAL PERFORMANCE.

Trends toward managed care, health care cost containment, and other changes in government and private sector initiatives in the United States and other countries in which we do business are placing increased emphasis on the delivery of more cost-effective medical therapies that could adversely affect the sale and/or the prices of our products. For example:

     o major third-party payors of hospital services, including Medicare, Medicaid and private health care insurers, have substantially revised their payment methodologies, which has resulted in stricter standards for reimbursement of hospital charges for certain medical procedures;

     o Medicare, Medicaid and private health care insurer cutbacks could create downward price pressure;

     o numerous legislative proposals have been considered that would result in major reforms in the U.S. health care system that could have an adverse effect on our business;

     o there has been a consolidation among health care facilities and purchasers of medical devices in the United States who prefer to limit the number of suppliers from whom they purchase medical products, and these entities may decide to stop purchasing our products or demand discounts on our prices;

     o there is economic pressure to contain health care costs in international markets;

     o there are proposed and existing laws and regulations in domestic and international markets regulating pricing and profitability of companies in the health care industry; and

     o there have been initiatives by third party payors to challenge the prices charged for medical products which could affect our ability to sell products on a competitive basis.

Both the pressure to reduce prices for our products in response to these trends and the decrease in the size of the market as a result of these trends could adversely affect our levels of revenues and profitability of sales.

In addition, there are laws and regulations that regulate the means by which companies in the health care industry may compete by discounting the prices of their products. Although we exercise care in structuring our customer discount arrangements to comply with those laws and regulations, we cannot assure you that:

     o government officials charged with responsibility for enforcing those laws will not assert that these customer discount arrangements are in violation of those laws or regulations, or

     o government regulators or courts will interpret those laws or regulations in a manner consistent with our interpretation.

WE MAY HAVE SIGNIFICANT PRODUCT LIABILITY EXPOSURE AND OUR INSURANCE MAY NOT COVER ALL POTENTIAL CLAIMS.

We face an inherent business risk of exposure to product liability and other claims in the event that our technologies or products are alleged to have caused harm. We may not be able to obtain insurance for the potential liability on acceptable terms with adequate coverage, or at reasonable costs. Any potential product liability claims could exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. Our insurance may not be renewed at a cost and level of coverage comparable to that then in effect.

WE ARE SUBJECT TO OTHER REGULATORY REQUIREMENTS RELATING TO OCCUPATIONAL HEALTH AND SAFETY AND THE USE OF HAZARDOUS SUBSTANCES WHICH MAY IMPOSE SIGNIFICANT COMPLIANCE COSTS ON US.

We are subject to regulation under federal and state laws regarding occupational health and safety, laboratory practices, and the use, handling and disposal of toxic or hazardous substances. Our research, development and manufacturing processes involve the controlled use of certain hazardous materials. Although we believe that our safety procedures for handling and disposing of those materials comply with the standards prescribed by the applicable laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any related liability could exceed the limits or fall outside the coverage of our insurance and could exceed our resources. We may not be able to maintain insurance on acceptable terms, or at all. We may incur significant costs to comply with environmental laws and regulations in the future. We may also be subject to other present and possible future local, state, federal and foreign regulations.

THE LOSS OF KEY PERSONNEL COULD HARM OUR BUSINESS.

We believe our success depends on the contributions of a number of our key personnel, including Stuart M. Essig, our President and Chief Executive Officer. If we lose the services of key personnel, that loss could materially harm our business. We maintain "key person" life insurance on Mr. Essig. In addition, recruiting and retaining qualified personnel will be critical to our success. There is a shortage in the industry of qualified management and scientific personnel, and competition for these individuals is intense. We can not assure you that we will be able to attract additional personnel and retain existing personnel.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

Many of our stockholders will have an opportunity to sell their stock following the offering. Also, many of our employees and directors may exercise their stock options in order to sell the stock underlying their options in the market under a registration statement we have filed with the SEC. Sales of a substantial number of shares of our common stock in the public market after the offering could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. Officers, directors and certain of our principal stockholders owning an aggregate of approximately 9,931,015 shares of our common stock have agreed that they will not, without the prior written consent of the U.S. Bancorp Piper Jaffray Inc., directly or indirectly sell any of these restricted shares, or any of the 4,163,850 shares of our common stock that we may issue upon the exercise of outstanding options held by our officers and directors, for 90 days after the date of this prospectus. Furthermore, we have registered 8,505,000 shares of common stock reserved for issuance to our employees, directors and consultants under our stock award and employee benefit plans. Of this amount, as of June 30, 2001, approximately 6,553,000 shares were held in reserve for future issuance.

OUR STOCK PRICE MAY CONTINUE TO BE HIGHLY VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAID FOR THEM.

The stock market in general, and the stock prices of medical device companies, biotechnology companies and other technology-based companies in particular, have experienced significant volatility that often has been unrelated to the operating performance of and beyond the control of any specific public companies. The market price of our common stock has fluctuated widely in the past and is likely to continue to fluctuate in the future. The high and low market prices of our common stock from June 30, 1999 through June 30, 2001 were $22.450 per share on June 30, 2001 and $5.375 per share on December 28, 1999, respectively, and the high and low market prices of our common stock during the fiscal quarter ended June 30, 2001 were $22.450 per share on June 29, 2001, and $11.40 per share on April 16, 2001, respectively. See "Price Range of Common Stock and Dividends." Factors that may have a significant impact on the market price of our common stock include:

     o our actual financial results differing from guidance provided by management;

     o our actual financial results differing from that expected by securities analysts;

     o future announcements concerning us or our competitors, including the announcement of acquisitions;

     o    changes in the prospects of our business partners or suppliers;

     o developments regarding our patents or other proprietary rights or those of our competitors;

     o    quality deficiencies in our products;

     o competitive developments, including technological innovations by us or our competitors;

     o government regulation, including the FDA's review of our products and developments;

     o changes in recommendations of securities analysts and rumors that may be circulated about us or our competitors;

     o    public perception of risks associated with our operations;

     o conditions or trends in the medical device and biotechnology industries;

     o    additions or departures of key personnel; and

     o    sales of our common stock.

Any of these factors could immediately, significantly and adversely affect the trading price of our common stock.

WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

We do not currently pay any cash dividends on our common stock and do not anticipate paying any of these dividends in the foreseeable future. We intend to retain future earnings to fund our growth. Accordingly, you will not receive a return on your investment in our common stock through the payment of dividends in the foreseeable future and may not realize a return on your investment even if you sell your shares. As a result, you may not be able to resell your shares at or above the price you paid for them.

OUR MAJOR STOCKHOLDERS COULD MAKE DECISIONS ADVERSE TO YOUR INTERESTS.

Our directors and executive officers and affiliates of certain directors own or control, and after the completion of an offering of our common stock may still own or control, a majority of our outstanding voting securities and would be generally able to elect all directors, to determine the outcome of corporate actions requiring stockholder approval and otherwise to control the business. The ability of the board of directors to issue preferred stock, while providing flexibility in connection with financing, acquisitions and other corporate purposes, could have the effect of discouraging, deferring or preventing a change in control or an unsolicited acquisition proposal, since the issuance of preferred stock could be used to dilute the share ownership of a person or entity seeking to obtain control of us. This control could preclude any unsolicited acquisition of Integra and consequently adversely affect the market price of the common stock. Furthermore, we are subject to Section 203 of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control.

OUR MANAGEMENT WILL HAVE BROAD DISCRETION IN USING THE PROCEEDS FROM THIS OFFERING AND, THEREFORE, INVESTORS WILL BE RELYING ON THE JUDGMENT OF OUR MANAGEMENT TO INVEST THOSE FUNDS EFFECTIVELY.

We intend to use the net proceeds of this offering for general corporate purposes, which could include, among other things, acquisition of product lines or companies, repayment of indebtedness, expanding our sales and marketing resources, including expanding our international business, developing new technologies and products and for working capital. The amounts and timing of these expenditures will vary significantly depending upon a number of factors, including the amount of cash generated or consumed by our operations, the progress of our research and development activities and the market response to the introduction of any new products and services. In addition, we may use a portion of the net proceeds from this offering to acquire or invest in businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise. Our management will retain broad discretion with respect to the expenditure of proceeds. Investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.

                           FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus, including statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about Integra, including, among other things:

     o general economic and business conditions, both nationally and in our international markets;

     o our expectations and estimates concerning future financial performance, financing plans and the impact of competition;

     o    anticipated trends in our business;

     o    existing and future regulations affecting our business;

     o our ability to obtain additional debt and equity financing to fund capital expenditures and working capital requirements if required;

     o    our ability to complete acquisitions; and

     o other risk factors described in the section entitled "Risk Factors" in this prospectus.

You can identify these forward-looking statements by forward-looking words such as "believe," "may," "could," "will," "estimate," "continue," "anticipate," "intend," "seek," "plan," "expect," "should," "would" and similar expressions in this prospectus.

In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                 USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 3,500,000 shares of our common stock we are offering under this prospectus at an assumed public offering price of $24.50 per share will be approximately $80.4 million, after deducting the underwriting discount and estimated offering expenses. We will not receive any proceeds from the sale of common stock by the selling stockholders.

We expect to use the net proceeds received by us from the sale of common stock under this prospectus for general corporate purposes, which could include, among other things, acquisition of product lines or companies, repayment of indebtedness, expanding our sales and marketing resources, including expanding our international business, and developing new technologies and products, and for working capital. Pending application of the net proceeds, we may invest the net proceeds in short term, interest bearing investments. We will not receive any proceeds from the sale of common stock by any selling stockholder.

                           PRICE RANGE OF COMMON STOCK

Our common stock trades on the Nasdaq National Market under the symbol "IART". The following table presents the high and low sales prices for our common stock for each quarter for the periods indicated. All outstanding common share and per share amounts have been retroactively adjusted to reflect a one-for-two reverse stock split of our common stock on May 18, 1998.


                                                            HIGH         LOW
                                                          --------     -------
   FISCAL YEAR 1999
   First Quarter .....................................    $  5.188      $  3.00
   Second Quarter ....................................    $  7.00       $  3.875
   Third Quarter .....................................    $ 10.375      $  5.625
   Fourth Quarter ....................................    $  6.4688     $  5.375

   FISCAL YEAR 2000
   First Quarter .....................................    $ 19.875      $  5.875
   Second Quarter ....................................    $ 12.625      $  6.688
   Third Quarter .....................................    $ 15.000      $  9.438
   Fourth Quarter ....................................    $ 16.125      $  9.688

   FISCAL YEAR 2001
   First Quarter .....................................    $ 18.3125     $  9.875
   Second Quarter ....................................    $ 22.450      $ 11.40
   Third Quarter (through July 18, 2001) .............    $ 25.25       $ 18.80

The closing price for the common stock on July 18, 2001 was $24.50. We had 825 stockholders of record as of July 18, 2001.

                                 DIVIDEND POLICY

We do not currently pay any cash dividends on our common stock and do not anticipate paying any of these dividends in the foreseeable future. Any future payment of dividends to our stockholders will depend on decisions that our board of directors will make and will depend on then existing conditions, including our financial condition, contractual restrictions, capital requirements and business prospects.

                                    DILUTION

The net tangible book value of our common stock as of March 31, 2001 was approximately $32.5 million or $1.29 per share of common stock. Net tangible book value per share represents the amount of our convertible preferred stock, common stock and other stockholders' equity, less intangible assets, divided by the number of shares of our common stock outstanding (including the effects of the 2,250,000 shares underlying the Restricted Units held by our President and Chief Executive Officer and shares of common stock issuable upon conversion of our outstanding preferred stock or exercise of outstanding options and warrants). Purchasers of common stock in this offering will have an immediate dilution of net tangible book value.

Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in the offering and the pro forma net tangible book value per share of the common stock immediately after completion of the offering. After giving effect to the issuance and sale of 3,500,000 shares of common stock in the offering at a public offering price of $24.50 per share, and after deduction of underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value of Integra as of March 31, 2001 would have been approximately $112.9 million, or $3.94 per share of common stock. This represents an immediate increase in net tangible book value of $2.65 per share to existing stockholders and an immediate dilution of net tangible book value of $20.56 per share to purchasers of common stock in the offering, as illustrated in the following table:

Public offering price per share of common stock ......................$   24.50
Net tangible book value per share of common stock
  before the offering .........................................$    1.29
Increase per share of common stock attributable to
    the offering ..............................................$    2.65
                                                               ---------
Pro forma net tangible book value per share of common stock
  after the offering .................................................$    3.94
Net tangible book value dilution per share ...........................$   20.56

                                 CAPITALIZATION

The following table sets forth: (a) the actual capitalization of Integra as of March 31, 2001; (b) the pro forma capitalization of Integra as of March 31, 2001 after giving effect to the conversion of the Series B Preferred Stock into common stock which occurred on June 26, 2001 and (c) that pro forma capitalization as adjusted to give effect to our receipt of the estimated net proceeds of $80.4 million from the sale of 3,500,000 shares of common stock we are offering for sale under this prospectus at an assumed public offering price of $24.50 per share and the application of these proceeds as set forth under the caption "Use of Proceeds."

You should read this table in conjunction with our consolidated financial statements and their notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Description of Capital Stock" for additional information.




                                                                            AS OF MARCH 31, 2001
                                                                   -------------------------------------
                                                                                              PRO FORMA
                                                                    ACTUAL      PRO FORMA    AS ADJUSTED
                                                                   ---------    ---------    -----------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                (UNAUDITED)

Cash, cash equivalents and short-term investments ................  $  19,374    $  19,374    $  88,891
                                                                    =========    =========    =========
Short-term debt ..................................................  $   9,150    $   9,150    $   1,354
Long-term debt ...................................................      3,121        3,121         --

Stockholders' equity:
Preferred stock; $0.01 par value; 15,000 authorized shares; 100
  Series B Convertible shares issued and outstanding at March 31,
  2001(0 Series B Convertible shares outstanding in the Pro-forma column), $12,000 including a 10% annual cumulativedividend liquidation preference; 54 Series C Convertible shares issued and outstanding
  at March 31, 2001, $5,940 including a preference ...............          2            1            1
Common stock; $0.01 par value; 60,000 authorized
  shares; 17,658 (20,276 in the Pro-forma column and
  23,776 in the Pro Forma As Adjusted column)
  issued and outstanding at March 31, 2001 .......................        177          203          238
Additional paid-in capital .......................................    161,564      161,539      241,938
Treasury stock, at cost; 20 shares at March 31, 2001 .............       (180)        (180)        (180)
Other ............................................................        (58)         (58)         (58)
Accumulated other comprehensive loss .............................       (898)        (898)        (898)
Accumulated deficit ..............................................   (103,733)    (103,733)    (103,733)
                                                                    ---------    ---------    ---------
  Total stockholders' equity .....................................     56,874       56,874      137,308
                                                                    ---------    ---------    ---------
  Total capitalization ...........................................  $  69,145    $  69,145    $ 138,662
                                                                    =========    =========    =========



The number of shares of common stock to be outstanding after the offering excludes:

     o 3,895,385 shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $8.04 per share;

     o 2,311,654 shares of our common stock available for future issuances under our stock option plans;

     o 2,250,000 shares of our common stock underlying the Restricted Units held by our President and Chief Executive Officer;

     o 600,000 shares of our common stock issuable upon conversion of 54,000 shares of Series CConvertible Preferred Stock;

     o 353,825 shares of our common stock issuable under our Employee Stock Purchase Plan;

     o 310,811 shares of our common stock that we may issue upon the exercise of outstanding warrants at a weighted average exercise price of $8.85 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The selected financial data as of and for each of the five years ended December 31 has been derived from consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected financial data as of and for each of the three-month periods ended March 31, 2001 and 2000 has been derived from our unaudited financial statements. In our opinion, the unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of that information. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.




                                     THREE MONTHS
                                     ENDED MARCH 31,                     YEAR ENDED DECEMBER 31,

                               -----------------------    -----------------------------------------------------
                                   2001       2000        2000        1999        1998       1997        1996
                               -------------------------  ------------------------------------------------------
                                      (UNAUDITED)                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA(1):
Product sales .................. $ 20,284    $ 13,332    $ 64,987   $ 40,047    $ 14,182    $ 14,103   $ 11,300
Other revenue .................     1,400       1,199       6,662      2,829       3,379         745      1,938
                                 --------    --------    --------   --------    --------    --------    -------
Total revenue ..................   21,684      14,531      71,649     42,876      17,561      14,848     13,238
Cost of product sales ..........    8,594       6,687      29,511     22,678       7,580       7,184      6,808
Research and development .......    2,073       1,890       7,524      8,893       8,424       6,406      6,294
Selling and marketing .........     4,751       2,949      15,371      9,487       5,901       5,405      4,263
General and administrative(2) .     3,204       3,747      28,483     13,324       9,787      14,764      5,320
Amortization ...................      680         480       2,481        874          49          --         --
                                 --------    --------    --------   --------    --------    --------    -------
Total costs and expenses ......    19,302      15,753      83,370     55,256      31,741      33,759     22,685
                                 --------    --------    --------   --------    --------    --------    -------
Operating income (loss) .......     2,382      (1,222)    (11,721)   (12,380)    (14,180)    (18,911)    (9,447)
Interest income
  (expense), net ...............      (78)         11        (473)       294       1,250       1,771      1,799
Gain on disposition
  of product lines ............        --         115       1,146      4,161          --          --         --
Other income
  (expense), net ..............       (62)        123         201        141         588         176        120
                                 --------    --------    --------   --------    --------    --------    -------
Income (loss) before
  income taxes ................     2,242        (973)    (10,847)    (7,784)    (12,342)    (16,964)    (7,528)
Income tax expense
  (benefit)(3) .................      246          62         108     (1,818)         --          --         --
                                 --------    --------    --------   --------    --------    --------    -------
Income (loss) before
  cumulative effect
  of accounting change ........     1,996      (1,035)    (10,955)    (5,966)    (12,342)    (16,964)    (7,528)
Cumulative effect of an
  accounting change(4) ........        --        (470)       (470)        --          --          --         --
                                 --------    --------    --------   --------    --------    --------    -------
Net income (loss) .............   $ 1,996    $ (1,505)   $(11,425)  $ (5,966)   $(12,342)   $(16,964)  $ (7,528)
                                 ========    ========    ========   ========    ========    ========    =======
Diluted net income (loss)
  per share ....................  $  0.07    $  (0.35)   $  (0.97)  $  (0.40)   $  (0.77)   $  (1.15)  $ (0.54)
                                 ========    ========    ========   ========    ========    ========    =======
Weighted average common
  shares outstanding ...........   21,849      17,224      17,553     16,802      16,139      14,810     14,057
                                 ========    ========    ========   ========    ========    ========    =======




                                        AS OF
                                       MARCH 31,                          AS OF DECEMBER 31,
                               -----------------------    -----------------------------------------------------
                                        2001               2000        1999        1998       1997        1996
                               -------------------------  ------------------------------------------------------
                                      (UNAUDITED)                             (IN THOUSANDS)

BALANCE SHEET DATA(1):
Cash, cash equivalents and
  short-term investments ............$  19,374        $ 15,138   $ 23,612    $ 20,187    $ 26,272    $ 34,276
Working capital .....................   27,992          25,177     28,014      23,898      29,407      37,936
Total assets ........................   91,079          86,514     66,253      34,707      38,356      48,741
Long-term debt ......................    3,121           4,758      7,625          --          --          --
Accumulated deficit.................. (103,733)       (105,729)   (94,304)    (88,287)    (75,945)    (58,981)
Total stockholders' equity...........   56,874          53,781     37,989      31,366      35,755      46,384



---------------

(1) As the result of our acquisitions of Rystan Company, Inc. in September 1998, the NeuroCare Group of companies in March 1999 and the acquisition of Clinical Neuro Systems and product lines from NMT Medical, Inc. in 2000, the consolidated financial results and balance sheet data for certain of the periods presented above may not be directly comparable.

(2) General and administrative expense in 2000 included a $13.5 million stock-based compensation charge in connection with the extension of the employment of the Company's President and Chief Executive Officer. General and administrative expense in 1997 include the following two non-cash charges: (a) $1.0 million related to an asset impairment charge; and (b) $5.9 million related to a stock-based signing bonus for the Company's President and Chief Executive Officer.

(3) The 1999 income tax benefit includes a non-cash benefit of $1.8 million resulting from the reduction of the deferred tax liability recorded in the NeuroCare Group of companies acquisition to the extent that consolidated deferred tax assets were generated subsequent to the acquisition. The 2000 income tax expense and 1999 income tax benefit include $0.5 million and $0.6 million, respectively, of benefits associated with the sale of New Jersey state net operating losses.

(4) As the result of the adoption of SAB 101, we recorded a $470,000 cumulative effect of an accounting change to defer a portion of a nonrefundable, up-front fee received and recorded in other revenue in 1998. The cumulative effect of this accounting change was measured as of January 1, 2000. As a result of this accounting change, other revenue in 2000 includes $112,000 of amortization of the amount deferred as of January 1, 2000.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ TOGETHER WITH THE "SELECTED CONSOLIDATED FINANCIAL DATA" AND OUR FINANCIAL STATEMENTS AND THE RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. THE ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY FACTORS, INCLUDING BUT NOT LIMITED TO THOSE UNDER THE HEADING "RISK FACTORS."

OVERVIEW

We develop, manufacture and market medical devices, implants and biomaterials for the neurosurgical, orthopedic and soft tissue repair markets. Our operations consist of:

     o Integra NeuroSciences, which is a leading provider of implants, devices, and monitors used in neurosurgery, neurotrauma, and related critical care; and

     o Integra LifeSciences, which develops and manufactures a variety of medical products and devices, including products based on our proprietary tissue regeneration technology which are used to treat soft tissue and orthopedic conditions.

Integra NeuroSciences sells primarily through a direct sales organization and Integra LifeSciences sells primarily through strategic alliances and distributors. Our strategic alliances include alliances with Ethicon, a division of Johnson &Johnson, the Genetics Institute Division of American Home Products Corporation and Medtronic Sofamor Danek.

In 1999, we initiated a repositioning of our business to focus selectively on the neurosurgical, orthopedic and soft tissue repair markets. Implementation of this strategy included the purchase of the NeuroCare Group of companies in March 1999 and the execution of an agreement with Ethicon, that provides Ethicon with exclusive marketing and distribution rights to INTEGRA(R) Dermal Regeneration Template worldwide, excluding Japan. As a result of these transactions, we formed our Integra NeuroSciences division and reorganized the remainder of our products into our Integra LifeSciences division. The agreement with Ethicon allowed the Integra LifeSciences division to focus on strategic collaborative initiatives. The Integra LifeSciences segment now operates as a provider of innovative products and development activities through strategic alliances with marketing partners and distributors. As a result of these activities, our segment financial results for each of the years 2000, 1999 and 1998 and for the first three months of 2001 and 2000, may not be directly comparable.

To date, we have experienced significant operating losses and may continue to incur these losses unless product sales and research and collaborative arrangements generate sufficient revenue to fund continuing operations. As of March 31, 2001 we had an accumulated deficit of $103.7 million.

RECENT ACQUISITIONS

On March 29, 1999 we acquired certain assets and stock held by Heyer-Schulte(R) NeuroCare, L.P. and its subsidiaries, Heyer-Schulte NeuroCare, Inc., Camino NeuroCare, Inc. and Neuro Navigational, LLC (collectively, the "NeuroCare Group") through our wholly-owned subsidiaries, NeuroCare Holding Corporation, Integra NeuroCare LLC and Redmond NeuroCare LLC (collectively, "Integra NeuroCare"). The purchase price for the NeuroCare Group consisted of $14.2 million in cash and approximately $11 million of assumed indebtedness under a term loan from Fleet Capital Corporation. The NeuroCare Group's assets include a manufacturing, packaging and distribution facility in San Diego, California and a manufacturing facility in Anasco, Puerto Rico, as well as a corporate headquarters in Pleasant Prairie, Wisconsin, which we closed in the third quarter of 1999.

On January 17, 2000, we purchased the business, including certain assets and liabilities, of Clinical Neuro Systems, Inc. for $6.8 million. CNS designs, manufactures and sells neurosurgical external ventricular drainage systems, including catheters and drainage bags, as well as cranial access kits. The purchase price of the CNS business consisted of $4.0 million in cash and a $2.8 million 5% secured promissory note issued to the seller. The promissory note, of which approximately $1.4 million remains outstanding, is collateralized by inventory, property and equipment of the CNS business and by a collateral assignment of a $2.8 million promissory note from one of our subsidiaries.


On April 6, 2000, we purchased the Selector(R)Ultrasonic Aspirator, Ruggles(TM) hand-held neurosurgical instruments and Spembly Medical cryosurgery product lines, including certain assets and liabilities, from NMT Medical, Inc. for $11.6 million in cash.

On April 4, 2001, we acquired all of the outstanding stock of GMSmbH, the German manufacturer of the LICOX(R) Brain Tissue Oxygen Monitoring System, for $2.9 million, of which $2.3 million was paid at closing. Prior to the acquisition, our Integra NeuroSciences division had exclusive marketing rights to the LICOX(R) products in the United States and certain other markets. Revenues of the acquired GMS business were approximately $1.2 million in 2000, consisting primarily of sales of the LICOX(R) products in Germany and to various international distributors, including Integra.

On April 27, 2001, we acquired Satelec Medical, a subsidiary of the Satelec-Pierre Rolland group, for $3.6 million in cash. Satelec Medical, based in France, manufactures and markets the Dissectron(R) ultrasonic surgical aspirator console and a broad line of related handpieces. The Dissectron(R) product is the leading ultrasonic surgical system in France. The Dissectron(R) product has FDA 510(k) clearance for neurosurgical applications and CE Mark Certification in the European Union. Revenues of the acquired business were approximately $1.5 million in 2000.


These acquisitions have been accounted for using the purchase method of accounting, and our consolidated financial statements include the results of operations of the acquired businesses since their respective dates of acquisition.

RESULTS OF OPERATIONS

COMPARISON OF THREE MONTHS ENDED MARCH 31, 2001 TO THREE MONTHS ENDED MARCH 31, 2000. Product sales and gross margins on product sales were as follows:


                                                   THREE MONTHS ENDED MARCH 31,
                                                   ----------------------------
                                                        2001         2000
                                                   ------------    ------------
                                                           (IN THOUSANDS)
                                                            (UNAUDITED)
Integra NeuroSciences:
   Neuro intensive care unit ...................        $ 6,532         $ 5,532
   Neuro operating room ........................          7,945           3,288
                                                        -------         -------
   Total product sales .........................         14,477           8,820
   Cost of product sales .......................          5,637           4,178
                                                        -------         -------
   Gross margin on product sales ...............          8,840           4,642
   Gross margin percentage .....................             61%             53%

Integra LifeSciences:
   Private label products ......................          3,216           2,488
   Distributed products ........................          2,591           2,024
                                                        -------         -------
   Total product sales .........................          5,807           4,512
   Cost of product sales .......................          2,957           2,509
                                                        -------         -------
   Gross margin on product sales ...............          2,850           2,003
   Gross margin percentage .....................             49%             44%

Consolidated:
   Product sales ...............................        $20,284         $13,332
   Gross margin percentage .....................             58%             50%


REVENUE AND GROSS MARGINS. In the first quarter of 2001, total revenues increased $7.2 million, or 49%, over the first quarter of 2000 to $21.7 million. Revenue growth was led by a $7.0 million increase in product sales to $20.3 million, a 52% increase over the first quarter of 2000. Included in this increase was $2.8 million in sales of acquired NMT Medical, Inc. product lines. Sales in the Integra NeuroSciences division increased $5.7 million to $14.5 million in the first quarter of 2001, and included $2.3 million in sales of acquired NMT Medical, Inc. product lines. Increased sales of our DuraGen(R) Dural Graft Matrix, our intracranial monitoring and cranial access products for the neuro intensive care unit and our hydrocephalus management products, contributed to the strong internal growth of $3.4 million in the Integra NeuroSciences division. Gross margin on Integra NeuroSciences' product sales increased 8 percentage points to 61% in the first quarter of 2001 through an improved sales mix of higher margin products, including the DuraGen(R) product and acquired product lines. The gross margin reported for the first quarter of 2000 was reduced by 1 percentage point relating to fair value inventory purchase accounting adjustments recorded in connection with the CNS acquisition.

Future product sales in the Integra NeuroSciences division are expected to benefit from internal growth in the division's existing product lines and the recent launch of the LICOX(R) Brain Tissue Oxygen Monitoring System and the Ventrix(R) True Tech Tunneling Catheter for intracranial pressure monitoring.

Sales of Integra LifeSciences division products increased $1.3 million to $5.8 million in the first quarter of 2001 primarily because of internal growth in our private label products and $0.5 million in sales of acquired NMT Medical, Inc. product lines. Sales of private label products can vary significantly from quarter to quarter and are dependent upon the efforts of our strategic marketing partners. Gross margin on Integra LifeSciences' product sales increased 5 percentage points to 49% in the first quarter of 2001 primarily as a result of an improved sales mix of higher margin products.

Other revenue, which increased $0.2 million to $1.4 million in the first quarter of 2001, consisted of $0.9 million of research and development funding from strategic partners and government grants, $0.3 million of royalty income, and $0.2 million of license and distribution revenues.


RESEARCH AND DEVELOPMENT. Research and development expenses were as follows:


                                                   THREE MONTHS ENDED MARCH 31,
                                                   ----------------------------
                                                         2001           2000
                                                        -------        ------
                                                           (IN THOUSANDS)
                                                             (UNAUDITED)

Integra NeuroSciences ........................           $  688          $  503
Integra LifeSciences .........................            1,385           1,387
                                                         -------        ------
  Total ......................................           $2,073          $1,890
                                                         =======        ======

In the Integra NeuroSciences division, research and development expenses increased as compared to the first quarter of 2000 as a result of the ongoing Phase III clinical trials on the NeuraGen(TM) Nerve Guide that were initiated in the second quarter of 2000 and the completion of development activities related to the Ventrix(R) True Tech Catheter.

The future allocation and timing of research and development expenditures between segments and programs will vary depending on various factors, including the timing and outcome of pre-clinical and clinical results, changing competitive conditions, continued program funding levels, potential funding opportunities and determinations with respect to the commercial potential of our technologies.

MARKETING AND SALES. Selling and marketing expenses were as follows:



                                                   THREE MONTHS ENDED MARCH 31,
                                                   ----------------------------
                                                         2001           2000
                                                        -------        ------
                                                           (IN THOUSANDS)
                                                             (UNAUDITED)


Integra NeuroSciences ........................         $4,238           $2,444
Integra LifeSciences .........................            513              505
                                                       ------           ------
  Total ......................................         $4,751           $2,949
                                                       ======           ======

Integra NeuroSciences selling and marketing expenses increased $1.8 million as compared to the first quarter of 2000 primarily because of the increase in the size of the direct sales force in the United States throughout 2000 and into 2001 from 18 to 44 neurospecialists. Additional increases were related to a distribution facility located in the United Kingdom that was acquired in the NMT Medical, Inc. acquisition.

Within the Integra LifeSciences division, product sales and marketing activities are primarily the responsibility of our strategic marketing partners and distributors.

GENERAL AND ADMINISTRATIVE. General and administrative expenses were as follows:


                                                   THREE MONTHS ENDED MARCH 31,
                                                   ----------------------------
                                                        2001           2000
                                                       -------        ------
                                                           (IN THOUSANDS)
                                                             (UNAUDITED)


Integra NeuroSciences ........................         $  790           $  890
Integra LifeSciences .........................            347              302
Corporate ....................................          2,067            2,555
                                                       ------           ------
  Total ......................................         $3,204           $3,747
                                                       =======          ======

The $0.5 million decrease in corporate general and administrative expenses was primarily the result of decreased legal fees associated with the conclusion of the Merck KGaA patent infringement trial at the end of the first quarter of 2000.

OTHER INCOME. Other income (expense), net for the three months ended March 31, 2000, included $176,000 of gain on sale of investments.

INCOME TAX EXPENSE. The provision for income taxes increased $184,000 in the first quarter of 2001 to $246,000, or 11% of pre-tax net income, which is our anticipated effective rate for the year ended December 31, 2001.

NET INCOME. Net income for the first quarter of 2001 was $2.0 million, or $0.07 per share. Net loss for the first quarter of 2000 was $1.5 million, or $0.35 per share. The net loss per share for the first quarter of 2000 includes the $4.2 million beneficial conversion feature associated with the issuance of convertible preferred stock and common stock warrants in March 2000, which is treated as a non-cash dividend in computing per share earnings. The beneficial conversion feature is based upon the excess of the price of the underlying common stock as compared to the fixed conversion price of the convertible preferred stock, after taking into account the value assigned to the warrants. Included in the first quarter net loss of $1.5 million was a $0.5 million cumulative effect of an accounting change, $0.1 million of fair value inventory purchase accounting adjustments, and a $0.1 million gain on the sale of a product line. Excluding these items and the $4.2 million beneficial conversion feature associated with the convertible preferred stock, the net loss per share for the first quarter of 2000 would have been $0.08.

INTERNATIONAL PRODUCT SALES AND OPERATIONS. In the first quarter of 2001, sales to customers outside the United States totaled $4.4 million, or 21% of consolidated product sales, of which approximately 55% were to Europe. Of this amount, $1.3 million of these sales were generated in foreign currencies from our subsidiary based in Andover, England. Our international sales and operations are subject to the risk of foreign currency fluctuations, both in terms of exchange risk related to transactions conducted in foreign currencies and the price of our products in those markets for which sales are denominated in the U.S. dollar.


In the first quarter of 2000, sales to customers outside the United States totaled $2.7 million, or 20% of consolidated product sales, of which approximately 39% were to Europe.

We seek to increase our presence in international markets, particularly in Europe, through acquisitions of businesses with an existing international sales and marketing infrastructure or the capacity to develop this type of infrastructure. We acquired operations in Germany and France with the acquisitions of GMS and Satelec Medical in April 2001.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2000 TO THE YEAR ENDED
DECEMBER 31, 1999

                                                           YEAR ENDED
                                                          DECEMBER 31,
                                                    --------------------------
                                                        2000         1999
                                                    -----------    -----------
                                                          (IN THOUSANDS)

Integra NeuroSciences:
  Neuro intensive care unit ..................         $23,521          $14,398
  Neuro operating room .......................          21,324            8,014
                                                       -------          -------
  Total product sales ........................          44,845           22,412
  Cost of product sales ......................          19,198           12,893
                                                       -------          -------
  Gross margin on product sales ..............          25,647            9,519
  Gross margin percentage ....................              57%              42%

Integra LifeSciences:
  Private label products .....................         $11,018          $10,226
  Distributed products .......................           9,124            7,409
                                                       -------          -------
  Total product sales ........................          20,142           17,635
  Cost of product sales ......................          10,313            9,785
                                                       -------          -------
  Gross margin on product sales ..............           9,829            7,850
  Gross margin percentage ....................              49%              45%

Consolidated:
  Product sales ..............................         $64,987          $40,047
  Gross margin percentage ....................              55%              43%

REVENUE AND GROSS MARGINS. Total product sales increased $24.9 million, or 62%, in 2000, with sales of product lines acquired in 2000 accounting for $11.2 million, or 28%, of this increase. Sales growth for the year was led by the Integra NeuroSciences division, which reported an increase of $22.4 million, or 100%, from the prior year. Included in this increase was $9.6 million of sales of product lines acquired in 2000. A $5.5 million increase in sales of the DuraGen(R) product, which was launched in the third quarter of 1999, and additional growth in products acquired in the NeuroCare Group of companies acquisition at the end of the first quarter of 1999 resulted in the remainder of this increase. Adjusted gross margin on Integra NeuroSciences' product sales increased 7 percentage points to 58% in 2000 through an improved sales mix of higher margin products, including the DuraGen(R) product and product lines acquired in 2000. The adjusted gross margin excludes fair value inventory purchase accounting adjustments recorded in connection with the acquisitions.


Sales in the Integra LifeSciences division increased $2.5 million, or 14%, in 2000, with sales of a distributed product line acquired in 2000 accounting for $1.6 million of this increase. The remainder of this increase relates primarily to higher sales of private label products, with increased sales of orthopedic biomaterials to our strategic partners for use in their clinical trials being slightly offset by lower sales of INTEGRA(R) Dermal Regeneration Template. Sales of INTEGRA(R) Dermal Regeneration Template decreased because of the lower transfer price to Ethicon beginning in the second half of 1999. Adjusted gross margin on Integra LifeSciences' product sales increased from 48% to 49% in 2000. The improvement in gross margins was primarily related to increased capacity utilization and increased sales of higher margin products in 2000, both of which were offset by the lower gross margins on sales of the INTEGRA(R) Dermal Regeneration Template through Ethicon and sales of a lower margin distributed product line acquired in 2000.

Other revenue, which increased $3.9 million to $6.7 million in 2000, consisted of $2.8 million of research and development funding from strategic partners and government grants, $2.3 million of license, distribution, and other event-related revenues from strategic partners and other third parties, and $1.6 million of royalty income.

RESEARCH AND DEVELOPMENT. Research and development expenses were as follows:


                                                             YEAR ENDED
                                                            DECEMBER 31,
                                                     -------------------------
                                                         2000           1999
                                                        -------        ------
                                                           (IN THOUSANDS)


Integra NeuroSciences ........................           $2,469           $2,080
Integra LifeSciences .........................            5,055            6,813
                                                         -------         ------
  Total ......................................           $7,524           $8,893
                                                         ======          ======

Research and development expense in the Integra NeuroSciences division increased in 2000 primarily because there was a full year of research and development activities from the acquired NeuroCare Group of companies business in 2000. Significant ongoing research and development programs of our Integra NeuroSciences segment include the development of the next generation of intra-cranial monitors and catheters and shunting products and the continuation of clinical trials involving the NeuraGen(TM) Nerve Guide, a bioabsorbable collagen conduit designed to support guided regeneration of severed peripheral nerves.

Research and development activities within the Integra LifeSciences division decreased in 2000 primarily because of the elimination of several non-core research programs throughout 1999, reductions in headcount in our New Jersey-based research group, and reduced spending in the articular cartilage program. Offsetting these decreases were additional research activities related to the INTEGRA(R) Dermal Regeneration Template program that Ethicon and government grants funded. The agreement with Ethicon provides us with research funding of $2.0 million per year through the year 2004. Significant ongoing research and development programs in the Integra LifeSciences segment include clinical and development activities related to INTEGRA(R) Dermal Regeneration Template, additional applications for our orthopedic technologies, and other activities involving our tissue regeneration technologies.

The future allocation and timing of research and development expenditures between divisions and programs will vary depending on various factors, including the timing and outcome of pre-clinical and clinical results, changing competitive conditions, continued program funding levels, potential funding opportunities and determinations with respect to the commercial potential of our technologies.

MARKETING AND SALES. Selling and marketing expenses were as follows:


                                                          YEAR ENDED
                                                          DECEMBER 31,
                                                    --------------------------
                                                        2000         1999
                                                    -----------    -----------
                                                          (IN THOUSANDS)


Integra NeuroSciences ......................           $12,868           $ 6,244
Integra LifeSciences .......................             2,503             3,243
                                                       -------          -------
  Total ....................................           $15,371           $ 9,487
                                                       =======          =======

Integra NeuroSciences selling and marketing expense increased significantly because of a large increase in the direct sales force to over 50 personnel during 2000, increased sales from acquired products and growth in existing products, and increased tradeshow participation. Through acquisitions and recruiting of experienced personnel, the Integra NeuroSciences division has developed a leading sales and marketing infrastructure to market its products to neurosurgeons and critical care units, which comprise a focused group of hospital-based practitioners. A further increase in Integra NeuroSciences selling and marketing expense is expected in 2001, as continuing costs associated with the larger direct sales force and the national distribution center opened in the second quarter of 2000 impact the full year 2001 results.

The decrease in Integra LifeSciences selling and marketing expenses is primarily the result of the transition of INTEGRA(R) Dermal Regeneration Template selling and marketing activities to Ethicon in June 1999, offset by costs associated with the opening of our new national distribution center in New Jersey.



GENERAL AND ADMINISTRATIVE. General and administrative expenses were as follows:


                                                          YEAR ENDED
                                                          DECEMBER 31,
                                                    --------------------------
                                                        2000         1999
                                                    -----------    -----------
                                                          (IN THOUSANDS)
Integra NeuroSciences ......................           $ 4,981           $ 4,726
Integra LifeSciences .......................             3,799             2,433
Corporate ..................................            19,703             6,165
                                                       -------           -------
  Total ....................................           $28,483           $13,324
                                                       =======           =======

Integra NeuroSciences general and administrative expenses increased in 2000 primarily because of acquisitions and an allowance recorded against a distributor's accounts receivable balance. Offsetting these increases were $1.0 million of severance costs incurred in 1999 in connection with the closure of the corporate headquarters of the NeuroCare Group in July 1999. General and administrative expense in the Integra LifeSciences segment increased in 2000 primarily due to additional headcount and acquisitions. The increase in corporate general and administrative expenses in 2000 was almost entirely related to a $13.5 million stock-based compensation charge recorded in connection with the extension of the employment agreement of Integra's President and Chief Executive Officer. A decrease in legal fees associated with the conclusion of the jury trial in the patent infringement lawsuit against Merck KGaA in the first quarter of 2000 was offset by increased corporate headcount.

NET INTEREST EXPENSE. Net interest expense consisted of interest expense of $1.3 million and interest income of $0.8 million in 2000. In 1999, net interest income consisted of $1.0 million of interest income and $0.7 million of interest expense. Interest expense increased in 2000 consistent with higher average bank loans outstanding during 2000 and interest associated with the note issued to the seller of the CNS business. Interest income decreased in 2000 consistent with lower average cash and marketable securities balances during 2000.

We recorded a $1.1 million pre-tax gain on the disposition of two product lines in 2000 and a $4.1 million pre-tax gain on the disposition of a product line in 1999.

OTHER INCOME (EXPENSE). Other income (expense), net in 2000 included $0.2 million of gain on sale of investments.

INCOME TAX BENEFIT (EXPENSE). The income tax provision of $0.1 million recorded in 2000 consists of $0.6 million of income tax expense, which was offset by a $0.5 million benefit from the sale of New Jersey state net operating losses under a state sponsored program. The income tax benefit of $1.8 million recorded in 1999 consists of a $1.8 million non-cash benefit resulting from the reduction of the deferred tax liability recorded in the NeuroCare Group acquisition to the extent that consolidated deferred tax assets were generated subsequent to the acquisition. A tax benefit of $0.6 million associated with the sale of New Jersey state net operating losses was offset by $0.6 million of income tax expense.

NET INCOME (LOSS). The reported net loss for the year ended December 31, 2000 was $11.4 million, or $0.97 per share. The reported net loss per share includes $1.5 million of preferred stock dividends and a $4.2 million beneficial conversion feature associated with the issuance of convertible preferred stock and warrants in March 2000, which is treated as a non-cash dividend in computing per share earnings. The beneficial conversion dividend is based upon the excess of the price of the underlying common stock as compared to the fixed conversion price of the convertible preferred stock, after taking into account the value assigned to the common stock warrants. Included in the reported net loss of $11.4 million was a $1.1 million gain on the sale of product lines, the $13.5 million stock-based compensation charge, a $0.5 million cumulative effect of an accounting change and $0.4 million of fair value inventory purchase accounting adjustments. Excluding these items, we would have reported net income of $1.8 million. Excluding these items and the $4.2 million beneficial conversion feature recorded on the convertible preferred stock, we would have reported net income of $0.02 per share for the year ended December 31, 2000.

The reported net loss for the year ended December 31, 1999 was $6.0 million, or $0.40 per share. The reported net loss per share includes $0.8 million of preferred stock dividends. Included in the reported net loss of $6.0 million was a $3.7 million gain (net of tax) on the sale of a product line and a $1.8 million tax benefit related to the NeuroCare Group of companies acquisition, $2.5 million of fair value inventory purchase accounting adjustments and $1.0 million of severance costs associated with the NeuroCare Group of companies acquisition. Excluding these items, we would have reported a net loss of $8.0 million, or $0.52 per share.


Excluding the above items, the adjusted Earnings before Interest, Taxes, Depreciation and Amortization would have been $7.8 million in 2000, as compared to a negative $5.6 million in 1999. EBITDA is calculated by adding back interest, taxes, depreciation and amortization to net income or loss.


INTERNATIONAL PRODUCT SALES AND OPERATIONS. In 2000, sales to customers outside the United States totaled $13.6 million, or 21% of consolidated product sales, of which approximately 50% were to Europe. Of this amount, $3.2 million of these sales were generated in foreign currencies from our subsidiary based in Andover, England, which was acquired in April 2000. Our international sales and operations are subject to the risk of foreign currency fluctuations, both in terms of exchange risk related to transactions conducted in foreign currencies and the price of our products in those markets for which sales are denominated in the U.S. dollar.

In 1999, sales outside the United States totaled $9.1 million. All of these product sales were generated from operations based in the United States and were denominated in U.S. dollars.


COMPARISON OF THE YEAR ENDED DECEMBER 31, 1999 TO THE YEAR ENDED
DECEMBER 31, 1998

                                                           YEAR ENDED
                                                           DECEMBER 31,
                                                    --------------------------
                                                        2000         1999
                                                    -----------    -----------
                                                          (IN THOUSANDS)


Integra NeuroSciences:
  Neuro intensive care unit ..................         $14,398            $--
  Neuro operating room .......................           8,014             --
                                                       -------          -------
  Total product sales ........................          22,412             --
  Cost of product sales ......................          12,893             --
                                                       -------          -------
  Gross margin on product sales ..............           9,519             --
  Gross margin percentage ....................              42%            --

Integra LifeSciences:
  Private label products .....................         $10,226          $11,295
  Distributed products .......................           7,409            2,887
                                                       -------          -------
  Total product sales ........................          17,635           14,182
  Cost of product sales ......................           9,785            7,580
                                                       -------          -------
  Gross margin on product sales ..............           7,850            6,602
  Gross margin percentage ....................              45%              47%

Consolidated:
  Product sales ..............................         $40,047          $14,182
  Gross margin percentage ....................              43%              47%

REVENUE AND GROSS MARGINS. Total product sales increased $25.9 million, or 182%, in 1999, with sales of product lines acquired in 1999 accounting for $24.5 million, or a 172% increase over 1998. Sales growth for the year was led by the Integra NeuroSciences division, which reported $21.9 million of sales from product lines acquired in the NeuroCare Group of companies acquisition and $0.5 million of sales of the DuraGen(R) product, which was launched in the third quarter of 1999. Excluding fair value inventory purchase accounting adjustments recorded in connection with the NeuroCare Group acquisition, gross margins on Integra NeuroSciences product sales would have been 51% in 1999.

Sales in the Integra LifeSciences division increased $3.5 million, or 24%, in 1999. An increase of $3.6 million from sales of distributed product lines acquired in 1998 and 1999 was offset by a decrease of $2.1 million of sales of INTEGRA(R) Dermal Regeneration Template through Ethicon in 1999. The remainder of the increase in 1999 relates to internal sales growth in existing product lines. Excluding fair value inventory purchase accounting adjustments, which reduced reported 1998 gross margins by 2 percentage points, adjusted gross margins on Integra LifeSciences product sales decreased 1 percentage point to 48% in 1999. The decline in adjusted gross margins in 1999 was related to the lower gross margins on sales of the INTEGRA(R) Dermal Regeneration Template through Ethicon.

Other revenue, which decreased $0.6 million to $2.8 million in 1999, consisted of $1.6 million of research and development funding from strategic partners and government grants, $0.6 million of license, distribution and other event-related revenues from strategic partners and other third parties, and $0.6 million of royalty income. In 1998, other revenue consisted of $1.3 million of license, distribution and other event-related revenues from strategic partners and other third parties, $1.8 million of research and development funding from strategic partners and government grants, and $0.3 million of royalty income.

RESEARCH AND DEVELOPMENT. Research and development expenses were as follows:

                                                          YEAR ENDED
                                                          DECEMBER 31,
                                                    --------------------------
                                                        1999          1998
                                                    -----------    -----------
                                                          (IN THOUSANDS)




Integra NeuroSciences ........................           $2,080           $  945
Integra LifeSciences .........................            6,813            7,479
                                                         ------          ------
  Total ......................................           $8,893           $8,424
                                                         ======          ======

Research and development expense in the Integra NeuroSciences segment increased in 1999 primarily because of the NeuroCare Group of companies acquisition. Integra NeuroSciences research and development activities in 1998 consisted of programs involving the DuraGen(R) product and the NeuraGen(TM) Nerve Guide. Research and development activities within the Integra LifeSciences segment decreased in 1999 primarily because of the elimination of several non-core research programs throughout 1999.



MARKETING AND SALES. Selling and marketing expenses were as follows:

                                                          YEAR ENDED
                                                          DECEMBER 31,
                                                    --------------------------
                                                        1999          1998
                                                    -----------    -----------
                                                          (IN THOUSANDS)



Integra NeuroSciences ........................         $6,244           $  628
Integra LifeSciences .........................          3,243            5,273
                                                       ------           ------
  Total ......................................         $9,487           $5,901
                                                       ======           ======

Integra NeuroSciences selling and marketing expense increased in 1999 primarily because of the NeuroCare Group of companies acquisition. Additional increases resulted from expenses related to the domestic and international launch of the DuraGen(R) product in the third quarter of 1999. The decrease in Integra LifeSciences selling and marketing expenses is primarily the result of the transition of INTEGRA(R) Dermal Regeneration Template selling and marketing activities to Ethicon, offset by a slight increase in sales and marketing costs related to acquired product lines.



GENERAL AND ADMINISTRATIVE. General and administrative expenses were as follows:



                                                          YEAR ENDED
                                                          DECEMBER 31,
                                                    --------------------------
                                                        1999          1998
                                                    -----------    -----------
                                                          (IN THOUSANDS)

Integra NeuroSciences ......................           $ 4,726           $   437
Integra LifeSciences .......................             2,433             2,111
Corporate ..................................             6,165             7,239
                                                      --------           -------
  Total ....................................           $13,324           $ 9,787
                                                      ========           =======

Integra NeuroSciences general and administrative expense increased in 1999 primarily because of the NeuroCare Group acquisition. Included in this amount is $1.0 million of severance costs associated with the closure of the corporate headquarters of NeuroCare Group in July 1999. General and administrative expense in the Integra LifeSciences division increased in 1999 primarily due to additional headcount. The decrease in corporate general and administrative expenses in 1999 resulted primarily from decreased legal fees and costs associated with maintenance of our intellectual property and the effects of a $0.2 million asset impairment charge recorded in 1998, offset by increases related to additional headcount.

NET INTEREST INCOME. Net interest income consisted of interest income of $1.0 million and interest expense of $0.7 million in 1999. Interest income decreased in 1999 consistent with lower average cash and marketable securities balances during 1999.

OTHER INCOME. Other income decreased in 1999 primarily because of a $0.6 million favorable litigation settlement recorded in 1998.

NET INCOME (LOSS). The reported net loss for the year ended December 31, 1999 was $6.0 million, or $0.40 per share. The reported net loss per share includes $0.8 million of preferred stock dividends. Included in the reported net loss of $6.0 million was a $3.7 million gain (net of tax) on the sale of a product line and a $1.8 million tax benefit related to the NeuroCare Group acquisition, $2.5 million of fair value inventory purchase accounting adjustments and $1.0 million of severance costs associated with the NeuroCare Group acquisition. Excluding these items, we would have reported a net loss of $8.0 million, or $0.52 per share.

The reported net loss for the year ended December 31, 1998 was $12.3 million, or $0.77 per share.

INTERNATIONAL PRODUCT SALES. In 1999 and 1998, respectively, sales outside the United States totaled $9.1 million and $2.3 million, respectively. All of these product sales were generated from operations based in the United States and were denominated in U.S. dollars.


LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2001, we had cash, cash equivalents and short-term investments of approximately $19.4 million and $12.3 million in short and long-term debt.

To date, we have experienced significant cumulative operating losses. Historically, we have funded our operations primarily through private and public offerings of equity securities, product revenues, research and collaboration funding, borrowings under a revolving credit line and cash acquired in connection with business acquisitions and dispositions. Recently, however, we have substantially reduced the net rate at which we use cash and, in the first quarter of 2001, generated positive operating cash flows of $4.5 million. Operating cash flows in the first quarter of 2001 included a $2.2 million use of cash due to inventory growth and a $1.9 million source of cash from a prepayment relating to the second quarter of 2001 from our strategic alliance with Ethicon.

Our principal uses of funds during the first quarter of 2001 were $2.2 million of debt repayments and $0.4 million in purchases of property and equipment. Principal sources of funds were $4.5 million of positive operating cash flow, $0.8 million of proceeds from short-term borrowings, and $1.4 million from the issuance of common stock upon the exercise of employee stock options and warrants.


Excluding the $13.5 million stock-based compensation charge, we would have reported operating income of $1.8 million for the year ended December 31, 2000. However, we did not generate positive operating cash flows in 2000 because of a significant increase in working capital.

Our principal uses of funds during 2000 were $4.1 million for the acquisition of CNS, $12.1 million for the acquisition of certain product lines from NMT Medical, Inc., $3.3 million in purchases of property and equipment, $2.3 million of term loan repayments, and $5.0 million used in operations. Operating cash flow was negative in 2000 primarily because of increased inventory to support the growth in the business, increased accounts receivable balances generated from higher product sales, and an increase in demonstration equipment and sample product provided to the significantly larger Integra NeuroSciences sales force. In 1999, cash flow from operations was positive primarily because of a $5.7 million increase in deferred revenues, most of which was provided by cash received under the agreement with Ethicon.

In 2000, we raised $5.4 million from the sale of Series C Preferred Stock and warrants to affiliates of Soros Private Equity Partners LLC, $5.0 million from a private placement of common stock, $3.2 million from the issuance of common stock through employee benefit plans, $3.1 million of proceeds from short-term borrowings, and $1.6 million from the sale of product lines.



We maintain a term loan and revolving credit facility from Fleet Capital Corporation, which is collateralized by all of the assets and ownership interests of various of our subsidiaries including Integra NeuroCare LLC. NeuroCare Holding Corporation (the parent company of Integra NeuroCare LLC) has guaranteed Integra NeuroCare LLC's obligation under that facility. Integra NeuroCare LLC is subject to various financial and non-financial covenants under the revolving credit facility with Fleet Capital Corporation, including significant restrictions on its ability to transfer funds to us or our other subsidiaries and restrictions on its ability to borrow more money. The financial covenants specify minimum levels of interest and fixed charge coverage and net worth, and also specify maximum levels of capital expenditures and total indebtedness to operating cash flow, among others. While we anticipate that Integra NeuroCare LLC will be able to satisfy the requirements of these financial covenants, we cannot insure that Integra NeuroCare LLC will generate sufficient earnings before interest, taxes, depreciation and amortization to meet the requirements of those covenants. The term loan is subject to mandatory prepayment amounts if certain levels of cash flow are achieved. In April 2001, Integra NeuroCare LLC prepaid approximately $2.1 million in principal as a result of those provisions in addition to the scheduled quarterly principal payment.

In January 2000, we issued a $2.8 million 5% promissory note to the seller of the CNS business. The promissory note, which is payable in two principal payments of $1.4 million each, plus accrued interest, is collateralized by inventory, property and equipment of the CNS business and by a collateral assignment of a $2.8 million promissory note from one of our subsidiaries. The first principal payment, including accrued interest, was paid on January 16, 2001. The final payment is due in January 2002. In addition, we will have the net proceeds of the shares we sell in this offering available for our funding uses.

On December 31, 2001 the warrants issued to affiliates of Soros Private Equity Partners LLC will expire.

In the short-term, we believe that we have sufficient resources to fund our operations. In the absence of a material acquisition or a material adverse change in our business, we believe we have the ability to fund our operations from our existing capital resources and cash generated from the business through the end of 2002. However, in the longer-term, we cannot insure that we will be able to generate sufficient revenues to sustain positive operating cash flows or profitability or to find acceptable alternatives to finance future acquisitions.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks arising from an increase in interest rates payable on the variable rate revolving credit facility with Fleet Capital Corporation. For example, based on the remaining term loan and revolving credit facility outstanding at March 31, 2001, an annual interest rate increase of 100 basis points would increase interest expense by approximately $110,000 annually.

CONVERSION OF SERIES B CONVERTIBLE PREFERRED STOCK

On May 4, 2001, we notified the holders of the 100,000 shares of Series B Preferred of our intention to redeem these shares on June 29, 2001 for $12.3 million. The holders of the Series B Preferred had the right to convert their shares into common stock prior to this redemption. As of June 26, 2001, all of the holders of the Series B Preferred exercised this right to convert their 100,000 shares of Series B Preferred into 2,617,800 shares of common stock.

NET OPERATING LOSSES

At December 31, 2000, we had net operating loss carryforwards of approximately $41.6 million and $18.2 million for federal and state income tax purposes, respectively, to offset future taxable income, if any. The federal and state net operating loss carryforwards expire through 2018 and 2007, respectively. Our ability to use such net operating losses to offset future federal taxable income may be limited by, among other things, Internal Revenue Code Section 382, which generally applies if we experience an "ownership change" within the meaning of such section.


At December 31, 2000, several of our subsidiaries had unused net operating loss carryforwards and tax credit carryforwards arising from periods prior to our ownership. Excluding our Telios Pharmaceuticals, Inc. subsidiary, approximately $9 million of these net operating loss carryforwards for federal income tax purposes expire between 2001 and 2005. Our Telios subsidiary has approximately $84 million of net operating losses, which expire between 2002 and 2010. The amount of Telios' net operating loss that is available and our ability to utilize this loss is dependent on the determined value of Telios at the date of acquisition. We have a valuation allowance of $45 million recorded against all deferred tax assets, including the net operating losses, due to the uncertainty of realization. The Internal Revenue Code of 1986, as amended, Section 382 and other provisions of the Internal Revenue Code and its applicable regulations severely limits the timing and manner in which we may utilize these acquired net operating losses in any year.

As of December 31, 2000, we had provided a $44.8 million valuation allowance against our consolidated deferred tax asset due to the uncertainty of its realization. Because we have generated taxable income during recent quarters, management is continuing to reassess the potential realizability of this asset through the generation of future taxable income. The recognition of the deferred tax asset could affect our income tax provision in the near term.

NEW ACCOUNTING PRONOUNCEMENTS

In December 1999 (as amended in March 2000 and June 2000) the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin 101, Revenue Recognition. As the result of the adoption of the Accounting Bulletin, we recorded a $470,000 cumulative effect of an accounting change to defer a portion of a non-refundable, up-front fee received and recorded in other revenue in 1998. The cumulative effect of this accounting change was measured and recorded as of January 1, 2000.


In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 133, as amended by Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," requires companies to recognize all derivatives as either assets or liabilities in the balance sheet and measure these instruments at fair value. Our adoption of Statement No. 133 as of January 1, 2001 did not have a material effect on our results of operations or financial position during the first quarter of 2001.

                                    BUSINESS

OVERVIEW

We develop, manufacture and market medical devices, implants and biomaterials for the neurosurgical, orthopedic and soft tissue repair markets. Our operations consist of:

     o Integra NeuroSciences, which is a leading provider of implants, devices, and monitors used in neurosurgery, neurotrauma, and related critical care; and

     o Integra LifeSciences, which develops and manufactures a variety of medical products and devices, including products based on our proprietary tissue regeneration technology which are used to treat soft tissue and orthopedic conditions.

Integra NeuroSciences sells primarily through a direct sales organization, and Integra LifeSciences sells primarily through strategic alliances and distributors.

Integra was founded in 1989 and over the next decade built a product portfolio based on absorbable collagen, and developed technologies directed toward tissue regeneration. During 1999 and 2000, we expanded into the neurosurgical market through acquisitions and introductions of new products. Our 2000 revenues increased to $71.6 million, compared to $42.9 million in 1999 and $17.6 million in 1998. Revenues for the first quarter of 2001 increased $7.2 million, or 49%, over the first quarter of 2000 to $21.7 million. Integra NeuroSciences accounted for 64% of our total revenues in 2000 and 68% of our total revenues during the first three months of 2001.

In 2000, we sold over 1,000 different products to over 2,000 hospitals and other customers in more than 80 countries. We generate revenues from product sales, strategic alliances and royalties and in 2000 invested $7.5 million in research and development relating to new products, including those using our biomaterials, peptide chemistry and collagen engineering technologies.

Integra NeuroSciences accounted for 64% of total revenues in 2000 and 68% of total revenues during the first three months of 2001. We market these products to neurosurgeons and critical care units, which comprise a focused group of hospital-based practitioners. As a result, we believe we are able to access this market through a cost-effective sales and marketing infrastructure.

For the majority of the products we manufacture under Integra LifeSciences, we partner with market leaders which we believe allows us to achieve our growth objectives cost effectively while enabling us to focus our management efforts on developing new products. These non-neurosurgical products address large, diverse markets, and we believe that they can be more cost effectively promoted through leveraging marketing partners than through developing a sales infrastructure ourselves. Our strategic alliances include those alliances with Ethicon, a division of Johnson & Johnson; the Genetics Institute division of American Home Products Corporation; and Medtronic Sofamor Danek.

INDUSTRY

MARKETS FOR INTEGRA NEUROSCIENCES PRODUCTS

The neurosurgical device markets that we serve consist of medical products, implants and instruments used for the diagnosis, treatment and monitoring of chronic diseases and acute injuries involving the brain and spinal chord. These products are primarily used in the operating room and intensive care unit by neurosurgeons and nurses. According to industry sources and our estimates, the size of the market for our products is approximately $400 million and is expected to grow at annual rate of 6-8%.

Integra NeuroSciences addresses the market need created by trauma cases, cancer, hydrocephalus and other conditions of the brain and spine through its established market positions in intracranial monitoring, neurosurgical shunting, dural repair, tumor ablation and specialty neurosurgical instrumentation.

Intracranial monitors are used by neurosurgeons in diagnosing and treating cases of severe head trauma and other diseases. Integra NeuroSciences currently has approximately 3,000 intracranial monitors installed worldwide. There are approximately 400,000 cases of head trauma each year in the United States, of which the portion that requires monitoring and intervention represents a market of approximately $40 million.

Our DuraGen(R) Dural Graft Matrix product line addresses the market for dural substitutes, including cranial and spinal procedures. The dura matter is the thick membrane that contains the cerebrospinal fluid within the brain and the spine. The dura matter must be penetrated during brain surgery and is often damaged during spinal surgery. In either case, surgeons often close or repair the dura matter with a graft. The graft may consist of other tissue taken from elsewhere in the patient's body, or it may be one of the dural substitute products currently on the market which are made of synthetic materials, processed human cadaver, or bovine pericardium.

Our Selector(R) Integra Ultrasonic Aspirator, Dissectron(R) Ultrasonic Surgical Aspirator and Integra Coblation(R) products address the market for the surgical destruction and removal of malignant and non-malignant tumors and other tissue. More than 110,000 metastatic brain tumors are diagnosed annually in the United States. According to the American Cancer Society, brain tumors are the second fastest growing cause of cancer death among people over 65 and are among the most common types of cancer found in children.

Hydrocephalus is an incurable condition resulting from an imbalance between the amount of cerebrospinal fluid produced by the body and the rate at which cerebrospinal fluid is absorbed by the brain. This condition causes the ventricles of the brain to enlarge and the pressure inside the head to increase. Hydrocephalus often is present at birth, but may also result from head trauma, spina bifida, intraventricular hemorrhage, intracranial tumors and cysts. The most common method of treatment of hydrocephalus is the insertion of a shunt into the ventricular system of the brain to divert the flow of cerebrospinal fluid out of the brain. A pressure valve then maintains the cerebrospinal fluid at normal levels within the ventricles.

According to the Hydrocephalus Association, hydrocephalus affects approximately one in 500 children born in the United States. Approximately 80% of total cerebrospinal fluid shunt sales address birth-related hydrocephalus with the remaining 20% addressing surgical procedures involving excess cerebrospinal fluid due to head trauma.

Based on industry sources, we believe that the total United States market for hydrocephalus management, including monitoring, shunting and drainage, is approximately $70 million. Of that amount, it is estimated that a little more than half consists of sales of monitoring products, and the balance consists of sales of shunts and drains for the management of hydrocephalus.

Integra NeuroSciences' Redmond(TM)-Ruggles(TM) line of neurosurgery and spinal instrumentation products, including hand-held spinal and neurosurgery instruments such as retractors, kerrisons, dissectors and curettes, addresses the market for neurosurgical instruments.

Integra NeuroSciences' line of minimally invasive neuroendoscopy products addresses a market growing, in part, because of the introduction of new procedures called third ventriculostomies which are increasingly substituted for shunt placement for patients who meet the criteria.

Our NeuraGen(TM) Nerve Guide addresses the market for the repair of severed peripheral nerves, a market opportunity estimated to be $40 million. We received FDA clearance for the NeuraGen(TM) Nerve Guide in June, 2001 and expect to launch the product in the fourth quarter of 2001.

MARKETS FOR INTEGRA LIFESCIENCES PRODUCTS

The markets for our Integra LifeSciences technologies consist of medical products and implants used for the treatment of defects, diseases and injuries involving soft tissue, bone and cartilage and for infection control. The Integra LifeSciences division is responsible for all of our products outside the Integra NeuroSciences division.

Integra LifeSciences skin replacement products address the market need created by severe burns and chronic wounds. We estimate that the worldwide market for use of skin replacement products (such as INTEGRA(R) Dermal Regeneration Template) in the treatment of severe burns is approximately $75 million. However, the potential market for the use of INTEGRA(R) Dermal Regeneration Template for reconstructive surgery and the treatment of chronic wounds is much larger, which we estimate to be in excess of $1 billion.

Our Biomend(R) Absorbable Collagen Membrane product addresses the need for guided tissue regeneration in peridontal surgery, and our cartilage repair program addresses the need for articular cartilage repair. In addition we are also developing a new class of absorbable materials for the orthopedic implant market. These materials, which are made from the tyrosine-derived polycarbonates, are designed to enhance the rate and quality of healing and tissue regeneration when implanted in bone.

STRATEGY

Our goal is to become a leader in the development, manufacture and marketing of medical devices, implants and biomaterials in the markets in which we compete. Our products are principally used in the diagnosis and treatment of neurosurgical, soft-tissue and orthopedic conditions and we intend to expand our presence in those markets. Key elements of our strategy include the following:

EXPAND OUR NEUROSURGERY MARKET PRESENCE. Through acquisitions and internal growth, we have rapidly grown Integra NeuroSciences into a leading provider of products for the neurosurgery market. We believe there exists additional growth potential in this market through:

     o   increasing market share of existing product lines;

     o   expanding our product portfolio through acquisitions; and

     o continuing development and promotion of innovative products, such as the DuraGen(R) Dural Graft Matrix.

CONTINUE TO DEVELOP NEW AND INNOVATIVE MEDICAL PRODUCTS. As evidenced by our development of INTEGRA(R) Dermal Regeneration Template, Biomend(R), Biomend(R) Extend, DuraGen(R) and NeuraGen(R) products, we have a leading proprietary absorbable implant franchise. INTEGRA(R) Dermal Regeneration Template is a proprietary absorbable matrix used to enable the human body to regenerate functional dermal tissue. In 1999, we introduced our DuraGen(R) Dural Graft matrix to close brain and spine membranes. We are currently developing a variety of innovative neurosurgical and other medical products as well as seeking expanded applications for our existing products.

CONTINUE TO FORM STRATEGIC ALLIANCES FOR INTEGRA LIFESCIENCES PRODUCTS. We have collaborated with well-known medical device companies to develop and market the majority of our non-neurosurgical product lines. These products address large and diverse markets which we believe can be more cost effectively accessed through marketing partners than through developing our own sales infrastructure. We have partnered with Ethicon to market our INTEGRA(R) Dermal Regeneration Template and intend to pursue additional strategic alliances selectively.

ADDITIONAL STRATEGIC ACQUISITIONS. Since March 1999 we have completed five acquisitions in the neurosurgical market. We intend to seek additional acquisitions in this market and in other specialty medical technology markets characterized by high margins, fragmented competition and focused target customers.

INTEGRA NEUROSCIENCES PRODUCTS

We manufacture and market a multi-line offering of innovative neurosurgical devices used for brain and spine injuries. We intend to be the neurosurgeon's and neuro-intensive care unit's "one-stop shop" for these products. For the intensive care unit, we sell the Camino(R), Ventrix(R) and LICOX(R) lines of intracranial pressure, temperature and oxygen-monitoring systems and external drainage systems manufactured under the Camino(R), Heyer-Schulte(R) and Clinical Neuro Systems(TM) brand names. For the operating room, we sell a wide range of products, including Heyer-Schulte(R) hydrocephalus management shunting products, the DuraGen(R) Dural Graft Matrix, the Selector(R) Integra Ultrasonic Aspirator and Dissectron(R) Ultrasonic Surgical Aspirator, Integra Coblation(R) Neurosurgical Systems, Redmond(TM)-Ruggles(TM) neurosurgical instruments and Neuro Navigational(R) endoscopes.

Our neurosurgical products can be segmented by use into functional areas of the hospital as follows:

NEURO INTENSIVE CARE UNIT

THE MONITORING OF BRAIN PARAMETERS. Integra NeuroSciences sells the Camino(R) and Ventrix(R) lines of intracranial pressure and temperature monitoring systems, and the LICOX(R) Brain Tissue Oxygen Monitoring System. The Camino(R) and Ventrix(R) systems measure the intracranial pressure and temperature in the brain and ventricles, and the LICOX(R) system allows for continuous qualitative regional monitoring of dissolved oxygen in cerebral tissues. Core technologies in the brain parameter monitoring product line include the design and manufacture of the disposable catheters used in the monitoring systems, pressure transducer technology, optical detection/fiber optic transmission technology, sensor characterization and calibration technology and monitor design and manufacture.

EXTERNAL DRAINAGE SYSTEM PRODUCT LINE. Integra NeuroSciences' ventricular and lumbar external drainage systems are manufactured under the Camino(R), Heyer-Shulte(R) and Clinical Neuro Systems(TM) brand names. External drainage systems are medical devices used to drain excess cerebrospinal fluid from the ventricles of the brain into an external container.

NEURO OPERATING ROOM

DURAGEN(R) PRODUCT LINE. The DuraGen(R) Dural Graft Matrix is an absorbable collagen matrix indicated for the repair of the dura matter. We believe that the other methods for repairing the dura matter suffer from shortcomings addressed by the DuraGen(R) Dural Graft Matrix.

Our DuraGen(R) product has been shown in clinical trials to be an effective means for closing the dura matter without the need for suturing, which allows the neurosurgeon to conclude the operation more efficiently. In addition, because the DuraGen(R) product is ultimately absorbed by the body and replaced with new natural tissue, the patient avoids some of the risks associated with a permanent implant inside the cranium.

SELECTOR(R) INTEGRA ULTRASONIC ASPIRATOR. The Selector(R) Integra Ultrasonic Aspirator uses very high frequency sound waves to pulverize cancer tumors, and allows the surgeon to remove the damaged tumor tissue by aspiration. Unlike other surgical techniques, ultrasonic surgery selectively dissects and fragments soft tissue leaving fibrous tissues such as nerves and blood vessels intact. Ultrasonic aspiration facilitates the removal of unwanted tissue adjacent or attached to vital structures.

DISSECTRON(R) ULTRASONIC SURGICAL ASPIRATOR. The Dissectron(R) Ultrasonic Surgical Aspirator system, acquired in April 2001, applies ultrasonic energy to precisely fragment and emulsify soft tissue, which is subsequently aspirated, while preserving major blood vessels, nerves and elastic fibers. The system has been used internationally in a variety of surgical applications, including neurosurgery.

INTEGRA COBLATION(R). Integra NeuroSciences is the exclusive sales and distribution partner for ArthroCare Corporation's Coblation(R) based surgical system for neurosurgery in North America and certain other international markets. ArthroCare's Coblation(R) products allow surgeons to operate with a high level of control, limiting damage to surrounding tissue and thereby potentially reducing pain and speeding recovery for the patient. Coblation(R) products, including the neurosurgery system that we distribute, operate at lower temperatures than traditional electrosurgical or laser surgery tools and enable surgeons to remove, shrink or sculpt soft tissue and to seal bleeding vessels. ArthroCare's soft-tissue surgery systems consist of a controller unit and an assortment of disposable devices that are specialized for specific types of surgery. We are working with

ArthroCare to develop handpieces and other accessories particularly for the neurosurgical application.

SHUNTS FOR HYDROCEPHALUS MANAGEMENT. Neurosurgical shunts are medical devices implanted in the patient to drain excess cerebrospinal fluid from the ventricles of the brain into the patient's peritoneal cavity. Our line of shunting products for hydrocephalus management includes the Novus(R), LPV(R) and Pudenz(TM) shunts, ventricular, peritoneal and cardiac catheters, physician-specified hydrocephalus management shunt kits, Ommaya(R) cerebrospinal fluid reservoirs and Spetzler(R) lumbar and syringo-peritoneal shunts.

REDMOND(TM)-RUGGLES(TM) PRODUCT LINE. We provide neurosurgeons and spine surgeons with a full line of specialty hand-held spinal and neurosurgical instruments sold under the Redmond(TM) and Ruggles(TM) brand names. These products include retractors, kerrisons, dissectors and curettes. Major product segments include spinal instruments, microsurgical neuro instruments, and products customized by Integra NeuroSciences and sold through other companies and distributors. Specialty surgical steel fabricators in Germany manufacture most of these products to Integra's specifications.

NEURO NAVIGATIONAL(R) ENDOSCOPE PRODUCT LINE. We manufacture and sell disposable and minimally invasive neuroendoscopy products under the Neuro Navigational(R) brand name. These fiber optic instruments are used to facilitate minimally invasive neurosurgery.

NEURAGEN(TM) NERVE GUIDE. We manufacture the NeuraGen(TM) Nerve Guide, an absorbable implant for the repair of severed peripheral nerves in the extremities. Peripheral nerves may become severed through traumatic accidents or surgical injuries, often resulting in the permanent loss of motor and sensory function. Although severed peripheral nerves regenerate spontaneously, they do not establish functional connections unless the nerve stumps are surgically reconnected. The NeuraGen(TM) product is an absorbable collagen tube designed to provide a protective environment for the regenerating nerve and to provide a conduit through which regenerating nerves can bridge the injury. The NeuraGen(TM) Nerve Guide offers a rapid method for rejoining severed peripheral nerves, in contrast to conventional microsurgical techniques.

In June 2001, we received Section 510(k) clearance from the FDA to market the NeuraGen(TM) product and we plan to launch the product in the United States in the fourth quarter of 2001.

The table below provides a summary of our Integra NeuroSciences products, their application and status:




----------------------------------------------------------------------------------------------------------
 PRODUCT LINES                              APPLICATION                                       STATUS
----------------------------------------------------------------------------------------------------------

 NEURO INTENSIVE CARE UNIT
----------------------------------------------------------------------------------------------------------

 Camino(R)and Ventrix(R)fiber               Access, drainage and continuous                   Marketed
 optic-based intracranial                   monitoring of intracranial
 monitoring systems, LICOX(R)               pressure, oxygen and temperature
 oxygen monitoring systems,                 following injury or neurosurgical
 Clinical Neuro Systems(TM),                procedures
 Camino(R)and Heyer-Schulte(R)
 drainage systems & cranial access kits
----------------------------------------------------------------------------------------------------------

 NEURO OPERATING ROOM
----------------------------------------------------------------------------------------------------------

 DuraGen(R)Dural Graft Matrix               Graft to close brain and spine                    Marketed
 (absorbable collagen-based)                membrane
----------------------------------------------------------------------------------------------------------

 Selector(R)Integra Ultrasonic              Uses ultrasound to ablate cancer                  Marketed
 Aspirator/ Dissectron(R)                   tumors
 Ultrasonic Surgical Aspirator
----------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------
 PRODUCT LINES                              APPLICATION                                   STATUS
----------------------------------------------------------------------------------------------------------
 Integra Coblation(R)(1)                      Uses bipolar electrosurgery to             Marketed
 Neurosurgical System                         ablate cancer tumors for
                                              neurosurgical applications
----------------------------------------------------------------------------------------------------------

 Heyer-Schulte(R)neurosurgical shunts        Specifically designed for the               Marketed
                                             management of hydrocephalus, a
                                             chronic condition involving excess
                                             cerebrospinal fluid in the brain
----------------------------------------------------------------------------------------------------------

 Redmond(TM)-Ruggles(TM)                     Specialized surgical instruments            Marketed
 neurosurgical and spinal instruments        for use in brain or spinal surgery
----------------------------------------------------------------------------------------------------------

 Neuro Navigational(R)flexible               For minimally invasive surgical             Marketed
 endoscopes                                  access to the brain
----------------------------------------------------------------------------------------------------------

 NeuraGen(TM)Nerve Guide                     Repair of peripheral nerves                 Cleared by FDA,
                                                                                         market launch
                                                                                         planned for
                                                                                         fourth quarter
                                                                                         of 2001


----------------------------------------------------------------------------------------------------------





(1)      Coblation is a registered trademark of Arthrocare Corporation.


INTEGRA LIFESCIENCES PRODUCTS

The Integra LifeSciences division develops and manufactures tissue regeneration products and surgical products that are primarily sold outside of neurosurgery and neurotrauma. Many of the current products of Integra LifeSciences are built on our expertise in absorbable collagen products. Integra LifeSciences' research and development programs are generally constructed around strategic alliances with leading medical device companies.

INTEGRA(R) DERMAL REGENERATION TEMPLATE. INTEGRA(R) Dermal Regeneration Template is designed to enable the human body to regenerate functional dermal tissue. Human skin consists of the epidermis and the dermis. The epidermis is the thin, outer layer that serves as a protective seal for the body, and the dermis is the thicker layer underneath that provides structural strength and flexibility and supports the viability of the epidermis through a vascular network. The body normally responds to severe damage to the dermis by producing scar tissue in the wound area. This scar tissue is accompanied by contraction that pulls the edges of the wound closer which, while closing the wound, often permanently reduces flexibility. In severe cases, this contraction leads to a reduction in the range of motion for the patient, who subsequently requires extensive physical rehabilitation or reconstructive surgery. Physicians treating severe wounds, such as full-thickness burns, seek to minimize scarring and contraction.

INTEGRA(R) Dermal Regeneration Template was designed to minimize scar formation and wound contracture in full thickness skin defects. INTEGRA(R) Dermal Regeneration Template consists of two layers, a thin collagen-glycosaminoglycan sponge and a silicone membrane. The product is applied with the sponge layer in contact with the excised wound. The sponge material serves as a template for the growth of new functional dermal tissue. The outer membrane layer acts as a temporary substitute for the epidermis to control water vapor transmission, prevent re-injury and minimize bacterial contamination.

INTEGRA(R) Dermal Regeneration Template was approved by the FDA under a premarket approval application for the post-excisional treatment of life-threatening full-thickness or deep partial-thickness thermal injury where sufficient autograft is not available at the time of excision or not desirable due to the physiological condition of the patient. Through a strategic alliance with Ethicon, we are seeking to obtain broader indications for this product, including approval for use in reconstructive surgery and treatment of chronic wounds.

BIOMEND(R) ABSORBABLE COLLAGEN MEMBRANE. Our BioMend(R) Absorbable Collagen Membrane is used for guided tissue regeneration in periodontal surgery. The BioMend(R) membrane is inserted between the gum and the tooth after surgical treatment of periodontal disease, preventing the gum tissue from interfering with the regeneration of the periodontal ligament that holds the tooth in place. The BioMend(R) product is intended to be absorbed after approximately four to seven weeks, avoiding the requirement for additional surgical procedures to remove a non-absorbable membrane. BioMend(R) Extend has the same indication for use as BioMend(R), except that it absorbs in approximately 16 weeks. The BioMend(R) and BioMend(R) Extend Absorbable Collagen Membrane is sold through the Sulzer Dental division of Sulzer Medica.

COLLAGEN MATRICES FOR USE WITH BONE GROWTH FACTORS. We supply the Genetics Institute division of American Home Products with absorbable collagen sponges for use in developing bone regeneration implants. Since 1994, we have supplied absorbable collagen sponges for use with Genetics Institute's recombinant human bone morphogenic protein-2 (rhBMP-2). Recombinant human BMP-2 is a manufactured version of human protein naturally present in very small quantities in the body. Genetics Institute is developing recombinant human bone morphogenic protein-2 for clinical evaluation in several areas of bone repair and augmentation. Spine applications are being developed through a related collaboration with Medtronic Sofamor Danek in North America. Genetics Institute has filed a pre-market approval application with the FDA seeking approval for the use of rhBMP-2 in conjunction with our Absorbable Collagen Sponge for use in treatment of acute long-bone fractures requiring open surgical management and Medtronic Sofamor Danek has filed a pre-market approval application seeking approval for the use of rhBMP-2 and our collagen sponges for spinal fusions.

On June 22, 2001 Genetics Institute announced that it had received a "not-approvable" letter from the FDA regarding its pre-market approval application for the treatment of long-bone fractures, which may delay or ultimately prevent the approval of rhBMP-2 for those uses. The "non-approvable" letter focuses on the design of the pivotal clinical study and the interpretation of the clinical data submitted by Genetics Institute. Genetics Institute has stated that the "non-approvable" letter should not have an impact on the pre-market approval application filed by Medtronic Sofamor Danek for spinal fusion applications.

CARTILAGE REPAIR PROGRAM. Damaged articular cartilage, which connects the skeletal joints, is associated with the onset of progressive pain, degeneration and, ultimately, long-term osteoarthritis. Normal articular cartilage does not effectively heal. The conventional procedure for treating traumatic damage to cartilage involves smoothing damaged portions of the tissue and removing free-floating material from the joint using arthroscopic surgery with the objective of reducing pain and restoring mobility. However, this therapy does not stop joint surface degeneration, often requires two or more surgeries and results in the formation of fibrocartilage, which is rough and non-weight bearing over prolonged periods. Moreover, the long-term result of this procedure often is permanent reduction of joint mobility and an increased risk of developing osteoarthritis.

We are developing our proprietary technology base toward an approach that will support regeneration of the patient's own articular cartilage. This technology will allow the patient's body to regenerate a smooth, weight-bearing surface. Our objective in developing this cartilage-specific technology is to produce a product that provides the proper matrix system to allow the natural regeneration of the patient's cartilage, with full restoration of function and diminished risk of osteoarthritis.

TYROSINE POLYCARBONATES FOR ORTHOPEDIC IMPLANTS. We are continuing to develop additional biomaterial technologies that enhance the rate and quality of healing and tissue regeneration with synthetic biodegradable scaffolds that support cell attachment and growth. We are developing a new class of absorbable polycarbonates created through the polymerization of tyrosine, a naturally occurring amino acid. A well-defined and commercially scaleable manufacturing process prepares these materials. Device fabrication by traditional techniques such as compression molding and extrusion is readily achieved. We believe that this new biomaterial will be useful in promoting full bone healing when implanted in damaged sites. This material is currently being developed for orthopedic and tissue engineering applications where strength and bone compatibility are critical issues for success of healing. We have entered into agreements to supply the material to Bionx Implants, Inc. for specified orthopedic implants. No medical device containing the material has yet been approved for sale.

OTHER SURGICAL PRODUCTS. Other current products of Integra LifeSciences include the VitaCuff(R)catheter access infection control device (sold to Bard Access Systems, Inc., Arrow International, Inc. and Tyco International Ltd.), the BioPatch(R)anti-microbial wound dressing (sold to Ethicon), and a wide range of absorbable collagen products for hemostasis (sold to Sulzer Dental for use in periodontal surgery and directly and through various other distributors under the Helistat(R)and Helitene(R)Absorbable Collagen Hemostatic Agent names).

Our Sundt(TM) and other hemodynamic shunts are used to divert blood to vital organs (such as the brain) during carotid artery surgical procedures involving blood vessels.

Finally, our Spembly Medical cryosurgery products allow surgeons to use low temperatures to more easily extract diseased tissue.

The table below provides a summary of our Integra LifeSciences products, their application, status and marketing/development partner:



---------------------------------------------------------------------------------------------------------------
 PRODUCT LINES              APPLICATION                       STATUS          MARKETING/DEVELOPMENT PARTNER
---------------------------------------------------------------------------------------------------------------
 PRIVATE LABEL PRODUCTS
---------------------------------------------------------------------------------------------------------------
 WOUND MANAGEMENT
---------------------------------------------------------------------------------------------------------------
 INTEGRA(R)Dermal            Regenerate dermis and repair      Marketed        Ethicon, Inc., a division of
 Regeneration Template       skin defects                                      Johnson & Johnson, and Century
                                                                               Medical, Inc. Japan
---------------------------------------------------------------------------------------------------------------
 DENTAL SURGERY PRODUCTS
---------------------------------------------------------------------------------------------------------------
 BioMend(R)and               Used in guided tissue             Marketed        Sulzer Dental, a division
 Biomend(R)Extend            regeneration in periodontal                       of Sulzer Medica Ltd.
 Absorbable Collagen         surgery
 Membrane
---------------------------------------------------------------------------------------------------------------
 CollaCote(R), CollaTape(R)  Used to control bleeding in       Marketed        Sulzer Dental
 and CollaPlug(R)absorbable  dental surgery
 wound dressings
---------------------------------------------------------------------------------------------------------------
 INFECTION CONTROL
 PRODUCTS
---------------------------------------------------------------------------------------------------------------
 VitaCuff(R)                 Provides protection against       Marketed        Arrow International, Inc.,
                             infection arising from                            Bard Access Systems, Inc.,
                             long-term catheters                               Tyco International
---------------------------------------------------------------------------------------------------------------
 BioPatch(R)(1)              Anti-microbial wound dressing     Marketed        Ethicon, Inc.
---------------------------------------------------------------------------------------------------------------
 ORTHOPEDICS
---------------------------------------------------------------------------------------------------------------
 Absorbable Collagen         Fracture management/enabling     Development      Genetics Institute division of
 Sponge for use with bone    spinal fusion                                     American Home Products,
 morphogenetic protein                                                         Medtronic Sofamor Danek
 (rhBMP-2)
---------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------
 PRODUCT LINES              APPLICATION                       STATUS          MARKETING/DEVELOPMENT PARTNER
--------------------------------------------------------------------------------------------------------------
 ORTHOPEDICS (CONTINUED)
--------------------------------------------------------------------------------------------------------------
 Tyrosine polycarbonates    Fixation or alignment of          Development     Bionx Implants, Inc.
 for fixation devices such  fractures
 as absorbable screws,
 plates, pins, wedges
 and nails
---------------------------------------------------------------------------------------------------------------
 Articular cartilage repair Regeneration of joint cartilage   Development     None
---------------------------------------------------------------------------------------------------------------
 DISTRIBUTED PRODUCTS
---------------------------------------------------------------------------------------------------------------
 Helitene(R)and Helistat(R)  Control of bleeding              Marketed        Direct and through various
 absorbable collagen                                                          distributors
 hemostatic agents
---------------------------------------------------------------------------------------------------------------
 Sundt(TM)and other           For shunting blood during       Marketed        Direct and through various
 hemodynamic shunts         surgical procedures involving                     distributors
                            blood vessels
---------------------------------------------------------------------------------------------------------------
 Spembly Medical            Allow surgeon to use low          Marketed        Various distributors
 Cryosurgery products       temperature to more easily
                            extract diseased tissue
---------------------------------------------------------------------------------------------------------------


-----------------

(1)      Biopatch is a registered trademark of Johnson & Johnson.


STRATEGIC ALLIANCES



We use distribution alliances to market the majority of our Integra LifeSciences products. We have also entered into collaborative agreements relating to research and development programs involving our technology. These arrangements are described below.


ETHICON. In June 1999, we entered into a strategic alliance with Ethicon to distribute INTEGRA(R) Dermal Regeneration Template throughout the world, except in Japan. As part of that strategic alliance, Ethicon has agreed to pay for clinical trials to support applications to the FDA for broader indications beyond the severe burn market, including the treatment of chronic wounds. We cannot be certain that these clinical trials will be completed, or that INTEGRA(R) Dermal Regeneration Template will receive the approvals necessary to permit Ethicon to promote it for those indications. Ethicon is responsible for marketing and selling the product, has agreed to make significant minimum product purchases, and will provide $2 million of annual funding for research, development and certain clinical trials for the first five years of the alliance and thereafter based on a percentage of net sales. In addition, Ethicon is obligated to make contingent payments to Integra LifeSciences in the event of certain clinical developments and to assist in the expansion of our manufacturing capacity as Ethicon achieves certain sales targets. The aggregate amount of available contingent payments, if all conditions for each payment are satisfied, is $38 million. Of that amount, $25 million depends upon the achievement of specified sales targets and $13 million depends upon the achievement of certain clinical and regulatory events, such as regulatory submissions and approvals for new intended uses for INTEGRA(R) Dermal Regeneration Template. To date, we have received $750,000 in clinical and regulatory payments, and no payments for the expansion of manufacturing capacity. Based upon current clinical and regulatory plans and our estimates of future sales growth, we do not expect to receive more than $2 million of such contingent payments from Ethicon before 2004. Under the agreement, we are obligated to manufacture the product and are responsible for continued research and development. The initial term of the agreement is ten years, and Ethicon may at its option extend the agreement for an additional ten years. Ethicon may terminate the agreement prior to the end of the initial term by giving notice one year in advance of termination. Depending upon the reasons for any termination, Ethicon may be obligated to make significant payments to us.



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

CENTURY MEDICAL, INC. In 1997 and 1998, we signed exclusive importation and sales agreements for INTEGRA(R) Dermal Regeneration Template, the DuraGen(R) Dural Graft Matrix and the NeuraGen(TM) Nerve Guide in Japan with Century Medical Inc., a subsidiary of ITOCHU Corporation. Under these agreements, Century Medical, Inc. is conducting clinical trials at its own expense to obtain Japanese regulatory approvals for the sale of INTEGRA(R) Dermal Regeneration Template and the DuraGen(R) Dural Graft Matrix in Japan. The agreements with Century Medical terminate seven years after we and Century Medical obtain approval from Japanese regulators to sell the applicable product in Japan. We do not receive any royalties under the agreement, but we did receive an initial non-refundable payment of $1 million from Century Medical in 1998.

OTHER ORTHOPEDICS. In addition to our cartilage repair program, Integra LifeSciences has several other programs oriented toward the orthopedic market. These programs include an alliance with Genetics Institute for the development of collagen matrices to be used in conjunction with Genetics Institute's recombinant human bone morphogenetic protein-2. If approved, the protein is expected to be used in conjunction with our matrices to regenerate bone. Genetics Institute is developing products based on the protein for applications in orthopedics, oral and maxillofacial surgery. Spine applications are being developed through a related collaboration with Medtronic Sofamor Danek, which has acquired the right from Genetics Institute to sell rhBMP-2 and our Absorbable Collagen Sponges in North America for spinal applications. Genetics Institute and Medtronic Sofamor Danek have each filed pre-market approval applications with the FDA to obtain permission to promote rhBMP-2 with our Absorbable Collagen Sponges. On June 22, 2001 Genetics Institute announced that it had received a "not-approvable" letter from the FDA regarding its pre-market approval application for the treatment of long-bone fractures, which may delay or ultimately prevent the approval of rhBMP-2 for those uses. The "non-approvable" letter focuses on the design of the pivotal clinical study and the interpretation of the clinical data submitted by Genetics Institute. Genetics Institute has stated that the "non-approvable" letter should not have an impact on the pre-market approval application filed by Medtronic Sofamor Danek for spinal fusion applications. Our agreement with Genetics Institute requires us to supply Absorbable Collagen Sponges at specified prices. In addition, we will receive a royalty equal to a percentage of Genetics Institute's sales of surgical kits combining rhBMP-2 and our Absorbable Collagen Sponges. The agreement terminates in 2004, but may be extended for successive five year terms at the option of Genetics Institute. The agreement does not provide for milestones or other contingent payments, but Genetics Institute pays us to assist with regulatory affairs and research.

In September 1998, we announced a strategic alliance with Bionx Implants, Inc. for developing fixation devices using Integra's polymer technology. Under this agreement Bionx has responsibility for clinical trials and any necessary regulatory filings. Products covered under the agreement with Bionx include an absorbable line of screws, plates, pins, wedges and nails used for the fixation and/or alignment of fractures or osteotomies in all areas of the musculoskeletal system except in the spine and cranium. The initial term of our agreement with Bionx extends until 2013, but it may be terminated earlier by either company under various circumstances. We do not expect to receive contingent payments under the agreement, but if absorbable devices are commercialized we will sell raw polymer to Bionx at a specified price, plus receive a percentage of Bionx's net sales of products made from the polymer.

SULZER DENTAL. Sulzer Medica Ltd.'s dental division, Sulzer Dental, has marketed and sold BioMend(R) since 1995, BioMend(R) Extend since 1999 and CollaCote(R), CollaPlug(R) and CollaTape(R) since 1992 under a distribution agreement. Under that agreement, Sulzer Dental purchases products for the dental market from us at specified prices and in minimum quantities. The initial term of our agreement with Sulzer Dental ends at the end of 2004, and the agreement may be extended at the option of Sulzer Dental for an additional five years.

SALES AND MARKETING


We sell our neurosurgical products in the United States through a direct sales force organized into five regions, each with a manager. We employ 44 direct sales personnel called neurospecialists covering 44 territories. We also employ seven clinical development specialists who directly educate and train both the neurospecialists and our customers in the use of our products, and a scientific director with a Ph.D in neurosciences. The sales organization has more than doubled in size since the acquisition of the first neurosciences business in early 1999. We believe this expansion allows for smaller, more focused territories, greater participation in trade shows and more extensive marketing efforts. We also sell directly in the United Kingdom and plan to sell through a direct sales force in Germany and France. In the rest of the world, we sell our products through approximately 80 specialized neurosurgical distributors and dealers.


RESEARCH STRATEGY

We have either acquired or secured the proprietary rights to several important technological and scientific platforms, including collagen matrix technology, peptide technology, biomaterials technology, and expertise in fiber optics. These technologies provide support for our critical applications in neurosciences and tissue regeneration, and additional opportunities for generating near-term and long-term revenues from medical applications. We have been able to identify and bring together critical platform technology components from which we work to develop solutions for both tissue regeneration and neurosciences. These efforts have led to the successful development of new products, such as the DuraGen(R) product.

We spent approximately $2.1 million for the three months ended March 31, 2001 and $7.5 million, $8.9 million, and $8.4 million during fiscal years 2000, 1999, and 1998, respectively, on research and development activities. Research and development activities funded by government grants and contract development revenues amounted to $0.9 million for the three months ended March 31, 2001, and $2.8 million, $1.6 million and $1.8 million during fiscal years 2000, 1999, and 1998, respectively.

GOVERNMENT REGULATION

As a manufacturer of medical devices, we are subject to extensive regulation by the FDA and, in some jurisdictions, by state and foreign governmental authorities. These regulations govern the introduction of new medical devices, the observance of certain standards with respect to the design, manufacture, testing, labeling and promotion of the devices, the maintenance of certain records, the ability to track devices, the reporting of potential product defects, the export of devices and other matters. We believe that we are in substantial compliance with these governmental regulations.

From time to time, we have recalled certain of our products. Since the beginning of 1998, we have voluntarily recalled products, and we have never involuntarily recalled a product. We have recalled defective components or devices supplied by other vendors, kits assembled by us that included incorrect combinations of products and defective devices manufactured by us. None of these recalls resulted in significant direct expense to us or significant disruption of customer or supplier relationships. However, a future voluntary or involuntary recall of one of our major products, particularly if it involved a potential or actual risk to patients, would have an adverse financial impact on us, as a result both of direct expenses and disrupted customer relationships.

Our medical devices introduced in the United States market are required by the FDA, as a condition of marketing, to secure a Pre-market Notification clearance pursuant to Section 510(k) of the Federal Food, Drug and Cosmetic Act, an approved Pre-market Approval application or a supplemental pre-market approval application. Alternatively, we may seek United States market clearance through a Product Development Protocol approved by the FDA. Establishing and completing a Product Development Protocol, or obtaining a pre-market approval application or supplemental pre-market approval application, can take up to several years and can involve preclinical studies and clinical testing. In order to perform clinical testing in the United States on an unapproved product, we are also required to obtain an Investigational Device Exemption from the FDA. In addition to requiring clearance for new products, FDA rules may require a filing and FDA approval, usually through a pre-market approval application supplement or a 510(k) Premarket Notification clearance, prior to marketing products that are modifications of existing products or new indications for existing products. While


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


the FDA Modernization Act of 1997, when fully implemented, is expected to inject more predictability into the product review process, streamline post-market surveillance, and promote the global harmonization of regulatory procedures, the process of obtaining the clearances can be onerous and costly.

We cannot assure that all the necessary approvals, including approval for product improvements and new products, will be granted on a timely basis, if at all. Delays in receipt of, or failure to receive, the approvals could have a material adverse effect on our business. Moreover, after clearance is given, if the product is shown to be hazardous or defective, the FDA and foreign regulatory agencies have the power to withdraw the clearance or require us to change the device, its manufacturing process or its labeling, to supply additional proof of its safety and effectiveness or to recall, repair, replace or refund the cost of the medical device. In addition, federal, state and foreign regulations regarding the manufacture and sale of medical devices are subject to future changes. We cannot predict what impact, if any, these changes might have on its business. However, the changes could have a material impact on our business.

We have received or acquired 128 premarket notification clearances, four approved pre-market approval applications and 42 supplemental premarket approval applications. We have one premarket notification application pending, but expect to file new applications during the next year to cover new products and variations on existing products. We have several supplemental premarket approval applications pending, in each case for a modification to the labeling of an existing product. The most significant of these supplemental applications propose changes in the approved uses for the INTEGRA(R) Dermal Regeneration Template.


We are also required to register with the FDA as a device manufacturer. As such, we are subject to periodic inspection by the FDA for compliance with the FDA's quality systems. These regulations require that we manufacture our products and maintain our documents in a prescribed manner with respect to design, manufacturing, testing and control activities. Further, we are required to comply with various FDA requirements for labeling and promotion. The Medical Device Reporting regulations require that we provide information to the FDA whenever there is evidence to reasonably suggest that one of our devices may have caused or contributed to a death or serious injury or, if a malfunction were to recur, could cause or contribute to a death or serious injury. In addition, the FDA prohibits us from promoting a medical device before marketing clearance has been received or promoting an approved device for unapproved indications. If the FDA believes that a company is not in compliance with applicable regulations, it can institute proceedings to detain or seize products, issue a warning letter, issue a recall order, impose operating restrictions, enjoin future violations and assess civil penalties against that company, its officers or its employees and can recommend criminal prosecution to the Department of Justice. These actions could have a material impact on our business. Other regulatory agencies may have similar powers.


Medical device laws are also in effect in many of the countries outside the United States in which we do business. These laws range from comprehensive device approval and quality system requirements for some or all of the our medical device products to simpler requests for product data or certifications. The number and scope of these requirements are increasing. In June 1998, the European Union Medical Device Directive became effective, and all medical devices must meet the Medical Device Directive standards and receive CE mark certification. CE Mark certification involves a comprehensive Quality System program, and submission of data on a product to the Notified Body in Europe. The Medical Device Directive, the ISO 9000 series of standards, and EN46001 are recognized international quality standards that are designed to ensure we develop and manufacture quality medical devices. Each of our facilities is audited on an annual basis by a recognized Notified Body to verify our compliance with these standards. In 2000, each of our facilities was audited and we have maintained our certification to these standards.


In addition, we are required to notify the FDA if we export specified medical devices manufactured in the United States that have not been approved by the FDA for distribution in the United States. We are also required to maintain certain records relating to exports and make the records available to the FDA for inspection, if required. We do not currently export medical devices manufactured in the United States that have not been


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


approved by the FDA, although we have in the past.

OTHER UNITED STATES REGULATORY REQUIREMENTS

In addition to the regulatory framework for product approvals, we are and may be subject to regulation under federal and state laws, including requirements regarding occupational health and safety; laboratory practices; and the use, handling and disposal of toxic or hazardous substances. We may also be subject to other present and possible future local, state, federal and foreign regulations.

Our research, development and manufacturing processes involve the controlled use of certain hazardous materials. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by the controlling laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of this type of an accident, we could be held liable for any damages that result and any liability could exceed our resources. Although we believe that we are in compliance in all material respects with applicable environmental laws and regulations, we cannot guarantee that we will not incur significant costs to comply with environmental laws and regulations in the future, nor that our operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

PATENTS AND INTELLECTUAL PROPERTY

We pursue a policy of seeking patent protection of our technology, products and product improvements both in the United States and in selected foreign countries. When determined appropriate, we have enforced and plan to continue to enforce and defend our patent rights. In general, however, we do not rely on our patent estate to provide us with any significant competitive advantages. We rely upon trade secrets and continuing technological innovations to develop and maintain our competitive position. In an effort to protect our trade secrets, we have a policy of requiring our employees, consultants and advisors to execute proprietary information and invention assignment agreements upon commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of their relationship with us must be kept confidential, except in specified circumstances.


BioMend(R), Camino(R), Clinical Neuro Systems(TM), CollaCote(R), CollaPlug(R), CollaStat(TM), CollaTape(R), Dissectron(R), DuraGen(R), Helistat(R), Helitene(R), Heyer-Schulte(R), INTEGRA(R) Dermal Regeneration Template, LICOX(R), NeuraGen(TM), Neuro Navigational(R), Novus(R), LPV(R), Ommaya(R), Pudenz(TM), Redmond(TM), Ruggles(TM), Selector(R), Spetzler(R), Sundt(TM), Ventrix(R), VitaCuff(R) are sOMe of the trademarks of Integra and its Subsidiaries. All other brand names, trademarks and service marks appearing in this prospectus are the property of their respective holders.

COMPETITION

The largest competitors of Integra NeuroSciences in the neurosurgery markets are the PS Medical division of Medtronic, Inc., the Codman division of Johnson & Johnson, the Valleylab and Radionics divisions of Tyco International Ltd., and NMT Neurosciences, a division of NMT Medical, Inc. In addition, various of the Integra NeuroSciences product lines compete with smaller specialized companies or larger companies that do not otherwise focus on neurosurgery. The products of Integra LifeSciences face diverse and broad competition, depending on the market addressed by the product. In addition, certain companies are known to be competing particularly in the area of skin substitution or regeneration, including Organogenesis and Advanced Tissue Sciences. Finally, in certain cases our products compete primarily against medical practices that treat a condition without using a medical device, rather than any particular product (such as autograft tissue as a substitute for INTEGRA(R) Dermal Regeneration Template). Depending on the product line, we compete on the basis of our products' features, strength of our sales organization or marketing partner, sophistication of our technology, and cost effectiveness of our solution to the customer's medical requirements.


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


FACILITIES

Our principal executive offices are located in Plainsboro, New Jersey. Principal manufacturing and research facilities are located in Plainsboro, New Jersey, San Diego, California, Anasco, Puerto Rico, Andover, England and Mielkendorf, Germany, and we have a national distribution center in Cranbury, New Jersey. In addition, we lease several smaller facilities to support additional administrative, assembly, and storage operations. Our total office manufacturing and research space approximates 180,000 square feet with lease payments of approximately $125,000 per month. Our Integra LifeSciences products are manufactured in Plainsboro, Anasco and Andover and distributed through the national distribution center and the Andover facility. Our Integra NeuroSciences products are manufactured in the Plainsboro, San Diego, Andover, Mielkendorf, and Anasco facilities and are distributed through the national distribution center and the Andover facility. All of our facilities are leased.

All of our manufacturing and distribution facilities are registered with the FDA. Our facilities are subject to FDA inspection to assure compliance with quality requirements requirements. We believe that our manufacturing facilities are in substantial compliance with quality requirements, suitable for their intended purposes and have capacities adequate for current and projected needs for existing products. Some capacity of the plants is being converted, with any needed modification, to meet the current and projected requirements of existing and future products.

EMPLOYEES

At July 9, 2001, we had approximately 550 permanent employees engaged in production and production support (including warehouse, engineering, and facilities personnel), quality assurance/quality control, research and development, regulatory and clinical affairs, sales/marketing and administration and finance. None of our current employees are subject to a collective bargaining agreement.

LEGAL PROCEEDINGS


In July 1996, we filed a patent infringement lawsuit in the United States District Court for the Southern District of California against Merck KGaA, a German corporation, Scripps Research Institute, a California nonprofit corporation, and David A. Cheresh, Ph.D., a research scientist with Scripps, seeking damages and injunctive relief. The complaint charged, among other things, that the defendant Merck KGaA willfully and deliberately induced, and continues to willfully and deliberately induce, defendants Scripps Research Institute and Dr. David A. Cheresh to infringe certain of our patents. These patents are part of a group of patents granted to The Burnham Institute and licensed by us that are based on the interaction between a family of cell surface proteins called integrins and the arginine-glycine-aspartic acid peptide sequence found in many extracellular matrix proteins. The defendants filed a countersuit asking for an award of defendants' reasonable attorney fees. This case went to trial in February 2000, and on March 17, 2000, a jury returned a unanimous verdict for us finding that Merck KGaA had willfully infringed and induced the infringement of our patents, and awarded $15,000,000 in damages. The court dismissed Scripps and Dr. Cheresh from the case. On October 6, 2000, the United States District Court for the Southern District of California entered judgment in our favor and against Merck KGaA in the case. In entering the judgment, the court also granted us pre-judgment interest of approximately $1,350,000, bringing the total amount to approximately $16,350,000, plus post-judgment interest. Various post-trial motions are pending, including a request by Merck KGaA for a judgment as a matter of law notwithstanding the verdict, which could have the effect of reducing the judgment or reversing the verdict of the jury. In addition, if we win these post-trial motions, we expect Merck KGaA to appeal various decisions of the Court. No amounts for this favorable verdict have been reflected in our financial statements.


We are also subject to other claims and lawsuits in the ordinary course of our business, including claims by employees and with respect to our products. In the opinion of management, the other claims are either adequately covered by insurance or otherwise indemnified, and are not expected, individually or in the aggregate, to result in a material adverse effect on our financial condition. Our financial statements do not reflect any material amounts related to possible unfavorable outcomes of the matters above or others. However, it is possible that these contingencies could materially affect our results of operations, financial position and cash flows in a particular period.


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



                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS



The following table sets forth information with respect to our executive officers and directors as of July 18, 2001.


NAME                                AGE  TITLE
----------------------------------- ---- ---------------------------------
Stuart M. Essig                     39   President, Chief Executive Officer
                                         and Director

George W. McKinney, III, Ph.D.      57   Executive Vice President, Chief
                                         Operating Officer and Director

John B. Henneman, III               39   Senior Vice President, Chief
                                         Administrative Officer and Secretary

David B. Holtz                      35   Senior Vice President, Finance
                                         and Treasurer

Judith E. O'Grady                   51   Senior Vice President, Regulatory,
                                         Quality Assurance and Clinical Affairs

Michael D. Pierschbacher, Ph.D.     49   Senior Vice President Research and
                                         Development, Director of the Corporate
                                         Research Center

Richard E. Caruso, Ph.D.            58   Director and Chairman of the Board
                                         of Directors

James M. Sullivan                   58   Director

Keith Bradley, Ph.D.                56   Director

Neal Moszkowski                     35   Director

STUART M. ESSIG has served as President and Chief Executive Officer and a director of Integra since December 1997. Before joining Integra, Mr. Essig supervised the medical technology practice at Goldman, Sachs & Co. as a managing director. Mr. Essig had ten years of broad health care experience at Goldman Sachs serving as a senior merger and acquisitions advisor to a broad range of domestic and international medical technology, pharmaceutical and biotechnology clients. Mr. Essig received an A.B. degree from the Woodrow Wilson School of Public and International Affairs at Princeton University and an M.B.A. and a Ph.D. degree in Financial Economics from the University of Chicago, Graduate School of Business. Mr. Essig also serves on the Board of Directors of Vital Signs Incorporated and St. Jude Medical Corporation.



GEORGE W. MCKINNEY, III, PH.D. has served Integra as Executive Vice President and Chief Operating Officer since May 1997 and as a member of the Board of Directors since December 1992. Between 1997 and 1999 Dr. McKinney also served as Vice Chairman. Between 1990 and 1997, Dr. McKinney was Managing Director of Beacon Venture Management Corporation, a venture capital firm. Between 1992 and 1997, Dr. McKinney also served as President and Chief Executive Officer of Gel Sciences, Inc. and GelMed, Inc., a privately held specialty materials firm with development programs in both the industrial and medical products fields. Before 1990, Dr. McKinney held other positions in the venture capital industry, was President and Chief Executive Officer of American Superconductor, Inc., and served in various manufacturing, engineering and financial positions at Corning, Inc. Dr. McKinney holds a B.S. in Management from MIT and a Ph.D. in Strategic Planning from Stanford University School of Business. Dr. McKinney announced that he will step down as Executive Vice President and Chief Operating Officer when his employment agreement expires on December 31, 2001. Dr. McKinney plans to be available as a consultant to us through June 30, 2002.

JOHN B. HENNEMAN, III is Integra's Senior Vice President, Chief Administrative Officer and Secretary, and is responsible for the law department, business development, human resources and investor relations. Mr.


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Henneman was our General Counsel from September 1998 until September 2000. Prior to joining Integra in August 1998, Mr. Henneman served Neuromedical Systems, Inc., a public company developer and manufacturer of in vitro diagnostic equipment, in various capacities for more than four years. From 1994 until June 1997, Mr. Henneman was Vice President of Corporate Development, General Counsel and Secretary. From June 1997 through November 1997, he served in the additional capacity of interim Co-Chief Executive Officer and from December 1997 to August 1998 Mr. Henneman was Executive Vice President, US Operations, and Chief Legal Officer. In March 1999, Neuromedical Systems, Inc. filed a petition under
Chapter 11 of the federal bankruptcy laws. Mr. Henneman practiced law in the Corporate Department of Latham & Watkins (Chicago, Illinois) from 1986 to 1994. Mr. Henneman received his A.B. (Politics) from Princeton University in 1983, and his J.D. from the University of Michigan Law School in 1986.


DAVID B. HOLTZ joined Integra as Controller in 1993 and has served as Vice President, Finance and Treasurer since March 1997 and was promoted to Senior Vice President, Finance and Treasurer in February 2001. His responsibilities include managing all accounting and information systems functions. Before joining Integra, Mr. Holtz was an associate with Coopers & Lybrand, L.L.P. in Philadelphia and Cono Leasing Corporation, a private leasing company. He received a B.S. degree in Business Administration from Susquehanna University in 1989 and has been certified as a public accountant.

JUDITH E. O'GRADY has served Integra since 1985 and was named Senior Vice President of Regulatory Affairs, Quality Assurance and Clinical Research in May 1998. Ms. O'Grady has worked in the areas of medical devices and collagen technology for over 20 years. Prior to joining Integra, Ms. O'Grady worked for Colla-Tec, Inc., a Marion Merrell Dow Company. During her career she has held positions with Surgikos, a Johnson & Johnson company, and was on the faculty of Boston University College of Nursing and Medical School. Ms. O'Grady led the team that obtained the FDA approval for INTEGRA(R)Dermal Regeneration Template, the first regenerative product approved by the FDA, and has led teams responsible for more than 100 510(K) clearances. She received her B.S. degree from Marquette University and M.S.N. in Nursing from Boston University.

MICHAEL D. PIERSCHBACHER, PH.D. joined Integra in October 1995 as Senior Vice President, Research and Development. In May 1998 he was named Senior Vice President and Director of our Corporate Research Center. From June 1987 to September 1995, Dr. Pierschbacher served as Senior Vice President and Scientific Director of Telios Pharmaceuticals, Inc., which was acquired by us in connection with the reorganization of Telios under Chapter 11 of the federal bankruptcy code. He was a co-founder of Telios in May 1987 and is the co-discoverer and developer of Telios' matrix peptide technology. Before joining Telios as a full-time employee in October 1988, he was a staff scientist at The Burnham Institute for five years and remained on staff there in an adjunct capacity until the end of 1997. He received his post-doctoral training at Scripps Clinical and Research Foundation and at the Burnham Institute. Dr. Pierschbacher received his Ph.D. in Biochemistry from the University of Missouri.

RICHARD E. CARUSO, PH.D. has served as Integra's Chairman of the Board of Directors since March 1992. Prior to December 1997, Dr. Caruso served as Integra's Chief Executive Officer since March 1992 and as President since September 1995. From 1969 to 1992, Dr. Caruso was a principal of LFC Financial Corporation, a project finance company, where he was also a director and Executive Vice President. He has 25 years experience in finance and entrepreneurial ventures. Dr. Caruso is on the Board of Susquehanna University, The Baum School of Art and The Uncommon Individual Foundation (Founder). He received a B.S. degree from Susquehanna University, and M.S.B.A. degree from Bucknell University and a Ph.D degree from the London School of Economics, University of London (United Kingdom).


JAMES M. SULLIVAN has been a director since 1992. Since 1986, he has held several positions with Marriott International, Inc. (and its predecessor, Marriott Corp.), including Vice President of Mergers and Acquisitions, and his current position of Executive Vice President of Development for the Lodging Group of Marriott. From 1983 to 1986, Mr. Sullivan was Chairman, President and Chief Executive Officer of Tenly Enterprises, Inc., a privately held company operating 105 restaurants. Prior to 1983, he held senior management positions with

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


Marriott Corp., Harrah's Entertainment, Inc., Holiday Inns, Inc., Kentucky Fried Chicken Corp. and Heublein, Inc. He also was employed as a senior auditor with Arthur Andersen & Co. and currently serves as a director of Global Vacation Group, Inc. Mr. Sullivan received a B.S. degree in Accounting from Boston College and an M.B.A. degree from the University of Connecticut.


KEITH BRADLEY, PH.D. has been a director since 1992. He is the Professor of Management at The City University Business School, London, England, and a Director of Ockham Holdings plc, a London Stock Exchange company. Dr. Bradley was the founder and formerly Executive Director of the London School of Business Performance Group, an interdisciplinary research institute which specializes in organizational performance. He has extensive experience as a consultant to a variety of business, government and international organizations and has published widely on management and industrial policy. Dr. Bradley has served as Visiting Professor at Harvard Business School, the UCLA Graduate School of Management and the Wharton School of the University of Pennsylvania. Dr. Bradley received a Diploma in Education from Culham College and a Ph.D. degree in Economics from the University of Essex.

NEAL MOSZKOWSKI has been a director since March 29, 1999 and was the designee of the holders of our Series B Preferred Stock. Mr. Moszkowski has been a partner of Soros Private Equity Partners LLC since August 1998 and is currently an employee of Soros Private Funds Management LLC. Prior thereto, Mr. Moszkowski was an Executive Director of Goldman Sachs International and a Vice President of Goldman, Sachs & Co. in its Principal Investment Area, which he joined in August 1993. He received a B.A. degree from Amherst College and an M.B.A. degree from Stanford University. Mr. Moszkowski also serves as a director of Bluefly, Inc. and MedicaLogic/Medscape, Inc.

                            -----------------------


Our executive officers serve at the discretion of the Board of Directors. The only family relationship between any of our executive officers and directors is that Mr. Holtz is the nephew of Dr. Caruso.


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                       PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of common stock and preferred stock as of July 12, 2001, by: (a) each person or entity known to Integra to own beneficially five percent or more of the outstanding shares of common stock or preferred stock, based upon our records or Commission records; (b) each of our directors; (c) each of the Executive Officers; and (d) all Executive Officers and directors of Integra as a group. Each share of Series C Preferred Stock is currently convertible at the discretion of the holder into 11.111 shares of common stock in each case subject to certain adjustments. Except as otherwise indicated, each person has sole voting power and sole investment power with respect to all shares beneficially owned by that person.

                                                               COMMON STOCK                    SERIES C PREFERRED
                              ----------------------------------------------------------------------------------
                                                                               PERCENTAGE OF
                                                                                COMMON STOCK
                                                                             BENEFICIALLY OWNED
                                                                              -----------------
                                  SHARES SUBJECT
                                    TO OPTIONS, TOTAL SHARES
                                   WARRANTS AND BENEFICIALLY   SHARES BEING   BEFORE     AFTER
NAME OF BENEFICIAL OWNER          CONVERSIONS(1)  OWNED(1)        OFFERED    OFFERING  OFFERING  SHARES   PERCENT
---------------------------------  ------------- -----------   ------------  --------   -------  ------   -------
Richard E. Caruso, Ph.D ............  32,500    7,231,043(2)          --        34.7%     29.7%      --      --
Trust Partnership .................       --    7,171,205(3)          --        34.5%     29.5%      --      --
Frances C. Holtz ..................       --    7,171,205(4)          --        34.5%     29.5%      --      --
Quantum Industrial Partners LDC .... 811,650    2,955,000(5)     187,500        13.7%     11.0%  48,699   90.2%
SFM Domestic Investments LLC ......   88,350      802,800(6)      62,500         3.8%      3.0%   5,301    9.8%
Stuart M. Essig ...................  542,419      560,556(7)          --         2.6%      2.3%      --      --
John B. Henneman, III .............  111,232      124,492(8)          --         *         *         --      --
George W. McKinney, III, Ph.D .....   59,062      110,562(9)          --         *         *         --      --
Judith O'Grady ....................   46,076       62,241(10)         --         *         *         --      --
Michael D. Pierschbacher, Ph.D ....   46,671       61,694(11)         --         *         *         --      --
James M. Sullivan .................   35,500       39,041(12)         --         *         *         --      --
Neal Moszkowski ...................   30,000       30,000(13)         --         *         *         --      --
Keith Bradley, Ph.D ...............   10,500       10,500(14)         --         *         *         --      --
David B. Holtz ....................   29,659       36,705(15)         --         *         *         --      --
All directors and Executive Officers
  as a group (10 persons) .........  943,619    8,266,834(16)         --        38.0%     32.8%      --      --


----------------

* Less than one percent (1%).

(1) Shares not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire them within 60 days upon the exercise of an option or other convertible security are treated as outstanding for purposes of determining beneficial ownership and the percentage beneficially owned by the individual.

(2) Includes the 7,171,205 shares held by Trust Partnership, a Pennsylvania general partnership of which Dr. Caruso is a partner and the President (also see Note 3 below). Also includes 23,338 shares held by Provco Leasing Corporation of which Dr. Caruso is President. Provco is a wholly-owned subsidiary of Cono Industries, a corporation whose stockholders are trusts whose beneficiaries include Dr. Caruso's children. Also includes 32,500 shares issuable upon exercise of the vested portion of options held by Dr. Caruso. Dr. Caruso's address is 919 Conestoga Road, Building 2, Suite 106 Rosemont, Pennsylvania 19010.

(3) The partners of Trust Partnership are Pagliacci Trust, Rigoletto Trust, Trust for Jonathan Henry Caruso, Trust for Peter James Caruso (the beneficiaries of all those trusts being Dr. Caruso's children), Dr. Caruso and Provco, each of which may be deemed to beneficially own the shares held by Trust Partnership; however, the partners of Trust Partnership disclaim beneficial ownership of all the shares except to the extent represented by their respective equity and profit participation interests in Trust Partnership. The Trust Partnership's address is c/o Richard E. Caruso, Ph.D., 919 Conestoga Road, Building 2, Suite 106 Rosemont, Pennsylvania 19010.

(4) Frances C. Holtz is a trustee of the trusts referenced in (3), which collectively have a controlling interest in Trust Partnership. As such, Ms. Holtz may be deemed to beneficially own the shares held by Trust Partnership; however, Ms. Holtz disclaims beneficial ownership of all those shares. Ms. Holtz's address is 8111 Marshall Avenue, Margate, New Jersey 08402.

(5) Includes (i) 541,100 shares of common stock issuable upon conversion of 48,699 shares of Series C Preferred Stock held by Quantum Industrial Partners and (ii) 270,550 shares of common stock issuable upon exercise of warrants held by Quantum Industrial Partners. The principal address of Quantum Industrial Partners is at Kaya Flamboyan 9, Willemsted, Curacao, Netherlands Antilles. QIH Management Investor, L.P. is vested (pursuant to constituent documents of Quantum Industrial Partners) with investment discretion with respect to the portfolio assets held for the account of Quantum Industrial Partners. Pursuant to an agreement between George Soros and Soros Fund Management LLC, Mr. Soros has agreed to use his best efforts to cause QIH management, Inc., as the sole general partner of QIH Management Investor, L.P., to act at the discretion of Soros Fund Management. Mr. Soros is the Chairman of Soros Fund Management. Each of QIH Management Investor, L.P., QIH Management, Inc., Soros Fund Managment and Mr. Soros may be deemed the beneficial owner of the Quantum Industrial Partners Shares. Each has their principal business office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

(6) Includes (i) 58,900 shares of common stock issuable upon conversion of 5,301 shares of Series C Preferred Stock held by SFM Domestic Investments LLC; and (ii) 29,450 shares of common stock issuable upon exercise of warrants held by SFM Domestic Investments LLC. The principal business office of SFM Domestic Investments LLC is at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. George Soros is a managing member of SFM Domestic Investments LLC and may be deemed beneficial owner of the SFM Domestic Investments LLC Shares.

(7) Includes 542,419 shares issuable upon exercise of the vested portion of options held by Mr. Essig. The Restricted Units held by Mr. Essig do not give him the right to acquire any shares within 60 days of July 12, 2001.

(8) Includes 111,232 shares issuable upon exercise of the vested portion of options held by Mr. Henneman.

(9) Includes 59,062 shares issuable upon exercise of the vested portion of options held by Dr. McKinney.

(10) Includes 46,076 shares issuable upon exercise of the vested portion of options held by Ms. O'Grady.

(11) Includes 2,111 shares held by revocable trusts of which Dr. Pierschbacher is co-trustee. Also includes 46,671 shares issuable upon exercise of the vested portion of options held by Dr. Pierschbacher.

(12) Includes 55,500 shares issuable upon exercise of the vested portion of options held by Mr. Sullivan.

(13) Consists of 30,000 shares issuable upon exercise of the vested portion of options held by Mr. Moszkowski.

(14) Consists of 10,500 shares issuable upon exercise of the vested portion of options held by Dr. Bradley.

(15) Include 29,659 shares issuable upon exercise of the vested portion of options held by Mr. Holtz.

(16) See Notes 2 and 7 through 15 above.

                              CERTAIN TRANSACTIONS


We lease our manufacturing facility in Plainsboro, New Jersey from Plainsboro Associates, a New Jersey general partnership. Ocirne, Inc., a subsidiary of Cono Industries, owns a 50% interest in Plainsboro Associates. Cono is a corporation whose stockholders are trusts whose beneficiaries include the children of Dr. Richard E. Caruso, our Chairman and a principal stockholder of the Company. Dr. Caruso is the President of Cono. We paid $210,000 in rent for this facility during 2000.


During 2000, we signed a five year lease related to certain production equipment, from Medicus Corporation. The sole stockholder of Medicus is Trust Partnership, a Pennsylvania general partnership, for which Dr. Caruso is a partner and the President. Under the terms of the lease, we paid $45,000 to Medicus Corporation during 2000.


                          DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock as stated in our Amended and Restated Certificate of Incorporation consists of 60,000,000 shares of common stock, $.01 par value per share, and 15,000,000 shares of preferred stock, $.01 par value per share. The following summary of our common stock and preferred stock is not complete and may not contain all the information you should consider before investing in our common stock. This description is subject to and qualified in its entirety by provisions of our Certificate of Incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, and by provisions of applicable Delaware law.

COMMON STOCK


As of July 12, 2001, there were 21,391,978 shares of common stock outstanding and held of record by approximately 825 stockholders, assuming conversion of all outstanding shares of preferred stock. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all the directors standing for election. Holders of common stock are entitled to receive ratably the dividends, if any, as may be declared by our board of directors out of funds legally available therefor. If we are liquidated, dissolved or wound-up, holders of common stock are entitled to receive ratably our net assets available for distribution after the payment of, or adequate provision for, all of our debts and other liabilities, subject to prior and superior rights of the holders of preferred stock. Holders of common stock have no preemptive, subscription, redemption, sinking fund or conversion rights. Immediately upon consummation of this offering, all of the then-outstanding shares of common stock will be validly issued, fully paid and nonassessable.


PREFERRED STOCK


The board of directors, without further stockholder authorization, is authorized to issue, from time to time, up to 15,000,000 shares of preferred stock in one or more series, to establish the number of shares to be included in any of these series and to fix the designations, powers, preferences and rights of the shares of each of these series and any qualifications, limitations or restrictions thereof, including dividend rights and preferences over dividends on the common stock, conversion rights, voting rights, redemption rights, the terms of any sinking fund therefor and rights upon liquidation. The ability of the board of directors to issue preferred stock, while providing flexibility in connection with financing, acquisitions and other corporate purposes, could have the effect of discouraging, deferring or preventing a change in control or an unsolicited acquisition proposal, since the issuance of preferred stock could be used to dilute the share ownership of a person or entity seeking to obtain control of us. In addition, because the board of directors has the power to establish the preferences, powers and rights of the shares of any of these series of preferred stock, it may afford the holders of any preferred stock preferences, powers and rights (including voting rights) senior to the rights of the holders of common stock, which could adversely affect the rights of holders of common stock.

As of June 29, 2001, we had designated three series of preferred stock, but only one was outstanding.

SERIES A PREFERRED STOCK. Our board of directors has authorized 2,000,000 shares of Series A Convertible Preferred Stock, of which 500,000 were issued in connection with a series of agreements with Century Medical, Inc., a wholly-owned subsidiary of ITOCHU Corporation, under which Century Medical, Inc. distributes certain of our products in Japan. Century Medical, Inc. has converted its Series A Preferred Stock into Common Stock. We do not expect to issue new Series A Preferred Stock.

SERIES B PREFERRED STOCK. Our board of directors has authorized 120,000 shares of Series B Convertible Preferred Stock, 100,000 of which were issued in connection with the acquisition of the NeuroCare Group in March 1999. The purchase price for the acquisition was financed in part through the sale of $10 million of the Series B Preferred Stock and related warrants to SFM Domestic Investments LLC and Quantum Industrial Partners LDC, affiliates of Soros Private Equity Partners LLC. The shares of Series B Preferred Stock were convertible into 2,617,800 shares of our common stock. The warrants issued at the time of the sale of the Series B Preferred Stock were exercised in March 2001.

As of June 26, 2001, all of the holders of the Series B Preferred converted their 100,000 shares of Series B Preferred Stock into 2,617,800 shares of common stock. We do not expect to issue new Series B Preferred Stock.

SERIES C PREFERRED STOCK. Our board of directors has authorized 54,000 shares of Series C Convertible Preferred Stock, all of which were issued on March 29, 2000 to investment affiliates of Soros Private Equity Partners LLC, resulting in proceeds to Integra of $5.4 million. In connection with this investment, we also issued to affiliates of Soros Private Equity Partners LLC warrants to purchase 300,000 shares of common stock at $9.00 per share. The warrants expire on December 31, 2001. The shares of Series C Preferred Stock are convertible into 600,000 shares of our common stock.

DESIGNATION/RANKING. The Series C Preferred Stock rank equal to our Series B Preferred Stock and senior to our common stock and all of our Series A Preferred Stock with respect to the payment of distributions on liquidation, dissolution or winding up of Integra or with respect to the payment of dividends.

DIVIDENDS. Holders of the Series C Preferred Stock are entitled to receive annual cumulative dividends which accrue at the rate of 10% per annum, payable upon the liquidation, dissolution or winding up of Integra.

CONVERSION. Holders of the Series C Preferred Stock are entitled, at their option at any time, to convert the Series C Preferred Stock so held into the number of fully paid and nonassessable shares of common stock as obtained by (i) multiplying the number of shares of Series C Preferred Stock so to be converted by $100.00 and (ii) dividing the result by the conversion price (which is $9.00 per share, subject to adjustment in accordance with the terms of the certificate of designation for the Series C Preferred Stock).

VOTING RIGHTS. Holders of the Series C Preferred Stock are entitled to notice of any stockholders meeting. Except as otherwise required by law, each outstanding share of Series C Preferred Stock is entitled to the number of votes equal to the number of full shares of common stock into which the share of Series C Preferred Stock is convertible on the record date for any meeting of stockholders. Except as otherwise required by law, the Series C Preferred Stock and the common stock vote together as a single class on each matter submitted to the stockholders, and not by separate class or series.

PREEMPTIVE RIGHTS. Our articles of incorporation provide the holders of shares of Series C Preferred Stock with the preemptive right to subscribe for, purchase or receive any newly issued shares of our common stock, for a period of fifteen days after written notice is given of the issuance, a proportionate number of shares to their holding based on shares then outstanding. These preemptive rights are not available with respect to: (i) our capital stock which may be issued to employees, consultants or directors pursuant to a stock incentive plan or other employee benefit arrangement approved by our board of directors, (ii) a subdivision of the outstanding shares of our common stock into a larger number of shares of common stock, (iii) capital stock issued as full or partial consideration for a merger, acquisition, joint venture, strategic alliance, license agreeement or other similar non-financing transaction, (iv) capital stock issued in connection with a publicly registered offering, or (v) capital stock issued upon exercise, conversion or exchange of any of our preferred stock, options or warrants.


OPTIONAL REDEMPTION. If, at any time after March 15, 2002, for a period of not less than thirty (30) consecutive trading days, the average closing price of our common stock on the Nasdaq National Market has been equal to or greater than the Target Market Price (as defined below), then we may redeem from any source of funds legally available therefor, in whole or in part, any or all whole number of shares of Series C Preferred Stock at any time outstanding for a cash amount per share equal to the liquidation preference at the date of redemption. Notwithstanding the foregoing, at any time and from time to time after March 1, 2004, we may redeem from any source of funds legally available therefor, in whole or in part, any or all whole number of shares of Series C Preferred Stock at any time outstanding for an amount per share to be redeemed equal to the liquidation preference at the date of redemption. The "Target Market Price" means an amount equal to 2.5 times the conversion price as last adjusted and then in effect.

REGISTRATION RIGHTS

Under the terms of stockholder and registration rights agreements between us and certain of our stockholders, holders of an aggregate of approximately 6,300,880 shares of our common stock (including shares issuable upon the exercise of certain warrants, upon conversion of certain preferred securities, and shares underlying certain "restricted units"), are entitled to demand that we register those shares under the Securities Act. Additionally, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of any other stockholder, the parties to certain of our stockholder and registration rights agreements are entitled to notice of the registration and to include their shares of common stock in the registration. These registration rights are subject to limitations and conditions, including the right of the underwriters of the offering to limit the number of shares included in any registration thereunder. In general, we are required to indemnify the holders of those registrable securities under described circumstances and to bear the expense of registrations, except for the selling stockholders' pro rata portion of the underwriting discounts and commissions.


DELAWARE ANTI-TAKEOVER LAW

Section 203 of the Delaware General Corporation Law prohibits certain "business combination" transactions between a Delaware corporation and any "interested stockholder" owning 15% or more of the corporation's outstanding voting stock for a period of three years after the date on which the stockholder became an interested stockholder, unless:

     o the board of directors approves, prior to the date, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder;

     o upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owned at least 85% of those shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans; or

     o on or subsequent to the date on which the stockholder became an interested stockholder, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholder's meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested stockholder.


Under Delaware law, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder.

                         SHARES ELIGIBLE FOR FUTURE SALE

The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.



Upon completion of this offering, we will have outstanding an aggregate of 24,306,779 shares of our common stock, assuming no exercise of outstanding options and warrants or conversion of outstanding preferred stock. Of these shares, all shares previously sold in registered offerings, including all of the shares sold in this offering, will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. The remaining shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below.

In connection with this offering, persons owning an aggregate of 9,931,015 shares of our common stock after this offering have agreed with the underwriters that, subject to exceptions, they will not sell or dispose of any of their shares for 90 days after the date of this prospectus. U.S. Bancorp Piper Jaffray Inc. may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to such restrictions. See "Underwriting."

The shares of common stock outstanding upon closing of this offering will be available for sale in the public market as follows:



    APPROXIMATE
 NUMBER OF SHARES                                              DESCRIPTION
----------------------- ------------------------------------------------------------------------------------------
    13,987,000          After the date of this prospectus, including 3,750,000 freely tradable shares sold in this offering (subject, in some cases, to volume limitations).

    24,067,000          After 90 days from the date of this prospectus, the lock-up period will expire and these shares will be saleable under Rule 144 (subject, in some cases, to volume limitations).

In addition, after the offering there will be outstanding options to purchase 3,895,385 shares of common stock and outstanding warrants to purchase an aggregate of 310,811 shares of common stock.

RULE 144
In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     o one percent of the number of shares of common stock then outstanding, or approximately 208,068 shares that can be sold prior to this offering and 244,068 shares that can be sold immediately after this offering; or

     o the average weekly trading volume of the common stock on the National Association of Securities Dealers' Automated Quotation System during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale of any shares of common stock.

The sales of any shares of common stock under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(K)

Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date such shares of common stock were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements or otherwise, those shares may be sold immediately upon the completion of this offering.

RULE 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell those shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock.

STOCK PLANS

We have filed a registration statement under the Securities Act covering 8,504,745 shares of common stock reserved for issuance under our stock award and employee benefit plans.

As of June 30, 2001, there were options to purchase 4,779 shares outstanding under our 1992 Stock Option Plan, options to purchase 387,223 shares outstanding under the 1993 Incentive Stock Option and Non-Qualified Stock Option Plan, options to purchase 566,227 shares outstanding under the 1996 Incentive Stock Option and Non-Qualified Stock Option Plan, options to purchase 718,518 shares outstanding under the 1998 Stock Option Plan, options to purchase 1,760,168 shares outstanding under the 1999 Stock Option Plan, and options to purchase 521,690 shares outstanding under the 2000 Equity Incentive Plan. All of these shares will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and, in the case of some of the options, the expiration of lock-up agreements and the investors' agreement.

                                  UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms and conditions of the purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

               UNDERWRITERS                          NUMBER OF SHARES
               ---------------                      ---------------------

               U.S. Bancorp Piper Jaffray Inc.
               ABN AMRO Rothschild LLC
               CIBC World Markets Corp.
               Adams, Harkness & Hill, Inc.
                                                         ---------

                 Total                                   3,750,000
                                                         =========

The underwriters have advised us and Quantum Industrial Partners LDC and SFM Domestic Investments LLC, the selling stockholders, that they propose to offer the shares to the public initially at $ per share, and to certain dealers at the same price less a concession of not more than $ per share. The underwriters may allow and the dealers may reallow a concession of not more than $ per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We and the selling stockholders have granted to the underwriters an option to purchase up to an additional 562,500 shares of common stock at the same price to the public, and with the same underwriting discount, as set forth in the table above. Of the 562,500 shares subject to the overallotment option, up to 500,000 shares would be sold by us and up to 62,500 shares would be sold by the selling stockholders. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriters in connection with the offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.


                                                   NO EXERCISE   FULL EXERCISE
                                                  -------------  ------------

    Per share                                       $            $
    Total to be paid by us                          $            $
    Total to be paid by the selling stockholder     $            $
                                                   --------     --------

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect to those liabilities.

The offering of our shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or part.

We and each of our directors and executive officers and the selling stockholders have agreed to certain restrictions on their ability to sell additional shares of our common stock until 90 days after the date of this prospectus. We have also agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of U.S. Bancorp Piper Jaffray for a period of 90 days after the date of this prospectus. The agreements provide exceptions for:

     o   sales to underwriters pursuant to the purchase agreement;

     o sales of shares of our common stock under our employee stock purchase plans; and

     o   other common exceptions.

Some of the underwriters or their affiliates have provided from time to time, and expect to provide in the future, investment banking, financial advisory and other related services to us and our affiliates, for which they have received and may continue to receive customary fees and commissions.

To faciliate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us and the selling stockholders. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock on the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. These transactions, including the underwriters' purchases to cover syndicate short sales, may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format is being made available over the Internet or on web sites maintained by one or more of the lead underwriters of this offering and may be made available over the Internet or on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.


                                  LEGAL MATTERS

Latham & Watkins in New York, New York will pass upon the validity of the shares of common stock offered under this prospectus. Legal matters relating to the securities will be passed upon for the underwriters by Willkie Farr & Gallagher, New York, New York.

                                     EXPERTS


The financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

Integra is subject to the informational requirements of the Securities Exchange Act of 1934, and files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0300 for further information on the public reference rooms. You may also access filed documents at the SEC's Website at www.sec.gov.

We have filed a registration statement on Form S-3 and related exhibits with the SEC under the Securities Act of 1933. The registration statement contains additional information about Integra and the securities. You may inspect the registration statement and exhibits without charge and obtain copies from the SEC at prescribed rates at the locations above.

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we have filed, or may file, with the SEC:

     o   Our 2000 Annual Report on Form 10-K/A filed with the SEC on
         May 24, 2001;

     o Our Quarterly Report for the quarterly period ended March 31, 2001, on Form 10-Q filed with the SEC on May 15, 2001;

     o Our Proxy Statement for the 2001 Annual Meeting of Stockholders filed with the SEC on April 20, 2001;

     o Our Current Reports on Form 8-K filed with the SEC on January 8, 2001 and May 25, 2001; and

     o All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the time of the initial filing of the registration statement and before the effectiveness of the registration statement.

A statement contained in a document incorporated by reference herein shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated herein modifies or replaces such statement. Any statements so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

                    Integra LifeSciences Holdings Corporation
                    311 Enterprise Drive Plainsboro, NJ 08536
                                 (609) 275-0500
                            Attn: Director of Finance

You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the dates on the front of these documents.

                          INDEX TO FINANCIAL STATEMENTS



                                                                           PAGE
Consolidated Balance Sheets as of March 31, 2001 (unaudited) and December
  31, 2000................................................................  F-2

Consolidated Statements of Operations for the three months
  ended March 31, 2001 (unaudited) and March 31, 2000 ....................  F-3

Consolidated Statements of Cash Flows for the three months ended
   March 31, 2001 (unaudited) and March 31, 2000 .........................  F-4

Notes to Consolidated Financial Statements (unaudited)....................  F-5

Report of Independent Accountants.........................................  F-9

Consolidated Balance Sheets as of December 31, 2000 and
  December 31, 1999 ...................................................... F-10

Consolidated Statements of Operations for the years ended
  December 31, 2000, 1999 and 1998 ....................................... F-11

Consolidated Statements of Cash Flows for the years ended December 31, 2000,
  1999 and 1998 .......................................................... F-12

Consolidated Statements of Stockholders' Equity .......................... F-14

Notes to Consolidated Financial Statements ............................... F-17

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS





                                                                            MARCH 31, 2001      DECEMBER 31, 2000
                                                                           -----------------------------------------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                                        (UNAUDITED)

ASSETS
Current Assets:
  Cash and cash equivalents ....................................................     $15,392      $14,086
  Short-term investments .......................................................       3,982        1,052
  Accounts receivable, net of allowances of $902 and $1,003 ....................      12,647       13,087
  Inventories ..................................................................      18,509       16,508
  Prepaid expenses and other current assets ....................................       1,937        1,484
                                                                                   ----------   ----------
    Total current assets .......................................................      52,467       46,217
  Property, plant, and equipment, net ..........................................      11,173       11,599
  Goodwill and other intangible assets, net ....................................      24,378       25,299
  Other assets .................................................................       3,061        3,399
                                                                                   ----------   ----------
  Total assets .................................................................     $91,079      $86,514
                                                                                   ==========   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Short-term debt ..............................................................      $9,150       $8,872
  Accounts payable, trade ......................................................       3,651        3,363
  Income taxes payable .........................................................       1,233        1,200
  Customer advances and deposits ...............................................       3,213          823
  Deferred revenue .............................................................       1,879        1,675
  Accrued expenses and other current liabilities ...............................       5,349        5,107
                                                                                   ----------   ----------
    Total current liabilities ..................................................      24,475       21,040
  Long-term debt ...............................................................       3,121        4,758
  Deferred revenue .............................................................       4,543        4,728
  Deferred income taxes ........................................................       1,717        1,788
  Other liabilities ............................................................         349          419
                                                                                   ----------   ----------
  Total liabilities ............................................................      34,205       32,733
  Commitments and contingencies
  Stockholders' Equity:
  Preferred stock; $0.01 par value; 15,000 authorized shares; 100 Series B
    Convertible shares issued and outstanding at March 31, 2001 and December 31,
    2000, $12,000 including a 10% annual cumulative dividend liquidation preference; 54 Series C Convertible shares issued and outstanding at March
    31, 2001 and December 31, 2000, $5,940 including a 10% annual cumulative dividend liquidation
    preference .................................................................           2            2
  Common stock; $0.01 par value; 60,000 authorized shares; 17,658 and
    17,334 issued and outstanding at March 31, 2001 and December 31,
    2000, respectively .........................................................         177          173
  Additional paid-in capital ...................................................     161,564      160,134
  Treasury stock, at cost; 20 shares at March 31, 2001 and
    December 31, 2000 ..........................................................        (180)        (180)
  Other ........................................................................         (58)         (66)
  Accumulated other comprehensive loss .........................................        (898)        (553)
  Accumulated deficit ..........................................................    (103,733)    (105,729)
                                                                                   ----------   ----------
    Total stockholders' equity .................................................      56,874       53,781
                                                                                   ----------   ----------
  Total liabilities and stockholders' equity ...................................     $91,079      $86,514
                                                                                   ==========   ==========



              The accompanying notes are an integral part of these
                       consolidated financial statements

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                                                                                 THREE MONTHS ENDED MARCH 31,
                                                                                 ---------------------------
                                                                                    2001             2000
                                                                                 ----------       ----------
                                                                                        (IN THOUSANDS,
                                                                                   EXCEPT PER SHARE AMOUNTS)

REVENUES
Product sales .......................................................            $ 20,284             $ 13,332
Other revenue .......................................................               1,400                1,199
                                                                                 --------             --------
  Total revenue .....................................................              21,684               14,531

COSTS AND EXPENSES
Cost of product sales ...............................................               8,594                6,687
Research and development ............................................               2,073                1,890
Selling and marketing ...............................................               4,751                2,949
General and administrative ..........................................               3,204                3,747
Amortization ........................................................                 680                  480
                                                                                 --------             --------
  Total costs and expenses ..........................................              19,302               15,753
Operating income (loss) .............................................               2,382               (1,222)
Other income (expense), net .........................................                (140)                 249
                                                                                 --------             --------
Net income (loss) before income taxes ...............................               2,242                 (973)
Provision for income taxes ..........................................                 246                   62
                                                                                  --------             --------
Net income (loss) before accounting change ..........................               1,996               (1,035)
Cumulative effect of accounting change ..............................                  --                 (470)
                                                                                  --------             --------
Net income (loss) ...................................................            $  1,996             $ (1,505)
                                                                                  ========             ========


Basic net income (loss) per share:
  Before accounting change ..........................................            $   0.08             $  (0.32)
  Cumulative effect of accounting change ............................            $     --             $  (0.03)
  Basic net income (loss) per share .................................            $   0.08             $  (0.35)


Diluted net income (loss) per share:
  Before accounting change ..........................................            $   0.07             $  (0.32)
  Cumulative effect of accounting change ............................            $     --             $  (0.03)
  Diluted net income (loss) per share ...............................            $   0.07             $  (0.35)


Weighted average common shares outstanding
  Basic .............................................................              19,618               17,224
  Diluted ...........................................................              21,849               17,224





              The accompanying notes are an integral part of these
                       consolidated financial statements

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                                                               THREE MONTHS ENDED MARCH 31,
                                                                                              -----------------------------
                                                                                                  2001             2000
                                                                                               ----------       ----------
                                                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES:
  Net income (loss) ........................................................................      $  1,996            $ (1,505)
  Adjustments to reconcile net income (loss) to net cash provided by
    (used in) operating activities:
    Depreciation and amortization ..........................................................         1,431               1,082
    Gain on sale of product line and investments ...........................................            --                (326)
    Other ..................................................................................           (11)                 24
    Changes in assets and liabilities, net of business acquisitions:
      Accounts receivable ..................................................................           393                (353)
      Inventories ..........................................................................        (2,212)                104
      Prepaid expenses and other current assets ............................................           (99)                (31)
      Non-current assets ...................................................................           301                (221)
      Accounts payable, accrued expenses and other liabilities .............................           342                 734
      Customer advances and deposits .......................................................         2,390                (801)
      Deferred revenue .....................................................................            19                  33
                                                                                                  --------            --------
    Net cash provided by (used in) operating activities ....................................         4,550              (1,260)
                                                                                                  --------            --------

INVESTING ACTIVITIES:
  Proceeds from sale of product line and other assets ......................................            --                 150
  Proceeds from sale/maturity of investments ...............................................            --              15,072
  Purchases of available-for-sale investments ..............................................        (2,891)            (10,601)
  Cash used in business acquisition, net of cash acquired ..................................            --              (4,075)
  Purchases of property and equipment ......................................................          (396)             (1,351)
                                                                                                  --------            --------
    Net cash used in investing activities ..................................................        (3,287)               (805)
                                                                                                  --------            --------

FINANCING ACTIVITIES:
  Net proceeds from revolving credit facility ..............................................           770                  97
  Repayment of term loan ...................................................................          (625)               (375)
  Repayment of note payable ................................................................        (1,540)                 --
  Proceeds from sale of preferred stock ....................................................            --               5,375
  Proceeds from exercised stock options and warrants .......................................         1,434               1,053
  Preferred dividends paid .................................................................            --                 (20)
                                                                                                  --------            --------
    Net cash provided by financing activities ..............................................            39               6,130
                                                                                                  --------            --------
Effect of exchange rate changes on cash ....................................................             4                  --
Net increase in cash and cash equivalents ..................................................         1,306               4,065
Cash and cash equivalents at beginning of period ...........................................        14,086              19,301
                                                                                                  --------            --------
Cash and cash equivalents at end of period .................................................      $ 15,392            $ 23,366
                                                                                                  ========            ========
Non-cash investing activities:
    Note issued in a business acquisition ..................................................           $--            $  2,654




              The accompanying notes are an integral part of these
                       consolidated financial statements

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)



1. BASIS OF PRESENTATION

In the opinion of management, the March 31 unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring accruals) which the Company considers necessary for a fair presentation of the financial position and results of operations of the Company. Operating results for the three-month period ended March 31, 2001 are not necessarily indicative of the results to be expected for the entire year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.


The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.


As of December 31, 2000, the Company had provided a $44.8 million valuation allowance against its consolidated deferred tax asset due to the uncertainty of its realization. Because the Company has generated taxable income during recent quarters, management is continuing to reassess the potential realizability of this asset through the generation of future taxable income. The recognition of the deferred tax asset could affect the Company's income tax provision in the near term.



These unaudited consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2000 included in the Company's Annual Report on Form 10-K/A.


Certain prior year amounts have been reclassified to conform with the current year's presentation.



2. NEW ACCOUNTING PRONOUNCEMENTS

In December 1999 (as amended in March 2000 and June 2000) the staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101, Revenue Recognition (the "SAB"). As the result of the adoption of the SAB, the Company recorded a $470,000 cumulative effect of an accounting change to defer a portion of a nonrefundable, up-front fee received and recorded in other revenue in 1998. The cumulative effect of this accounting change was measured and recorded as of January 1, 2000.



In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 133, as amended by Statement No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities," requires companies to recognize all derivatives as either assets or liabilities in the balance sheet and measure such instruments at fair value. The Company's adoption of Statement No. 133 as of January 1, 2001 did not have a material impact on the Company's results of operations or financial position during the first quarter of 2001.

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)





3. INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share for the three months ended March 31 were as follows:


                                                             2001         2000
                                                          ----------   -------
                                                              (IN THOUSANDS)

  Net income (loss) ..................................    $  1,996     $ (1,505)
  Dividends on Preferred Stock .......................        (385)        (270)
  Beneficial conversion feature on Preferred Stock ...          --       (4,170)
                                                          --------     --------
  Net income (loss) available to common stock ........    $  1,611     $ (5,945)
                                                          ========     ========

Average number of shares outstanding:
  Basic ..............................................      19,618       17,224
  Effect of dilutive stock options and warrants ......       2,231           --
                                                          --------     --------
  Diluted ............................................      21,849       17,224
                                                          ========     ========

Net income (loss) per share:
  Basic ..............................................    $   0.08     $  (0.35)
                                                          ========     ========
  Diluted ............................................    $   0.07     $  (0.35)
                                                          ========     ========


Options to purchase 146,000 shares of common stock and preferred stock convertible into 3,218,000 shares of common stock at March 31, 2001 were not included in the computation of diluted net income per share for the three months ended March 31, 2001 because their effect would have been antidilutive. The exercise price of the options ranged from $13.88 to $20.75, which was in excess of the average market price of the common stock for the period. Options and warrants to purchase 3,732,600 shares of common stock and preferred stock convertible into 3,468,000 shares of common stock at March 31, 2000 were not included in the computation of diluted net loss per share for the three months ended March 31, 2000 because their effect would have been antidilutive.


In connection with the issuance of 54,000 shares of Series C Preferred and common stock warrants in March 2000, the Company reflected a $4.2 million nonrecurring, non-cash dividend related to the beneficial conversion feature of the Series C Preferred in the calculation of net loss per share applicable to common stock for the three month period ended March 31, 2000. The beneficial conversion feature is based upon the excess of the price of the underlying common stock as compared to the fixed conversion price of the Series C Preferred, after taking into account the value assigned to the common stock warrants.


4. COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) for the three months ended March 31 was as follows:


                                                             2001       2000
                                                            -----------------
                                                              (IN THOUSANDS)

       Net income (loss) ...............................   $ 1,996    $(1,505)
       Unrealized gains (loss) on investments ..........       (14)       124
       Foreign currency translation adjustment .........      (331)        --
                                                           -------  ---------
       Comprehensive income (loss) .....................   $ 1,651    $(1,381)
                                                           =======  =========

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)





5. INVENTORIES

Inventories consist of the following:


                                                      MARCH 31,   DECEMBER 31,
                                                        2001         2000
                                                     ----------  ------------
                                                         (IN THOUSANDS)

       Raw materials ................................   $ 6,734   $ 5,805
       Work-in process ..............................     3,450     3,825
       Finished goods ...............................     8,325     6,878
                                                      --------- ---------
                                                        $18,509   $16,508
                                                      ========= =========

6. STOCKHOLDERS' EQUITY

In March 2001, warrants to purchase 240,000 shares of common stock at $3.82 per share were exercised, for which the Company received proceeds of $916,800.


7. SEGMENT AND GEOGRAPHIC REPORTING

The Company's reportable business segments consist of the Integra NeuroSciences division, which is a leading provider of implants, devices and monitors used in neurosurgery, neurotrauma, and related critical care, and the Integra LifeSciences division, which develops and manufactures a variety of medical products and devices, including products based on the Company's proprietary tissue regeneration technology, which are used to treat soft-tissue and orthopedic conditions. Integra NeuroSciences sells primarily through a direct sales organization, and Integra LifeSciences sells primarily through strategic alliances and distributors. The Company has reclassified certain items within its segments to conform to the current methodology for determining segment profitability. These reclassifications were not material and did not change the basic nature of the business segments. Selected financial information on the Company's business segments is reported below (in thousands):





                                          INTEGRA       INTEGRA       TOTAL
                                           NEURO-         LIFE      REPORTABLE
                                          SCIENCES      SCIENCES     SEGMENTS
                                         ---------     ---------   -----------
                                                    (IN THOUSANDS)

        First quarter ended March 31, 2001
        Product sales ....................   $14,477   $ 5,807   $20,284
        Total revenue ....................    14,755     6,929    21,684
        Operating expenses ...............    11,353     5,202    16,555
        Operating income .................     3,402     1,727     5,129
        Depreciation included in segment
          operating expenses .............       417       298       715

        First quarter ended March 31, 2000
        Product sales ....................   $ 8,820   $ 4,512   $13,332
        Total revenue ....................     9,098     5,433    14,531
        Operating expenses ...............     8,015     4,703    12,718
        Operating income .................     1,083       730     1,813
        Depreciation included in segment
          operating expenses .............       260       285       545

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)






7. SEGMENT AND GEOGRAPHIC REPORTING (CONTINUED)


A reconciliation of the amounts reported for total reportable segments to the consolidated financial statements is as follows:
                                                                      ENDED
                                                     FIRST QUARTER  MARCH 31,
                                                         2001         2000
                                                      ----------   ----------
                                                           (IN THOUSANDS)

   Operating expenses:
   Total reportable segments .........................   $ 16,555   $ 12,718
   Plus: Corporate general and administrative expenses      2,067      2,555
     Amortization ....................................        680        480
                                                        ---------  ---------
   Consolidated total operating expenses .............   $ 19,302   $ 15,753

   Operating income (loss):
   Total reportable segments .........................   $  5,129   $  1,813
   Less: Corporate general and administrative expenses      2,067      2,555
     Amortization ....................................        680        480
                                                        ---------  ---------
   Consolidated operating income (loss) ..............   $  2,382   $ (1,222)


Product sales by major geographic area are summarized below:




                                                    UNITED                     ASIA         OTHER
                                                    STATES       EUROPE       PACIFIC      FOREIGN       TOTAL
                                                  ----------   ----------   ----------   ----------   ----------
                                                                          (IN THOUSANDS)
First quarter 2001 ........................         $15,931      $ 2,384      $ 1,115        $ 854      $20,284
First quarter 2000 ........................          10,587        1,080        1,270          395       13,332


8. SUBSEQUENT EVENTS

On April 4, 2001, the Company acquired all of the outstanding stock of GMSmbH, the German manufacturer of the LICOX(R) Brain Tissue Oxygen Monitoring System, for $2.9 million, of which $2.3 million was paid at closing. Prior to the acquisition, the Company's Integra NeuroSciences division had exclusive marketing rights to the LICOX(R) products in the United States and certain other markets. Revenues of the acquired GMS business were approximately $1.2 million in 2000, consisting primarily of sales of the LICOX(R) products in Germany and to various international distributors, including Integra.

On April, 27, 2001, the Company acquired Satelec Medical, a subsidiary of the Satelec-Pierre Rolland group, for $3.6 million in cash. Satelec Medical, based in France, manufactures and markets the Dissectron(R) ultrasonic surgical aspirator console and a broad line of related handpieces. The Dissectron(R) product is the leading ultrasonic surgical system in France. The Dissectron(R) product has United States FDA 510(k) clearance for neurosurgical applications and CE Mark Certification in the European Union. Revenues of the acquired business were approximately $1.5 million in 2000.

On May 4, 2001, the Company notified the holders of the 100,000 shares of Series B Preferred of its intention to redeem these shares on June 29, 2001 for $12.3 million. The holders of the Series B Preferred have the right to convert their shares into common stock prior to this redemption. Because the conversion price of $3.82 per share is substantially below the current market value of the Company's common stock, we expect that the holders of the Series B Preferred will convert their shares into common stock, although there can no assurance in this regard. The Series B Preferred shares are convertible into 2,617,801 shares of common stock.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and
Stockholders of Integra LifeSciences
Holdings Corporation and Subsidiaries:


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Integra LifeSciences Holdings Corporation and Subsidiaries (the "Company") at December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.


As discussed more fully in Note 2 to the consolidated financial statements, the Company has restated its 2000 and 1999 consolidated financial statements to account for the redemption features of the Series B and Series C Convertible Preferred Stock ("Series B and Series C Preferred") issued in March 1999 and March 2000, respectively. The carrying value of the Series B and Series C Preferred, which was previously presented as redeemable preferred stock, outside of stockholders' equity, has been reclassified as a component of stockholders' equity. The restatement of the 2000 and 1999 consolidated financial statements had no effect on the Company's net loss, net loss per share, total assets or total liabilities.


As discussed more fully in Note 2 to the consolidated financial statements, the Company changed its method of accounting for nonrefundable fees received under its various research, license and distribution agreements.


PRICEWATERHOUSECOOPERS LLP
Florham Park, New Jersey
February 23, 2001, except for Note 18,
as to which the date is March 16, 2001,
and Note 2, as to which the date is
May 14, 2001

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS



                                                                                         DECEMBER 31,
                                                                               ----------------------------------
                                                                                   2000                 1999
                                                                               -------------        -------------
                                                                                     (RESTATED--SEE NOTE 2)
                                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
ASSETS
Current Assets:
  Cash and cash equivalents ....................................................    $  14,086         $  19,301
  Short-term investments .......................................................        1,052             4,311
  Accounts receivable, net of allowances of $1,003 and $944 ....................       13,087             8,365
  Inventories ..................................................................       16,508            10,111
  Prepaid expenses and other current assets ....................................        1,484               718
                                                                                   ----------        ----------
    Total current assets .......................................................       46,217            42,806
  Property, plant, and equipment, net ..........................................       11,599             9,699
  Goodwill and other intangible assets, net ....................................       25,299            13,219
  Other assets .................................................................        3,399               529
                                                                                   ----------        ----------
Total assets ...................................................................    $  86,514         $  66,253
                                                                                   ==========        ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Short-term debt ..............................................................    $   8,872         $   2,254
  Accounts payable, trade ......................................................        3,363               994
  Income taxes payable .........................................................        1,200               643
  Customer advances and deposits ...............................................          823             3,901
  Deferred revenue .............................................................        1,675             1,460
  Accrued expenses and other current liabilities ...............................        5,107             5,540
                                                                                   ----------        ----------
    Total current liabilities ..................................................       21,040            14,792
  Long-term debt ...............................................................        4,758             7,625
  Deferred revenue .............................................................        4,728             5,049
  Deferred income taxes ........................................................        1,788               392
  Other liabilities ............................................................          419               406
                                                                                   ----------        ----------
Total liabilities ..............................................................       32,733            28,264
Commitments and contingencies
Stockholders' Equity:
  Preferred stock; $0.01 par value; 15,000 authorized shares; 0 and 500 Series A
    Convertible shares issued and outstanding at December 31, 2000 and 1999, respectively; 100 Series B Convertible shares issued and outstanding at
    December 31, 2000 and 1999, $11,750 including a 10% annual cumulative dividend liquidation preference; 54 Series C Convertible shares issued and outstanding at December 31, 2000, $5,805 including a 10% annual cumulative
    dividend liquidation preference ............................................            2                 6
  Common stock; $.01 par value; 60,000 authorized shares; 17,334 and
    16,131 issued and outstanding at December 31, 2000 and 1999 ................          173               161
  Additional paid-in capital ...................................................      160,134           132,340
  Treasury stock, at cost; 20 and 1 shares at December 31, 2000 and
    1999, respectively .........................................................         (180)               (7)
  Other ........................................................................          (66)             (143)
  Accumulated other comprehensive loss .........................................         (553)              (64)
  Accumulated deficit ..........................................................     (105,729)          (94,304)
                                                                                   ----------        ----------
    Total stockholders' equity .................................................       53,781            37,989
                                                                                   ----------        ----------
Total liabilities and stockholders' equity .....................................    $  86,514         $  66,253
                                                                                   ==========        ==========



              The accompanying notes are an integral part of these
                        consolidated financial statements

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                 YEARS ENDED DECEMBER 31,
                                                                          ---------------------------------------
                                                                            2000           1999          1998
                                                                         -----------    -----------   -----------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES
Product sales ............................................................$ 64,987        $ 40,047        $ 14,182
Other revenue ............................................................   6,662           2,829           3,379
                                                                          --------       ---------       ---------
    Total revenue ........................................................  71,649          42,876          17,561

COSTS AND EXPENSES
Cost of product sales ....................................................  29,511          22,678           7,580
Research and development .................................................   7,524           8,893           8,424
Selling and marketing ....................................................  15,371           9,487           5,901
General and administrative ...............................................  28,483          13,324           9,787
Amortization .............................................................   2,481             874              49
                                                                          --------       ---------       ---------
    Total costs and expenses .............................................  83,370          55,256          31,741

Operating loss ........................................................... (11,721)        (12,380)        (14,180)

Interest income ..........................................................     804           1,006           1,250
Interest expense .........................................................  (1,277)           (712)              -
Gain on dispositions of product lines ....................................   1,146           4,161               -
Other income .............................................................     201             141             588
                                                                          --------       ---------       ---------
Net loss before income taxes ............................................. (10,847)         (7,784)        (12,342)

Income tax expense (benefit) .............................................     108          (1,818)              -
                                                                          --------       ---------       ---------
Net loss before cumulative effect of accounting change ................... (10,955)         (5,966)        (12,342)

Cumulative effect of change in accounting for
  nonrefundable fees received under research, license
  and distribution arrangements ..........................................    (470)             --              --
                                                                          --------       ---------       ---------
Net loss .................................................................$(11,425)       $ (5,966)       $(12,342)
                                                                          ========       =========       =========

Basic and diluted net loss per share:
  Before cumulative effect of accounting change ..........................$  (0.95)       $  (0.40)       $  (0.77)
  Accounting change ......................................................   (0.02)             --              --
                                                                          --------       ---------       ---------
    Net loss per share ...................................................$  (0.97)       $  (0.40)       $  (0.77)
                                                                          ========       =========       =========
Weighted average common shares outstanding ...............................  17,553          16,802          16,139
                                                                          ========       =========       =========

Pro forma amounts assuming retroactive application of accounting change:

Total revenues ...........................................................$ 71,649        $ 42,974        $ 16,993
Net loss ................................................................. (10,955)         (5,868)        (12,910)
Basic and diluted net loss per share .....................................   (0.95)          (0.40)          (0.80)




              The accompanying notes are an integral part of these
                       consolidated financial statements

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                                 YEARS ENDED DECEMBER 31,
                                                                          ---------------------------------------
                                                                            2000           1999          1998
                                                                         -----------    -----------   -----------
                                                                                      (IN THOUSANDS)

OPERATING ACTIVITIES:
  Net loss ...........................................................$(11,425)        $ (5,966)        $(12,342)
  Adjustments to reconcile net loss to net cash (used in)
    provided by operating activities:
  Depreciation and amortization ......................................   5,357            3,104            1,438
  Gain on sale of product line and other assets ......................  (1,316)          (3,998)             (64)
  Deferred tax benefit ...............................................      --           (1,807)              --
  Amortization of discount and interest on investments ...............    (181)            (291)            (481)
  Stock based compensation ...........................................  13,587              370              319
  Other, net .........................................................      43               --              145
  Changes in assets and liabilities, net of business acquisitions:
    Accounts receivable ..............................................  (3,475)            (510)            (287)
    Inventories ......................................................  (3,061)           2,829              527
    Prepaid expenses and other current assets ........................    (571)             217               65
    Non-current assets ...............................................  (3,565)             (80)              64
    Accounts payable, accrued expenses and other
      current liabilities ............................................   2,831             (677)             802
    Customer advances and deposits ...................................  (3,078)           3,652               --
    Deferred revenue .................................................    (106)           5,659               --
                                                                      --------        ---------        ---------
  Net cash (used in) provided by operating activities ................  (4,960)           2,502           (9,814)
                                                                      --------        ---------        ---------

INVESTING ACTIVITIES:
  Proceeds from sale of product line and other assets ................   1,600            6,354               48
  Proceeds from the sales/maturities of investments ..................  16,981           26,000           33,020
  Purchases of available for sale investments ........................ (13,391)         (14,737)         (23,774)
  Purchases of property and equipment ................................  (3,268)          (2,309)          (1,166)
  Cash acquired in a business acquisition ............................      --               --            1,118
  Cash used in business acquisition, net of cash acquired ............ (16,187)         (14,944)              --
  Loans made .........................................................    (238)              --               --
                                                                      --------        ---------        ---------
  Net cash (used in) provided by investing activities ................ (14,503)             364            9,246
                                                                      --------        ---------        ---------


              The accompanying notes are an integral part of these
                        consolidated financial statements

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)




                                                                                 YEARS ENDED DECEMBER 31,
                                                                          ---------------------------------------
                                                                            2000           1999          1998
                                                                         -----------    -----------   -----------
                                                                                      (IN THOUSANDS)



FINANCING ACTIVITIES:
  Net proceeds from revolving credit facility ........................... $  3,143        $      4             $--
  Repayments of term loan ...............................................   (2,250)         (1,125)             --
  Proceeds from sales of preferred stock and warrants ...................    5,375           9,942           4,000
  Proceeds from the issuance of common stock ............................    5,000              --              --
  Proceeds from exercise of common stock purchase warrants ..............       50           1,950              --
  Proceeds from stock issued under employee benefit plans ...............    3,156             467              95
  Purchases of treasury stock ...........................................     (170)             --            (286)
  Collection of related party note receivable ...........................       35              --              --
  Preferred dividends paid ..............................................      (67)            (80)            (47)
                                                                         ---------       ---------       ---------
  Net cash provided by financing activities .............................   14,272          11,158           3,762
Effect of exchange rate changes on cash and cash equivalents ............      (24)             --              --
                                                                         ---------       ---------       ---------
Net increase (decrease) in cash and cash equivalents .................... $ (5,215)       $ 14,024        $  3,194
Cash and cash equivalents at beginning of period ........................   19,301           5,277           2,083
                                                                         ---------       ---------       ---------
Cash and cash equivalents at end of period .............................. $ 14,086        $ 19,301        $  5,277
                                                                         =========       =========       =========
Cash paid during the year for interest .................................. $    922        $    654             $--
Cash paid during the year for income taxes ..............................      508             124              --

Supplemental disclosure of non-cash investing and financing activities:
  Issuance of Restricted Units .......................................... $ 13,515             $--             $--
  Note issued in a business acquisition .................................    2,598              --              --
  Common stock and warrants issued in settlement
    of obligations ......................................................      641              15              56
  Term loan assumed in connection with a business acquisition ...........       --          11,000              --
  Common stock and warrants issued in business acquisition ..............       --              --           3,886




              The accompanying notes are an integral part of these
                        consolidated financial statements

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY





                                                                                    ACCUMU-
                                             PREFERRED                               LATED
                           COMMON STOCK        STOCK              ADDITIONAL        COMPRE-
                       --------------------------------------
                                                         TREASURY   PAID-IN         HENSIVE ACCUMULATED   TOTAL
                          SHARES   AMOUNT SHARES  AMOUNT   STOCK    CAPITAL   OTHER  LOSS     DEFICIT    EQUITY
                         -------- -----------------------------------------------   ------- ---------------------
                                                              (IN THOUSANDS)

Balance, December 31,
  1997................    14,952    $150     --     $--      $--   $111,877  $(301)   $(26)  $(75,945)  $35,755
                          ======  ======   ==== =======  =========  ======= ======= ======== ========== --------
Net loss.............         --      --     --      --       --         --     --      --    (12,342)  (12,342)
Unrealized losses
  on investments.....         --      --     --      --       --         --     --     (14)        --       (14)
Issuance of Series A
  Preferred Stock ....        --      --    500       5       --      3,995     --      --         --     4,000
Issuance of common
  stock under
  employee benefit
  plans..............         31      --     --      --       --         95     --      --         --        95
Common stock and
  warrants issued in
  connection with a
  business acquisition       800       8     --      --       --      3,878     --      --         --     3,886
Unearned compensation
  related to
  non-employee stock
  options............         --      --     --      --       --        145   (145)     --         --        --
Amortization of unearned
  compensation.......         --      --     --      --       --         --    263      --         --       263
Warrant issued for
  services rendered           --      --     --      --       --         56     --      --         --        56
Dividends paid on
  Series A Preferred
  Stock..............         --      --     --      --       --        (47)    --      --         --       (47)
Purchases of
  treasury stock.....         --      --     --      --     (286)        --     --      --         --      (286)

Balance, December 31,
  1998...............     15,783    $158    500     $ 5    $(286)  $119,999  $(183)   $(40)  $(88,287)  $31,366
                          ======  ======   ==== =======  =========  ======= ======= ======== ========== =======





              The accompanying notes are an integral part of these
                        consolidated financial statements

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)



                                                                                    ACCUMU-
                                             PREFERRED                               LATED
                           COMMON STOCK        STOCK              ADDITIONAL        COMPRE-
                       --------------------------------------
                                                         TREASURY   PAID-IN         HENSIVE ACCUMULATED   TOTAL
                          SHARES   AMOUNT SHARES  AMOUNT   STOCK    CAPITAL   OTHER  LOSS     DEFICIT    EQUITY
                         -------- -----------------------------------------------   ------- ------------------------
                                                              (IN THOUSANDS)
Net loss.............         --     $--     --     $--      $--        $--    $--     $--   $ (5,966) $ (5,966)
Unrealized losses on
  investments........         --      --     --      --       --         --     --     (24)        --       (24)
Issuance of Series B
  Preferred Stock and
  warrants...........         --      --    100       1       --      9,941     --      --         --     9,942
Issuance of common
  stock under employee
  benefit plans......         48      --     --      --      264        203     --      --        (51)      416
Warrants exercised
  for cash...........        300       3     --      --       --      1,947     --      --         --     1,950
Issuance of stock in
  settlement of
  obligation.........         --      --     --      --       15         --     --      --         --        15
Unearned compensation
  related to
  non--employee stock
  options............         --      --     --      --       --        241   (241)     --         --        --
Amortization of unearned
  compensation.......         --      --     --      --       --         --    281      --         --       281
Compensation recorded
  in connection with
  stock options granted
  to employees.......         --      --     --      --       --         89     --      --         --        89
Dividends paid on
  Series A Preferred
  Stock...............        --      --     --      --       --        (80)    --      --         --       (80)

Balance, December 31,
  1999...............     16,131    $161    600     $ 6     $ (7)  $132,340  $(143)   $(64)  $(94,304)  $37,989
                          ======  ======   ==== =======  =========  ======= ======= ======== ========   =======


              The accompanying notes are an integral part of these
                       consolidated financial statements

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)




                                                                                    ACCUMU-
                                             PREFERRED                               LATED
                           COMMON STOCK        STOCK              ADDITIONAL        COMPRE-
                       --------------------------------------
                                                         TREASURY   PAID-IN         HENSIVE ACCUMULATED   TOTAL
                          SHARES   AMOUNT SHARES  AMOUNT   STOCK    CAPITAL   OTHER  LOSS     DEFICIT    EQUITY
                         -------- -----------------------------------------------   ------- ------------------------
                                                              (IN THOUSANDS)


Net loss.............         --     $--     --     $--      $--        $--    $--     $--  $ (11,425) $(11,425)
Unrealized losses on
  investments........         --      --     --      --       --         --     --     (32)        --       (32)
Foreign currency
  translation adjustment      --      --      --      --       --         --     --    (457)        --      (457)
Issuance of Series C
  Preferred Stock
  and warrants.......         --      --     54       1       --      5,374     --      --         --     5,375
Conversion of Series A
  Preferred Stock            250       3   (500)     (5)      --          2     --      --         --       --
Private placement of
  common stock.......        333       3     --      --       --      4,997     --      --         --     5,000
Issuance of common
  stock under employee
  benefit plans......        564       6     --      --       --      3,201     --      --         --     3,207
Warrants exercised
  for cash...........         11      --     --      --       --         50     --      --         --        50
Issuance of stock in
  settlement of
  obligation.........         45      --     --      --       --        641     --      --         --       641
Amortization of unearned
  compensation.......         --      --     --      --       --         --     72      --         --        72
Tax benefit related to
  stock options......         --      --     --      --       --         51     --      --         --        51
Issuance of Restricted
  Units..............         --      --     --      --       --     13,515     --      --         --    13,515
Unearned compensation
  related to
  non--employee stock
  options............         --      --     --      --       --         30    (30)     --         --        --
Dividends paid on
  Series A Preferred
  Stock..............         --      --     --      --       --        (67)    --      --         --       (67)
Purchases of treasury
  stock.............          --      --     --      --     (173)        --     --      --         --      (173)
Collection of related
  party note receivable       --      --     --      --       --         --     35      --         --        35

Balance, December 31,
  2000...............     17,334    $173    154     $ 2    $(180)  $160,134  $ (66)  $(553) $(105,729) $ 53,781
                           ======  ======   ==== =======  =========  ======= ======= ======== ======== =========




              The accompanying notes are an integral part of these
                        consolidated financial statements

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





1. BUSINESS

Integra LifeSciences Holdings Corporation (the "Company") develops, manufactures and markets medical devices, implants and biomaterials. The Company's operations consist of (1) Integra NeuroSciences, which is a leading provider of implants, devices, and monitors used in neurosurgery, neurotrauma, and related critical care and (2) Integra LifeSciences, which develops and manufactures a variety of medical products and devices, including products based on our proprietary tissue regeneration technology which are used to treat soft tissue and orthopedic conditions. Integra NeuroSciences sells primarily through a direct sales organization and Integra LifeSciences sells primarily through strategic alliances and distributors.


There are certain risks and uncertainties inherent in the Company's business. To date, the Company has experienced significant operating losses in funding the research, development, manufacturing and marketing of its products and may continue to incur operating losses. The industry and market segments in which the Company operates are highly competitive, and the Company may not be able to compete effectively with other companies with greater financial resources. In general, the medical technology industry is characterized by intense competition, which comes from established pharmaceutical and medical technology companies and early stage companies that have alternative technological solutions for the Company's primary clinical targets, as well as universities, research institutions and other non-profit entities. The Company's competitive position and profitability will depend on its ability to achieve market acceptance for its products, implement production and marketing plans, secure regulatory approval for products under development, obtain patent protection and secure adequate capital resources.


The Company believes that current cash balances and funds available from existing revenue sources will be sufficient to finance the Company's anticipated operations for at least the next twelve months. The Company may in the future seek to issue equity securities or enter into other financing arrangements with strategic partners to raise funds in excess of its anticipated liquidity and capital requirements.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany accounts and transactions are eliminated in consolidation.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with the current year presentation.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

INVESTMENTS

The Company's current investment policy is to invest available cash balances in high quality debt securities with maturities not to exceed 18 months. Realized gains and losses are determined on the specific identification cost basis. All investments are classified as available for sale, with unrealized gains and losses reported in other comprehensive loss.

INVENTORIES

Inventories, consisting of purchased materials, direct labor and manufacturing overhead, are stated at the lower of cost, determined on the first-in, first-out method, or market.

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost. The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets as follows: buildings, 30 to 40 years; machinery and equipment, 3 to 15 years; furniture and fixtures, 5 to 7 years; and leasehold improvements, over the lesser of the minimum lease term or the remaining life of the asset. The cost of major additions and improvements is capitalized. Maintenance and repair costs that do not improve or extend the lives of the respective assets are charged to operations as incurred.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill other intangible assets are stated at cost and are amortized on a straight-line basis over periods ranging from two to fifteen years.

long-lived assets

Long-lived assets held and used by the Company, including goodwill and other intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets to be held and used, a recoverability test is performed using projected undiscounted net cash flows applicable to the long-lived assets. If an impairment exists, the amount of such impairment is calculated based on the estimated fair value of the asset. Impairments to long-lived assets to be disposed of are recorded based upon the fair value of the applicable assets.

PREFERRED STOCK

As described in Note 9, the Company issued 100,000 shares of Series B Convertible Preferred Stock ("Series B Preferred") and warrants in March 1999 and 54,000 shares of Series C Convertible Preferred Stock ("Series C Preferred" and, collectively, the "Series B and Series C Preferred") and warrants in March 2000. The Company has restated its 2000 and 1999 financial statements to account for the redemption features of the Series B and Series C Preferred. The carrying value of the Series B and Series C Preferred, which was previously presented as redeemable preferred stock, outside of stockholders' equity, has been reclassified as a component of stockholders equity. The effect of these restatements are to increase stockholders' equity by $15.9 million and $10.3 million at December 31, 2000 and 1999, respectively, to the following amounts (in thousands):


                                              DECEMBER 31,
                                          ---------------------
                                               2001      2000
                                          ----------- ---------

Before restatement ......................   $37,863   $27,659
After restatement .......................    53,781    37,989


After further consideration, the Company has determined that the redemption features of the Series B and Series C Preferred are within the control of the Company and therefore, the carrying amount should be reflected in stockholders' equity.


These restatements had no effect on the Company's net loss or net loss per share, total assets or total liabilities for the years ended December 31, 2000 or 1999.

FOREIGN CURRENCY TRANSLATION

All assets and liabilities of foreign subsidiaries are translated at the rate of exchange at year-end, while sales and expenses are translated at the average exchange rates in effect during the year. The net effect of these translation adjustments is shown as a component of accumulated other comprehensive loss.

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

REVENUE RECOGNITION

Product sales are recognized when delivery has occurred and title has passed to the customer, there is a fixed or determinable sales price, and collectibility of that sales price is reasonably assured. Research grant revenue is recognized when the related expenses are incurred. Under the terms of existing research grants, the Company is reimbursed for allowable direct and indirect research expenses. Non-refundable fees received under research, licensing and distribution arrangements are recognized as revenue when received if the Company has no continuing obligations to the other party. For those arrangements where the Company has continuing performance obligations, revenue is recognized using the lesser of the amount of non-refundable cash received or the result achieved using percentage of completion accounting based upon the estimated cost to complete its obligations. Royalty revenue is recognized over the period the royalty products are sold.

SHIPPING AND HANDLING FEES AND COSTS

Amounts billed to customers for shipping and handling are included in products sales. The related shipping and handling fees and costs incurred by the Company are included in cost of product sales.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed in the period in which they are incurred.

CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and short-term investments, which are held at major financial institutions, and trade receivables. The Company's products are sold on an uncollateralized basis and on credit terms based upon a credit risk assessment of each customer.

NET LOSS PER SHARE

Amounts used in the calculation of basic and diluted net loss per share were as follows (in thousands, except per share data):



                                               2000          1999         1998
                                               -----         -----        -----

Net loss ...................................   $(11,425)   $ (5,966)   $(12,342)
Preferred stock dividends:
  Series A Convertible Preferred Stock .....        (67)        (80)        (47)
  Series B Convertible Preferred Stock .....     (1,000)       (750)         --
  Series C Convertible Preferred Stock .....       (405)         --          --
  Beneficial conversion feature on Series C
    Convertible Preferred Stock ............     (4,170)         --          --
                                            -----------  ---------- -----------
Net loss applicable to common stock ........   $(17,067)   $ (6,796)   $(12,389)
Weighted average common shares
  outstanding ..............................     17,553      16,802      16,139
Basic and diluted net loss per share .......   $  (0.97)   $  (0.40)   $  (0.77)

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basic loss per share is computed by dividing net loss applicable to common stock by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Options and warrants to purchase 5,067,726, 4,401,000, and 3,095,000 shares of common stock and preferred stock convertible into 3,217,800, 2,867,800, and 250,000 shares of common stock at December 31, 2000, 1999 and 1998, respectively were not included in the computation of diluted loss per share because their effect would be antidilutive. Restricted Units issued by the Company (see Note 10) that entitle the holder to 2,250,000 shares of common stock are included from their date of issuance in the weighted average calculation because no further consideration is due related to the issuance of the underlying common shares.

COMPREHENSIVE LOSS

Comprehensive loss consists of net loss plus all other changes in net assets from non-owner sources. Components of comprehensive loss consist of the following:


                                                   YEAR ENDED DECEMBER 31,
                                           ------------------------------------
                                              2000          1999         1998
                                           -----------   ----------  ----------
                                                       (IN THOUSANDS)

Net loss ...................................   $(11,425)   $ (5,966)   $(12,342)
Unrealized losses on investments ...........        (32)        (24)        (14)
Foreign currency translation adjustment ....       (457)         --          --
Comprehensive loss .........................   $(11,914)   $ (5,990)   $(12,356)

STOCK BASED COMPENSATION

Employee stock based compensation is recognized using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and Financial Accounting Standards Board Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation -an interpretation of APB Opinion No. 25". For disclosures purposes, pro forma net loss and loss per share are presented as if the fair value method had been applied.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosures of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Investments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivatives and hedging activities and supercedes several existing standards. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 will not have a material impact on the consolidated financial statements.


In December 1999 (as amended in March 2000 and June 2000) the staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101, Revenue Recognition (the "SAB"). As the result of the adoption of the SAB, we recorded a $470,000 cumulative effect of an accounting change to defer a portion

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

of a nonrefundable, up-front fee received and recorded in other revenue in 1998 (see Note 14). The cumulative effect of this accounting change was measured as of January 1, 2000. As a result of this accounting change, other revenue for the year ended December 31, 2000 includes $112,000 of amortization of the amount deferred as of January 1, 2000.


In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation -an interpretation of APB Opinion No. 25" ("FIN No. 44"). FIN No. 44 clarifies the application of APB Opinion 25 for certain issues. FIN No. 44 became effective July 1, 2000, but certain conclusions cover specific events that occurred after either December 15, 1998, or January 12, 2000. The adoption of FIN No. 44 did not have an impact on our consolidated financial statements.


In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a replacement of FASB Statement No. 125" ("SFAS No. 140"). SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. SFAS No. 140 is effective for fiscal years ending after December 15, 2000. The adoption of SFAS No. 140 did not have any impact on the Company's consolidated financial statements.


3. BUSINESS ACQUISITIONS AND DISPOSITIONS

On April 6, 2000, the Company purchased the Selector(R) Ultrasonic Aspirator, Ruggles_ hand-held neurosurgical instruments and Spembly Medical cryosurgery product lines, including certain assets and liabilities, from NMT Medical, Inc. ("NMT") for $11.6 million in cash.


On January 17, 2000, the Company purchased the business, including certain assets and liabilities, of Clinical Neuro Systems, Inc. ("CNS") for $6.8 million. CNS designs, manufactures and sells neurosurgical external ventricular drainage systems, including catheters and drainage bags, as well as cranial access kits. The purchase price of the CNS business consisted of $4.0 million in cash and a 5% $2.8 million promissory note issued to the seller. The promissory note, which is payable in two principal payments of $1.4 million each, plus accrued interest, in January 2001 and 2002, is collateralized by inventory, property and equipment of the CNS business and by a collateral assignment of a $2.8 million promissory note from one of the Company's subsidiaries.


On March 29, 1999 the Company acquired the business, including certain assets and liabilities, of the NeuroCare group of companies ("NeuroCare"), a leading provider of neurosurgical products. The $25.2 million acquisition price was comprised of $14.2 million of cash and $11.0 million of assumed indebtedness under a term loan from Fleet Capital Corporation ("Fleet"). The cash portion of the purchase price was financed in part by affiliates of Soros Private Equity Partners LLC, through the sale of $10.0 million of Series B Convertible Preferred Stock.


On September 28, 1998, the Company acquired Rystan Company, Inc. ("Rystan") for 800,000 shares of common stock of the Company and two warrants each having the right to purchase 150,000 shares of the Company's common stock. The total purchase price was valued at $4.0 million. In January 1999, the Company subsequently sold a Rystan product line, including the brand name and related production equipment, for $6.4 million in cash and recognized a pre-tax gain of $4.2 million after adjusting for the net cost of the assets sold and for expenses associated with the divestiture.


These acquisitions have been accounted for using the purchase method of accounting, and the results of operations of the acquired businesses have been included in the consolidated financial statements since their

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





3. BUSINESS ACQUISITIONS AND DISPOSITIONS (CONTINUED)

respective dates of acquisition. As adjusted for the sale of one of the Rystan product lines in 1999, the allocation of the purchase price of these acquisitions resulted in acquired intangible assets, consisting primarily of completed technology, customer lists and trademarks of approximately $19.8 million, which are being amortized on a straight-line basis over lives ranging from 2 to 15 years, and residual goodwill of approximately $9.1 million, which is being amortized on a straight-line basis over 15 years.


Historical results of operations include the following (charges) / benefits related to acquisitions:

                                                  YEAR ENDED DECEMBER 31,
                                            -----------------------------------
                                              2000          1999         1998
                                            ----------   ----------   ---------
                                                       (IN THOUSANDS)

Inventory fair value purchase
  accounting adjustments ................     $  (429)     $(2,508)     $  (300)
Severance costs associated with the
  closure of an acquired facility .......          --       (1,024)          --
Deferred tax benefits ...................          --        1,807           --

The following unaudited pro forma financial information summarizes the results of operations for the periods indicated as if the acquisitions consummated in 2000 had been completed as of the beginning of each period:

                                                       YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                        2000         1999
                                                     -----------   ------------
                                                           (IN THOUSANDS)
                                                             (UNAUDITED)

Total revenue ..................................       $ 74,665        $ 57,425
Net loss .......................................        (11,111)         (4,135)
Basic and diluted net loss per share ...........       $  (0.96)       $  (0.32)

The historical and pro forma amounts for years ended December 31, 2000 and 1999, respectively, include $1.1 million ($0.07 per share) and $3.7 million ($0.22 per share) gains, net of tax, from the sale of product lines. These pro forma amounts are based upon certain assumptions and estimates. The pro forma results do not necessarily represent results that would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.


4. INVESTMENTS

The Company's current investment balances are classified as available for sale and all debt securities have maturities within one year. Investment balances as of December 31, 2000 and 1999 were as follows:

                                                   UNREALIZED  UNREALIZED  FAIR
                                            COST      GAINS      LOSSES   VALUE
                                          -------- ---------- ----------  -----
                                                       (IN THOUSANDS)

2000:
U.S. Government agency securities .......    $  977    $--        $--     $  977
Equity securities .......................       173      10      (108)        75
                                           ----------------  --------   --------
  Total .................................    $1,150    $ 10    $ (108)    $1,052

1999:
U.S. Government agency securities .......    $3,975    $--        $--     $3,975
Equity securities .......................       400      --       (64)       336
                                           ----------------  --------   --------
  Total .................................    $4,375    $--     $  (64)    $4,311

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





5. INVENTORIES

Inventories consist of the following:


                                                             DECEMBER 31,
                                                     --------------------------
                                                       2000              1999
                                                     -------           --------
                                                            (IN THOUSANDS)

Finished goods .........................             $ 6,878            $ 3,786
Work-in-process ........................               3,825              2,224
Raw materials ..........................               5,805              4,101
                                                     --------          --------
                                                     $16,508            $10,111

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net, consists of the following:


                                                             DECEMBER 31,
                                                     --------------------------
                                                       2000              1999
                                                     -------           --------
                                                            (IN THOUSANDS)

Buildings and leasehold improvements ...............     $  9,632     $  7,805
Machinery and equipment ............................       11,371        8,923
Furniture and fixtures .............................          810          559
Construction in progress ...........................          470          390
                                                         --------      -------
                                                           22,283       17,677
Less: Accumulated depreciation and amortization ....      (10,684)      (7,978)
                                                         --------      -------
                                                         $ 11,599     $  9,699


Depreciation and amortization expense associated with property, plant and equipment for the years ended December 31, 2000, 1999 and 1998 was $2,876,000, $2,229,000, and $1,413,000, respectively.


7. GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles, net, consists of the following:




                                                             DECEMBER 31,
                                                     --------------------------
                                                       2000              1999
                                                     -------           --------
                                                            (IN THOUSANDS)

Technology .........................................     $ 10,761     $  3,730
Customer base ......................................        3,227        1,810
Trademarks .........................................        1,770        1,570
Other identifiable intangible assets ...............        3,899        2,661
Goodwill ...........................................        9,050        4,348
                                                         --------     --------
                                                           28,707       14,119
Less: Accumulated depreciation and amortization ....       (3,408)        (900)
                                                         ---------     --------
                                                         $ 25,299     $ 13,219


Amortization expense associated with goodwill and other intangibles for the years ended December 31, 2000, 1999 and 1998 was $2,481,000, $874,000, $49,000,
respectively.

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





8. Debt

The Company's borrowings consisted of the following:



                                                       DECEMBER 31,
                                               --------------------------
                                                2000              1999
                                               -------           --------
                                                    (IN THOUSANDS)


Short term debt:
Bank loans
  Current portion of term loan ...................$4,071        $2,250
  Revolving credit facility ...................... 3,147             4
Current portion of note payable .................. 1,654            --
                                                  ---------  ---------
                                                  $8,872        $2,254

Long term debt:
Bank loans
  Term loan ......................................$3,554        $7,625
Note payable ..................................... 1,204            --
                                                  ---------  ---------
                                                  $4,758        $7,625



The NeuroCare acquisition was partially funded through an $11.0 million term loan provided by Fleet. Fleet has also provided a $4.0 million revolving credit facility to fund working capital requirements. The term loan and revolving credit facility (collectively, the "Fleet Credit Facility") generally bear interest at a variable rate that is based upon the prime lending rate charged for commercial loans in the United States. An option is available to the Company to borrow certain portions of the Fleet Credit Facility at variable rates based upon the London Interbank Overnight Rate ("LIBOR"), subject to certain limitations and restrictions. At December 31, 2000 and 1999, respectively, the weighted average interest rate on balances outstanding under the Fleet Credit Facility was 9.8% and 9.5%, respectively.


The Fleet Credit Facility is collateralized by all the assets and ownership interests of various subsidiaries of the company including Integra NeuroCare LLC and NeuroCare Holding Corporation (the parent company of Integra NeuroCare LLC) has guaranteed Integra NeuroCare LLC's obligations. Integra NeuroCare LLC is subject to various financial and non-financial covenants under the Fleet Credit Facility, including significant restrictions on its ability to transfer funds to the Company or the Company's other subsidiaries. At December 31, 2000 and 1999, respectively, approximately $20.5 million and $15.6 million of Integra NeuroCare LLC's net assets were restricted under the provisions of the Fleet Credit Facility. The financial covenants specify minimum levels of interest and fixed charge coverage and net worth, and also specify maximum levels of capital expenditures and total indebtedness to operating cash flow, among others. Effective September 29, 1999 and December 31, 1999, certain of these financial covenants were amended. These amendments did not change any other terms of the Fleet Credit Facility. While the Company anticipates that Integra NeuroCare LLC will be able to satisfy the requirements of these amended financial covenants, there can be no assurance that Integra NeuroCare LLC will generate sufficient earnings before interest, taxes, depreciation and amortization to meet the requirements of such covenants.


Term loan repayments are due as follows (in thousands):

                                 2001.............   $4,071
                                 2002.............    2,254
                                 2003.............    1,300
                                                    -------
                                                     $7,625

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





8. DEBT (CONTINUED)

Notwithstanding the originally scheduled repayments, the term loan is subject to mandatory prepayment amounts if certain levels of cash flow are achieved. Included in the 2001 amount is approximately $2.1 million of anticipated principal prepayment.

In connection with the purchase of the business, including certain assets and liabilities, of CNS, the Company issued a 5% $2.8 million promissory note to the seller. The promissory note, which is payable in two principal payments of $1.4 million each, plus accrued interest, in January 2001 and 2002, is collateralized by inventory, property and equipment of the CNS business and by a collateral assignment of a $2.8 million promissory note from one of the Company's subsidiaries.


9. COMMON AND PREFERRED STOCK

PREFERRED STOCK TRANSACTIONS

The Company is authorized to issue up to 15,000,000 shares of preferred stock in one or more series, of which 2,000,000 shares have been designated as Series A, 120,000 shares have been designated as Series B, and 54,000 shares have been designated as Series C.

On March 29, 2000, the Company issued 54,000 shares of Series C Convertible Preferred Stock ("Series C Preferred") and warrants to purchase 300,000 shares of common stock at $9.00 per share to affiliates of Soros Private Equity Partners LLC ("Soros") for $5.4 million, net of issuance costs. The Series C Preferred ranks on a parity with the Company's Series B Convertible Preferred Stock, and is senior to the Company's common stock and all other preferred stock of the Company. The Series C Preferred is convertible into 600,000 shares of common stock and has a liquidation preference of $5.8 million, including a 10% cumulative annual dividend. This liquidation preference is payable upon i) the redemption of the preferred shares at the Company's option, ii) the redemption of the preferred shares in the event of the Company's sale of all or substantially all of its assets or certain mergers or consolidations of the Corporation into or with any other corporation, or iii) a legal liquidation of the Company.

The Series C Preferred was issued with a beneficial conversion feature that resulted in a nonrecurring, non-cash dividend of $4.2 million, which has been reflected in the net loss per share applicable to common stock for the year ended December 31, 2000. The beneficial conversion dividend is based upon the excess of the price of the underlying common stock as compared to the fixed conversion price of the Series C Preferred, after taking into account the value assigned to the common stock warrants. The warrants issued with the Series C Preferred expire on December 31, 2001.


In connection with the NeuroCare acquisition, the Company issued 100,000 shares of Series B Convertible Preferred Stock ("Series B Preferred") and warrants to purchase 240,000 shares of common stock at $3.82 per share to Soros for $9.9 million, net of issuance costs. The Series B Preferred ranks on a parity with the Series C Preferred, and is senior to the Company's common stock and all other preferred stock of the Company. The Series B Preferred is convertible into 2,617,800 shares of common stock and has a liquidation preference of $11.8 million, including a 10% cumulative annual dividend. This liquidation preference is payable upon i) the redemption of the preferred shares at the Company's option, ii) the redemption of the preferred shares in the event of the Company's sale of all or substantially all of its assets or certain mergers or consolidations of the Corporation into or with any other corporation, or iii) a legal liquidation of the Company. The warrants issued with the Series B Preferred were exercised in March 2001.


During the second quarter of 1998, the Company sold 500,000 shares of Series A Convertible Preferred Stock ("Series A Preferred") for $4.0 million to Century Medical, Inc. ("CMI"). CMI converted the Series A Preferred into 250,000 shares of the Company's common stock in October 2000. The Series A Preferred paid an annual

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





 9. COMMON AND PREFERRED STOCK (CONTINUED)

dividend of $0.16 per share, payable quarterly, and had a liquidation preference of $4.0 million that was payable only upon the liquidation of the Company.

COMMON STOCK TRANSACTIONS

In September 2000, the Company completed a $5.0 million private placement of 333,334 shares of common stock to ArthroCare Corporation.


In September 1998, the Company issued 800,000 shares of common stock and two warrants, each having the right to purchase 150,000 shares of the Company's common stock at $6.00 and $7.00 per share, respectively, to GWC Health, Inc., a subsidiary of Elan Corporation, plc., as consideration for the acquisition of Rystan. Both of these warrants were exercised in October 1999.

STOCK SPLIT

The Company's stockholders approved a one-for-two reverse split of the Company's common stock at the annual stockholders meeting held on May 18, 1998. All outstanding common share and per share amounts have been retroactively adjusted to reflect the reverse split.

STOCKHOLDERS' RIGHTS

As stockholders of the Company, Union Carbide Corporation affiliates of Soros Private Equity Partners LLC, and GWC Health are entitled to certain registration rights. The Company's President and Chief Executive Officer also has demand registration rights under the Restricted Units issued in December 1997 and December 2000 (see Note 10).


10. STOCK PURCHASE AND AWARD PLANS

EMPLOYEE STOCK PURCHASE PLAN

The Company received stockholder approval for its Employee Stock Purchase Plan ("ESPP") in May 1998. The purpose of the ESPP is to provide eligible employees of the Company with the opportunity to acquire shares of common stock at periodic intervals by means of accumulated payroll deductions. Under the ESPP, a total of 500,000 shares of common stock have been reserved for issuance. These shares will be made available either from the Company's authorized but unissued shares of common stock or from shares of common stock reacquired by the Company as treasury shares. At December 31, 2000, approximately 354,000 shares remain available for purchase under the ESPP.

STOCK OPTION PLANS

As of December 31, 2000, the Company had stock options outstanding under six plans, the 1992 Stock Option Plan (the "1992 Plan"), the 1993 Incentive Stock Option and Non-Qualified Stock Option Plan (the "1993 Plan"), the 1996 Incentive Stock Option and Non-Qualified Stock Option Plan (the "1996 Plan"), the 1998 Stock Option Plan (the "1998 Plan"), the 1999 Stock Option Plan (the "1999 Plan") and the 2000 Equity Incentive Plan (the "2000 Plan" and collectively, the "Plans"). No additional options can be granted out of the 1992 Plan and 175,000 shares reserved under the 1992 Plan were cancelled.


The Company has reserved 750,000 shares of common stock for issuance under both the 1993 Plan and 1996 Plan, 1,000,000 shares under the 1998 Plan, and 2,000,000 shares each under the 1999 Plan and the 2000 Plan. The 1993 Plan, 1996 Plan, 1998 Plan, and the 1999 Plan permit the Company to grant both incentive and non-qualified stock options to designated directors, officers, employees and associates of the Company. The 2000

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





10. STOCK PURCHASE AND AWARD PLANS (CONTINUED)

Plan permits the Company to grant incentive and non-qualified stock options, stock appreciation rights, restricted stock, performance stock, or dividend equivalent rights to designated directors, officers, employees and associates of the Company. Options issued under the Plans become exercisable over specified periods, generally within four years from the date of grant, and generally expire six years from the grant date.

For the three years ended December 31, 2000, option activity for all the Plans was as follows:

                                                           WEIGHTED
                                                            AVERAGE
                                                           EXERCISE
                                                             PRICE      SHARES
                                                        ------------  ---------
                                                           (SHARES IN THOUSANDS)

        Shares Outstanding:
        December 31, 1997 ..........................        $7.68      1,541

        Granted ....................................        $4.35      1,045
        Exercised ..................................        $8.00         (1)
        Cancelled ..................................        $8.21       (138)

        December 31, 1998 ..........................        $6.26      2,447

        Granted ....................................        $5.10      1,757
        Exercised ..................................        $4.24        (61)
        Cancelled ..................................        $5.56       (352)

        December 31, 1999 ..........................        $5.82      3,791

        Granted ....................................       $11.62      1,548
        Exercised ..................................        $5.68       (493)
        Cancelled ..................................        $6.90       (327)

        December 31, 2000 ..........................        $7.74      4,519

        Shares Exercisable:
        December 31, 1998 ..........................        $8.45        730
        December 31, 1999 ..........................        $6.76      1,422
        December 31, 2000 ..........................        $6.27      1,759

        Share available for grant, December 31, 2000                     307


In June 1999, the Company granted fully vested non-qualified stock options with an intrinsic value of $90,000 on the grant date to certain employees for which a corresponding charge was recorded to general and administrative expense. Otherwise, the exercise price of all other stock options granted under the Plans was equal to or greater than the fair market value of the common stock on dates of grant. The weighted average exercise price and fair market value of options granted in 2000, 1999 and 1998 were as follows:




                                   MARKET PRICE                 MARKET PRICE                  MARKET PRICE
                          ----------------------------- ----------------------------  ----------------------------
                              EXERCISE                     EXERCISE                     EXERCISE
                                PRICE       FAIR VALUE       PRICE       FAIR VALUE       PRICE       FAIR VALUE
                            ------------  ------------- -------------  -------------  -------------  -------------

2000 ........................... $ --           $ --         $11.61          $8.20          $--            $--
1999 ........................... $3.46          $3.46        $ 5.11          $3.77         $7.61          $0.06
1998 ........................... $ --           $ --         $ 4.19          $2.59         $8.00          $1.98


           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





10. STOCK PURCHASE AND AWARD PLANS (CONTINUED)

The following table summarizes information about stock options outstanding as of December 31, 2000:





                                              OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                              ------------------------------------------------- ----------------------
                                                   WEIGHTED         WEIGHTED                  WEIGHTED
                                                    AVERAGE          AVERAGE                   AVERAGE
                RANGE OF           AS OF           REMAINING        EXERCISE       AS OF      EXERCISE
             EXERCISE PRICES     12/31/00      CONTRACTUAL LIFE       PRICE      12/31/00       PRICE
           ------------------   ----------   --------------------  -----------   ---------   -----------
                                             (OPTIONS IN THOUSANDS)
              $3.375-$5.125        1,075           3.9 years         $ 3.77          537       $ 3.81
              $5.375-$5.875        1,224           5.6 years         $ 5.86          605       $ 5.86
              $5.906-$11.00        1,432           5.5 years         $ 8.96          572       $ 7.87
              $11.12-$23.00          788           5.5 years         $ 13.86          45       $ 20.90
                                 -------                                         -------
                                   4,519                                           1,759




The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock Based Compensation" ("SFAS 123"). Had the compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in grant since 1995 consistent with the provisions of SFAS No. 123, the Company's net loss and basic and diluted net loss per share would have increased to the pro forma amounts indicated below:


                                           2000          1999           1998
                                         ---------     ----------     ----------
                                                    (IN THOUSANDS)

 Net loss applicable to common stock $(17,067) $6,796 $(12,389) Pro forma net loss applicable to
   common stock .....................      (20,503)      (9,991)      (15,070)
 Basic and diluted net loss per share       $(0.97)      $(0.40)       $(0.77)
 Pro forma basic and diluted net
   loss per share .... ..............        (1.17)       (0.59)        (0.93)


As options vest over a varying number of years and awards are generally made each year, the pro forma impacts shown here may not be representative of future pro forma expense amounts. The pro forma additional compensation expense was calculated based on the fair value of each option grant using the Black-Scholes model with the following weighted-average assumptions:


                                            2000          1999     1998
                                          -------       --------  -------

                   Dividend yield ........    0            0         0
                   Expected volatility ...   90%          90%       80%
                   Risk free interest rate   6.5%        5.4%      5.2%
                   Expected option lives .   4.5 years   year4    years

RESTRICTED UNITS

In December 2000, the Company issued 1,250,000 restricted units ("Restricted Units") under the 2000 Plan as a fully vested equity based bonus to the Company's President and Chief Executive Officer ("Executive") in connection with the extension of his employment agreement. Each Restricted Unit represents the right to receive one share of the Company's common stock. In connection with the issuance of the Restricted Units, the Company incurred a non-cash compensation charge of $13.5 million in the fourth quarter of 2000, which is

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





10. STOCK PURCHASE AND AWARD PLANS (CONTINUED)

included in general and administrative expenses. The Executive also received 1,000,000 Restricted Units in December 1997, each of which entitles him to receive one share of the Company's common stock. The Restricted Units issued in December 1997 were not issued under any of the Plans.


No other stock-based awards are outstanding under any of the Plans.


11. FINANCIAL INSTRUMENTS

Fair value of the Company's financial instruments are estimated as follows (in thousands):


                                       DECEMBER 31, 2000      DECEMBER 31, 1999
                                      ---------------------  -------------------
                                       FAIR        CARRYING      FAIR  CARRYING
                                       VALUE        AMOUNT       VALUE  AMOUNT
                                      ---------  ----------  ---------- -------

Nonderivatives:
Cash and cash equivalents ..............   $14,086   $14,086   $19,301   $19,301
Short-term investments .................     1,052     1,052     4,311     4,311
Term loans and revolving credit facility    10,772    10,772     9,879     9,879
Note payable ...........................     2,874     2,858        --        --


Fair value represents an estimate of the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The fair value of cash and cash equivalents and short-term investments were estimated based on market prices. The carrying value of the Company's term loan and borrowings under its revolving credit facility approximate fair value because the interest rates on these financial instruments are reset periodically to reflect current market rates. The carrying value of the 5% note payable issued to the seller of the CNS business was discounted to fair value to reflect a rate that the Company could obtain on similar debt.


12. LEASES

The Company leases administrative, manufacturing, research and distribution facilities and various manufacturing, office and transportation equipment through operating lease agreements.


In November 1992, a corporation whose shareholders are trusts whose beneficiaries include beneficiaries of the Company's Chairman acquired from independent third parties a 50% interest in the general partnership from which the Company leases its manufacturing facility in Plainsboro, New Jersey. The lease provides for rent escalations of 10.1% and 8.5% in the years 2002 and 2007, respectively, and expires in October 2012.


The lease agreement related to the Company's research facility in San Diego provides for annual escalations.


In June 2000, the Company signed a five year lease related to certain production equipment from a corporation whose sole stockholder is a general partnership, for which the Company's Chairman is a partner and the President. Under the terms of the lease, the Company paid $45,000 to Medicus Corporation during 2000.


In May 1994, the Company entered into a 5 year lease agreement with a related party of the Company's Chairman for a facility in West Chester, Pennsylvania. In January 1998, the Company suspended its operations at this facility and in June 1998, entered into a lease termination agreement related to the facility that required the Company to pay $330,000 for the facility's maintenance, certain operating costs and other commitments through April 1999. Additionally, the Company recorded an asset impairment charge of $145,000 in 1998

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





12. LEASES (CONTINUED)

related to certain leasehold improvements made at the West Chester facility. This charge was included in general and administrative expense.


Future minimum lease payments under operating leases at December 31, 2000 were as follows (in thousands):


                                         RELATED       THIRD
                                         PARTIES      PARTIES       TOTAL
                                        ---------   ----------   ----------

      2001 ............................   $ 300        $1,053       $1,353
      2002 ............................     303           920        1,223
      2003 ............................     321           915        1,236
      2004 ............................     321           737        1,058
      2005 ............................     321           283          604
      Thereafter.......................   2,075           577        2,652
                                        -------       -------      -------
      Total minimum lease payments.....  $3,641        $4,485       $8,126
                                        =======       =======      =======


Total rental expense for the years ended December 31, 2000, 1999, and 1998 was $1,422,000, $958,000, and $780,000, respectively, and included $255,000,
$219,000, and $267,000 in related party expense, respectively.


13. Income Taxes

The income tax expense (benefit) consisted of the following (in thousands):


                                               2000         1999         1998
                                            ----------  ------------  ----------

Current:
  Federal ..............................       $   100        $   100       $--
  State ................................          (131)          (111)       --
  Foreign ..............................           139              -        --
Total current ..........................       $   108        $   (11)      $--

Deferred:
  Federal ..............................       $    --        $(1,671)      $--
  State ................................            --           (136)       --
Total deferred .........................       $    --        $(1,807)      $--

Income tax expense (benefit) ...........       $   108        $(1,818)      $--

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





13. INCOME TAXES (CONTINUED)

The temporary differences which give rise to deferred tax assets and (liabilities) are presented below (in thousands):

                                                                DECEMBER 31,
                                                           ---------------------
                                                             2000         1999
                                                           --------    ---------

Net operating loss and tax credit carryforwards ........   $ 33,676    $ 36,800
Inventory reserves and capitalization ..................      1,740       1,021
Other ..................................................      8,594       2,615
Depreciation and amortization ..........................         --          --
Deferred revenue .......................................      2,380       2,560
                                                           --------    --------
  Total deferred tax assets before valuation allowance .     46,390      42,996
Valuation allowance ....................................    (44,776)    (41,434)

Depreciation and amortization ..........................     (3,010)     (1,562)
Other ..................................................       (392)       (392)
                                                           --------    --------
Net deferred tax liabilities ...........................   $ (1,788)   $   (392)
                                                           ========    ========


The Company's valuation allowance was provided against the deferred tax assets due to the uncertainty of realization. The net change in the Company's valuation allowance was $3,342,000, $18,000, and $4,380,000 in 2000, 1999, and 1998,
respectively. The 1999 change in valuation allowance includes a non-cash benefit of $1.8 million resulting from the deferred tax liabilities recorded in the NeuroCare acquisition to the extent that consolidated deferred tax assets were generated subsequent to the acquisition.


A reconciliation of the United States Federal statutory rate to the Company's effective tax rate for the years ended December 31, 2000, 1999, and 1998 is as follows:


                                                      2000      1999      1998
                                                    --------   -------   -------
Federal statutory rate ...........................   (34.0%)   (34.0%)   (34.0%)
Increase (reduction) in income taxes
  resulting from:
  State income taxes .............................     3.1%      6.9%       --
  Benefit from sale of state net operating
    loss, net of federal effect ..................    (4.3%)    (5.5%)      --
  Foreign taxes booked at different rates ........    (0.5%)      --        --
  Alternative minimum tax, net of
    state benefit ................................     0.9%      1.3%       --
  Nondeductible items ............................     2.1%      8.2%      1.8%
  Other ..........................................     2.9%       --        --
  Change in valuation allowance ..................    30.8%     (0.2%)    32.2%
                                                   -------     -------   -----
Effective tax rate ...............................    1.0%     (23.3%)      --
                                                   =======     =======   =====



At December 31, 2000, the Company had net operating loss carryforwards ("NOL's") of approximately $41.6 million and $18.2 million for federal and state income tax purposes, respectively, to offset future taxable income, if any. The federal and state NOL's expire through 2018 and 2007, respectively. During 2000 and 1999, respectively, the Company recognized a tax benefit of $467,000 and $645,000 from the sale of certain state net operating loss carryforwards through a special program offered by the State of New Jersey.

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





13. INCOME TAXES (CONTINUED)

At December 31, 2000, several of the Company's subsidiaries had unused NOL and tax credit carryforwards arising from periods prior to the Company's ownership. Excluding the Company's Telios Pharmaceuticals, Inc. subsidiary ("Telios")), approximately $9 million of these NOL's for federal income tax purposes expire between 2001 and 2005. The Company's Telios subsidiary has approximately $84 million of net operating losses, which expire between 2002 and 2010. The amount of Telios' net operating loss that is available and the Company's ability to utilize such loss is dependent on the determined value of Telios at the date of acquisition. The Company's has a valuation allowance of $45 million recorded against all deferred tax assets, including the net operating losses, due to the uncertainty of realization. The timing and manner in which these acquired net operating losses may be utilized in any year by the Company are severely limited by the Internal Revenue Code of 1986, as amended, Section 382 and other provisions of the Internal Revenue Code and its applicable regulations.


14. DEVELOPMENT, DISTRIBUTION, AND LICENSE AGREEMENTS AND GOVERNMENT GRANTS

The Company has various development, distribution, and license agreements and government grant awards under which it receives payments. Significant agreements and grant awards include the following:


-- In 1999, the Company and Ethicon, Inc., a division of Johnson & Johnson, signed an agreement (the "Ethicon Agreement") providing Ethicon with exclusive marketing and distribution rights to INTEGRA(R) Dermal Regeneration Template worldwide, excluding Japan. Under the Ethicon Agreement, the Company will continue to manufacture INTEGRA(R) Dermal Regeneration Template and will collaborate with Ethicon to conduct research and development and clinical research aimed at expanding indications and developing future products in the field of skin repair and regeneration. Upon signing the Ethicon Agreement, the Company received a nonrefundable payment from Ethicon of $5.3 million for the exclusive use of the Company's trademarks and regulatory filings related to INTEGRA(R) Dermal Regeneration Template and certain other rights. This amount was initially recorded as deferred revenue and is being recognized as revenue in accordance with the Company's revenue recognition policy for nonrefundable, up-front fees received. The unamortized balance of $4.5 million at December 31, 2000 is recorded in deferred revenue, of which $0.5 million is classified as short-term. Additionally, the Ethicon Agreement requires Ethicon to make nonrefundable payments to the Company each year based upon minimum purchases of INTEGRA(R) Dermal Regeneration Template.


The Ethicon Agreement also provides for annual research funding of $2.0 million for the years 2000 through 2004, after which such funding amounts will be determined based on a formula. Additional funding will be received upon the occurrence of certain clinical and regulatory events and for funding certain expansions of the Company's INTEGRA(R) Dermal Regeneration Template production capacity. In 2000, the Company received $750,000 of event-related payments from Ethicon which were recorded in Other revenue in accordance with the Company's revenue recognition policy.


-- The Company was awarded a three-year, $2.0 million Department of Commerce grant award in April 1998 under the National Institute of Standards and Technology program for continued work on a class of biodegradable polymers licensed from Rutgers University.


-- In March 1998, the Company entered into a series of agreements with Century Medical, Inc ("CMI"), a wholly-owned subsidiary of ITOCHU Corporation, under which CMI is underwriting the costs of the Japanese clinical trials and regulatory approval processes for certain of the Company's neurosurgical products and will distribute these products in Japan. In connection with these agreements, CMI paid the Company a $1.0 million non-refundable, upfront fee as partial reimbursement of research and development costs previously expended by the Company, which was recorded in Other revenue when received in 1998. In connection with the adoption of SAB 101 in 2000, the Company recorded a $470,000 cumulative effect of an accounting change to defer a portion of this up-front fee (see Note 2).

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





14. DEVELOPMENT, DISTRIBUTION, AND LICENSE AGREEMENTS AND GOVERNMENT GRANTS (CONTINUED)

-- In January 1996, the Company and Cambridge Antibody Technology Limited ("CAT") entered into an agreement consisting of a license to CAT of certain rights to use anti-TGF-(beta) antibodies for the treatment of fibrotic diseases. The Company will receive royalties upon the sale by CAT of licensed products. In September, 2000, Genzyme General ("Genzyme") and CAT announced a broad collaboration for the development of human anti-TGF-beta monocloncal antibodies, which collaboration would include the use of the intellectual property licensed by the Company from The Burnham Institute ("Burnham"). In return for certain payments to the Company and Burnham, and certain rights to other intellectual property owned by or licensed to CAT, the Company and Burnham transferred various rights to anti-TGF-(beta) antibodies to CAT and Genzyme. The Company received a nonrefundable payment of $720,000 from CAT in connection with this transaction, which was recorded in Other revenue in accordance with the Company's revenue recognition policy.


15. COMMITMENTS AND CONTINGENCIES

As consideration for certain technology, manufacturing, distribution and selling rights and licenses granted to the Company, the Company has agreed to pay royalties on the sales of products that are commercialized relative to the granted rights and licenses. Royalty payments under these agreements by the Company were not significant for any of the periods presented.


Various lawsuits claims and proceedings are pending or have been settled by the Company. The most significant of those are described below.



In July 1996, the Company filed a patent infringement lawsuit in the United States District Court for the Southern District of California against Merck KGaA, a German corporation, Scripps Research Institute, a California nonprofit corporation, and David A. Cheresh, Ph.D., a research scientist with Scripps, seeking damages and injunctive relief. The complaint charged, among other things, that the defendant Merck KGaA willfully and deliberately induced, and continues to willfully and deliberately induce, defendants Scripps Research Institute and Dr. David A. Cheresh to infringe certain of the Company's patents. These patents are part of a group of patents granted to The Burnham Institute and licensed by the Company that are based on the interaction between a family of cell surface proteins called integrins and the arginine-glycine-aspartic acid (known as "RGD") peptide sequence found in many extracellular matrix proteins. The defendants filed a countersuit asking for an award of defendants' reasonable attorney fees. This case went to trial in February 2000, and on March 17, 2000, a jury returned a unanimous verdict for the Company, finding that Merck KGaA had willfully infringed and induced the infringement of the Company's patents, and awarded $15,000,000 in damages. The court dismissed Scripps and Dr. Cheresh from the case. On October 6, 2000, the United States District Court for the Southern District of California entered judgment in the Company's favor and against Merck KGaA in the case. In entering the judgment, the court also granted the Company pre-judgment interest of approximately $1,350,000, bringing the total amount to approximately $16,350,000, plus post-judgment interest. Various post-trial motions are pending, including requests by Merck KGaA for a new trial or a judgment as a matter of law notwithstanding the verdict, which could have the effect of reducing the judgment or reversing the verdict of the jury. In addition, if the Company wins these post-trial motions, we expect Merck KGaA to appeal various decisions of the Court. No amounts for this favorable verdict have been reflected in the Company's financial statements.



Bruce D. Butler, Ph.D., Bruce A. McKinley, Ph.D., and C. Lee Parmley (the "Optex Claimants"), each parties to a Letter Agreement (the "Letter Agreement") with Camino NeuroCare, Inc., a wholly-owned subsidiary of the Company ("Camino"), dated as of December 18, 1996, alleged that Camino breached the terms of the Letter Agreement prior to the Company's acquisition of the NeuroCare Group (Camino's prior parent company). In August, 2000, the Company and the Optex Claimants reached an agreement whereby the Company paid the Optex Claimants $250,000 cash and issued 45,000 shares of the Company's common stock, valued at $641,250, in settlement of all claims under the Letter Agreement. Subsequent to the settlement of this matter, the Company

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





15. COMMITMENTS AND CONTINGENCIES (CONTINUED)

received $350,000 from the seller of the NeuroCare Group through assertion of the Company's right of indemnification. The Company did not record any provision for this matter, as liabilities recorded at the time of the Company's acquisition of the NeuroCare Group and the $350,000 indemnification payment were adequate to cover this liability.


In 1995, the Company's subsidiary filed a complaint against a distributor claiming the distributor breached a distribution agreement by, among other things, not paying the Company's subsidiary for certain products delivered. In 1998, the Company and the distributor entered into a settlement agreement in which the distributor agreed to pay an aggregate of $550,000 in installments over the remainder of 1998. The Company recorded a net gain in other income in 1998 of $550,000 as a result of the settlement.


The Company is also subject to other claims and lawsuits in the ordinary course of our business, including claims by employees or former employees and with respect to our products. In the opinion of management, such other claims are either adequately covered by insurance or otherwise indemnified, and are not expected, individually or in the aggregate, to result in a material adverse effect on the Company's financial condition. The Company's financial statements do not reflect any material amounts related to possible unfavorable outcomes of the matters above or others. However, it is possible that the Company's results of operations, financial position and cash flows in a particular period could be materially affected by these contingencies.


16. SEGMENT AND GEOGRAPHIC INFORMATION

The Company's operations consist of (1) Integra NeuroSciences, which is a leading provider of implants, devices, and monitors used in neurosurgery, neurotrauma, and related critical care and (2) Integra LifeSciences, which develops and manufactures a variety of medical products and devices, including products based on the Company's proprietary tissue regeneration technology which are used to treat soft tissue and orthopedic conditions. Integra NeuroSciences sells primarily through a direct sales organization and Integra LifeSciences sells primarily through strategic alliances and distributors.


Selected financial information on the Company's business segments is reported below:


                                          INTEGRA       INTEGRA       TOTAL
                                           NEURO-         LIFE      REPORTABLE
                                          SCIENCES      SCIENCES     SEGMENTS
                                         -----------   -----------  -----------
                                                     (IN THOUSANDS)
2000
------
Product sales ........................     $ 44,845      $ 20,142      $ 64,987
Total revenue ........................       46,045        25,604        71,649
Operating expenses ...................       39,516        21,670        61,186
Operating income .....................        6,529         3,934        10,463

Depreciation included in segment
  operating expenses .................        1,457         1,158         2,615

1999
------
Product sales ........................     $ 22,412      $ 17,635      $ 40,047
Total revenue ........................       22,662        20,214        42,876
Operating expenses ...................       25,943        22,274        48,217
Operating loss .......................       (3,281)       (2,060)       (5,341)
Depreciation included in segment
  operating expenses .................        1,062           870         1,932

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





16. SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

                                               INTEGRA      INTEGRA       TOTAL
                                               NEURO-         LIFE      REPORTABLE
                                              SCIENCES      SCIENCES     SEGMENTS
                                             -----------   -----------  -----------
                                                      (IN THOUSANDS)
1998
------
Product sales ........................          $--      $ 14,182      $ 14,182
Total revenue ........................        1,027        16,534        17,561
Operating expenses ...................        2,010        22,443        24,453
Operating loss .......................         (983)       (5,909)       (6,892)

Depreciation included in segment
  operating expenses .................           41         1,034         1,075




Product sales and the related cost of product sales between segments are eliminated in computing segment operating results. The Company does not disaggregate nonoperating revenues and expenses nor identifiable assets on a segment basis.

A reconciliation of the amounts reported for total reportable segments to the consolidated financial statements is as follows:


                                                2000        1999         1998
                                               -------    ---------   ----------
                                                          (IN THOUSANDS)

Operating expenses:
Total reportable segments ..................   $ 61,186    $ 48,217    $ 24,453
Plus: Corporate general and
  administrative expenses ..................     19,703       6,165       7,239
  Amortization .............................      2,481         874          49
                                              ---------   ---------   ---------
Consolidated total operating expenses ......   $ 83,370    $ 55,256    $ 31,741

Operating income (loss):
Total reportable segments ..................   $ 10,463    $ (5,341)   $ (6,892)
Less: Corporate general and
  administrative expenses ..................     19,703       6,165       7,239
  Amortization .............................      2,481         874          49
                                              ---------   ---------   ---------
Consolidated operating loss ................   $(11,721)   $(12,380)   $(14,180)



Included in corporate general and administrative expenses in 2000 was the $13.5 million stock-based charge recorded in connection with the issuance of the Restricted Units in the fourth quarter of 2000.

Product sales and long-lived assets by major geographic area are summarized below:

                          UNITED                     ASIA         OTHER      CONSOLI-
                          STATES       EUROPE       PACIFIC      FOREIGN       DATED
                        ----------   ----------   ----------   ----------   ----------
                                                (IN THOUSANDS)
Product sales:
2000 .................... $51,379      $ 6,759      $ 4,628      $ 2,221      $64,987
1999 ....................  30,982        4,664        3,299        1,102       40,047
1998 ....................  11,867        1,799          507            9       14,182

Long-lived assets:
2000 .................... $33,428      $ 6,869          $--          $--      $40,297
1999 ....................  23,447           --           --           --       23,447
1998 ....................   7,780           --           --           --        7,780

           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





17. SELECTED QUARTERLY INFORMATION (UNAUDITED)

                                  FOURTH
                                  QUARTER       THIRD QUARTER          SECOND QUARTER          FIRST QUARTER
                               ----------  ----------------------  ---------------------- --------------------
                                           PREVIOUSLY              PREVIOUSLY             PREVIOUSLY
                                 REPORTED   REPORTED    RESTATED    REPORTED    RESTATED   REPORTED   RESTATED
                               ----------  ----------  ----------  -----------  --------- ----------- --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Year Ended December 31, 2000:
Total revenue .................. $ 20,251    $ 19,559    $ 19,781   $ 16,915    $ 17,086    $ 14,407   $ 14,531
Cost of product sales ..........    8,108       7,345       7,504      7,062       7,212       6,592      6,687
Total other operating
  expenses .....................   24,037      10,258      10,294     10,469      10,462       9,065      9,066
Operating income (loss) ........  (11,894)      1,956       1,983       (616)       (588)     (1,250)    (1,222)
Net income (loss) before
  cumulative effect of
  accounting change ............  (11,776)      1,717       1,744         84         112      (1,063)    (1,035)
Cumulative effect of
  accounting change ............       --          --          --         --          --          --       (470)
                                 --------    --------    --------   --------    --------    --------   --------
Net income (loss) .............. $(11,776)    $ 1,717     $ 1,744       $ 84       $ 112    $ (1,063)  $ (1,505)
Basic net income (loss) per
  share before cumulative
  effect of accounting
  change .......................     $ (0.67)     $ 0.08      $ 0.08    $ (0.02)    $ (0.02)    $ (0.32)   $ (0.32)
Cumulative effect of
  accounting change ............       --          --          --         --          --          --         (0.03)
                                 --------    --------    --------   --------    --------    --------   --------
Basic net income (loss)
  per share ....................     $ (0.67)     $ 0.08      $ 0.08    $ (0.02)    $ (0.02)    $ (0.32)   $ (0.35)
Diluted net income (loss)
  per share before
  cumulative effect of
  accounting change ............     $ (0.67)     $ 0.07      $ 0.07    $ (0.02)    $ (0.02)    $ (0.32)   $ (0.32)
Cumulative effect of
  accounting change ............       --          --          --         --          --          --         (0.03)
                                 --------    --------    --------   --------    --------    --------   --------
Diluted net income (loss)
  per share ....................     $ (0.67)     $ 0.07      $ 0.07    $ (0.02)    $ (0.02)    $ (0.32)   $ (0.35)




           INTEGRA LIFESCIENCES HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





17. SELECTED QUARTERLY INFORMATION (UNAUDITED) (CONTINUED)


                         FOURTH QUARTER       THIRD QUARTER          SECOND QUARTER          FIRST QUARTER
                      ------------------- ----------------------  ---------------------- --------------------
                      PREVIOUSLY            PREVIOUSLY              PREVIOUSLY             PREVIOUSLY
                       REPORTED  RESTATED    REPORTED    RESTATED    REPORTED    RESTATED   REPORTED   RESTATED
                      --------  ----------  ----------  ----------  -----------  --------- ----------- --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

Year Ended December 31, 1999:
Total revenue ....... $ 12,845   $ 12,963    $ 12,127    $ 12,243   $ 12,550    $ 12,681     $ 4,968    $ 4,989
Cost of product
  sales .............    5,785      5,921       6,051       6,192      7,689       7,842       2,694      2,723
Total other
  operating
  expenses ..........    8,383      8,365       8,773       8,748      9,693       9,671       5,802      5,794
                     ---------  ---------   ---------   ---------  ---------   ---------   ---------  ---------
Operating income
  (loss) ............   (1,323)    (1,323)     (2,697)     (2,697)    (4,832)     (4,832)     (3,528)    (3,528)
Net income (loss).... $ (1,277)  $ (1,277)   $ (2,570)   $ (2,570)   $(4,823)   $ (4,823)    $   886    $   886
Basic net income
  (loss) per
  share ............. $  (0.06)  $  (0.06)   $  (0.14)   $  (0.14)   $ (0.23)   $  (0.23)    $  0.02    $  0.02
Diluted net income
  (loss) per
  share               $  (0.06)   $ (0.06)   $  (0.14)   $  (0.14)   $ (0.23)   $  (0.23)    $ 0.02     $  0.02


As the result of the adoption of SEC Staff Accounting Bulletin No. 101 Revenue Recognition, the Company recorded a $470,000 cumulative effect of an accounting change in the first quarter of 2000 to defer a portion of an up-front licensing fee received and recorded in other revenue in 1998. The cumulative effect of this accounting change was measured as of January 1, 2000. As a result of this accounting change, other revenue in each of the first three quarterly periods in the year ended December 31, 2000 has been restated to reflect an additional $28,000 of amortization related to this licensing fee.


As the result of the adoption of EITF 00-10 Accounting for Shipping and Handling Fees and Costs, we have reclassified shipping and handling fees billed to customers into products sales and the related expenses in cost of product sales for all quarterly periods presented. The adoption of this accounting policy did not affect operating results or net income (loss).


18. SUBSEQUENT EVENTS

On March 16, 2001, the Company signed an agreement to acquire all of the stock of GMSmbH ("GMS"), the German manufacturer of the LICOX(R) Brain Tissue Oxygen Monitoring System (the "LICOX system"), for approximately $1.2 million in cash and approximately $1.3 million in assumed debt. The LICOX system allows for continuous qualitative regional monitoring of dissolved oxygen in body fluids and tissues. Prior to the acquisition of GMS, the Integra NeuroSciences division served as the distributor of the LICOX system in the United States and the United Kingdom. The acquisition is expected to close in the second quarter of 2001.

                                3,750,000 SHARES

                   INTEGRA LIFESCIENCES HOLDINGS CORPORATION

                                  COMMON STOCK


                                   ----------
                                   PROSPECTUS
                                   ----------

                           U.S. BANCORP PIPER JAFFRAY

                             ABN AMRO ROTHSCHILD LLC

                               CIBC WORLD MARKETS

                          ADAMS, HARKNESS & HILL, INC.





                                     , 2001

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION OF INTEGRA

The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the SEC registration fee and the NASD filing fee. All of these fees are being paid by Integra.


          Registration fee ..........................    $ 24,581.30
          NASD Filing Fee ...........................       $ 10,400
          Blue Sky Fees and Expenses ................          5,000
          Legal fees and expenses ...................        250,000
          Accounting fees and expenses ..............         75,000
          Printing and engraving expenses ...........        110,000
          Miscellaneous .............................     125,018.70
          Total .....................................       $600,000

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS


Officers and directors of Integra are covered by certain provisions of the DGCL, the charter, the bylaws and insurance policies which serve to limit, and, in certain instances, to indemnify them against, certain liabilities which they may incur in such capacities. These various provisions are described below.

ELIMINATION OF LIABILITY IN CERTAIN CIRCUMSTANCES. In June 1986, Delaware enacted legislation which authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. This duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all significant information reasonably available to them. Absent the limitations now authorized by such legislation, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting negligence or gross negligence in the exercise of their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The charter limits the liability of directors to Integra or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by such legislation. Specifically, the directors of Integra will not be personally liable for monetary damages for breach of a director's fiduciary duty as director, except for liability: (1) for any breach of the director's duty of loyalty to Integra or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for unlawful payments of dividends or unlawful share repurchases or redemptions as provided in Section 174 of the DGCL; or (4) for any transaction from which the director derived an improper personal benefit.

INDEMNIFICATION AND INSURANCE. As a Delaware corporation, Integra has the power, under specified circumstances generally requiring the director or officer to act in good faith and in a manner he reasonably believes to be in or not opposed to Integra's best interests, to indemnify its directors and officers in connection with actions, suits or proceedings brought against them by a third party or in the name of Integra, by reason of the fact that they were or are such directors or officers, against expenses, judgments, fines and amounts paid in settlement in connection with any such action, suit or proceeding. The bylaws generally provide for mandatory indemnification of Integra's directors and officers to the full extent provided by Delaware corporate law. In addition, Integra has entered into indemnification agreements with its directors and officers which generally provide for mandatory indemnification under circumstances for which indemnification would otherwise be discretionary under Delaware law.

Integra intends to purchase and maintain insurance on behalf of any person who is or was a director or officer of Integra, or is or was a director or officer of Integra serving at the request of Integra as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not Integra would have the power or obligation to indemnify him against such liability under the provisions of the bylaws.

ITEM 16. EXHIBITS



   EXHIBIT
   NUMBER                                                DESCRIPTION
 ----------  ----------------------------------------------------------------------------------------------------------------------
     1.1+   Form of Underwriting Agreement.
     2.1(1) Asset Purchase Agreement, dated as of January 14, 2000, by and among Clinical Neuro Systems, Inc., Surgical Sales
            Corporation (trading as CONNELL NEUROSURGICAL) and George J. Connell.
     2.2(2) Purchase Agreement, dated January 5, 1999, among Integra LifeSciences Corporation, Rystan Company, Inc., and
            Healthpoint, Ltd.**
     2.3(3) Asset Purchase Agreement, dated as of March 29, 1999, by and among Heyer-Schulte Neurocare, L.P., Neuro Navigational,
            L.L.C., Integra Neurocare LLC and Redmond Neurocare LLC**.
     2.4(6) Purchase Agreement, dated March 20, 2000, by and among NMT Medical, Inc., NMT Neurosciences (US), Inc., NMT
            Neurosciences Holdings (UK) Ltd., NMT Neurosciences (UK) Ltd., Spembly Medical Ltd., Spembly Cryosurgery Ltd., Swedemed
            AB, Integra NeuroSciences Holdings (UK) Ltd. and Integra Selector Corporation.
     2.5(6) Asset Purchase Agreement, dated March 20, 2000, by and among NMT Neurosciences (US), Inc., NMT Medical, Inc. and
            Integra Selector Corporation.
     4.1(4) Certificate of Designation, Preferences and Rights of Series A
            Convertible Preferred Stock as filed with the Delaware Secretary of
            State on April 14, 1998.
     4.2(5) Certificate of Designation, Preferences and Rights of Series B
            Convertible Preferred Stock as filed with the Delaware Secretary of
            State on March 12, 1999.
     4.3(3) Warrant to Purchase 60,000 shares of Common Stock of Integra
            LifeSciences Corporation issued to SFM Domestic Investments LLC.
     4.4(3) Warrant to Purchase 180,000 shares of Common Stock of Integra
            LifeSciences Corporation issued to Quantum Industrial Partners LDC.
     4.5(7) Certificate of Designation, Rights and Preferences of Series C
            Convertible Preferred Stock of Integra LifeSciences Holdings
            Corporation dated March 21, 2000.
     4.6(7) Certificate of Amendment of Certificate of Designation, Rights and
            Preferences of Series B Convertible Preferred Stock of Integra
            LifeSciences Holdings Corporation dated March 21, 2000.
     4.7(7) Warrant to Purchase 270,550 Shares of Common Stock of Integra
            LifeSciences Holdings Corporation issued to Quantum Industrial
            Partners LDC.
     4.8(7) Warrant to Purchase 29,450 Shares of Common Stock of Integra
            LifeSciences Holdings Corporation issued to SFM Domestic Investments
            LLC.
     4.9(8) Stock Option Grant and Agreement dated December 22, 2000 between Integra LifeSciences Holdings Corporation and Stuart
            M. Essig.
     4.10(8)Stock Option Grant and Agreement dated December 22, 2000 between Integra LifeSciences Holdings Corporation and
            Stuart M. Essig.
     4.11(8)Restricted Units Agreement dated December 22, 2000 between Integra LifeSciences Holdings Corporation and Stuart
            M. Essig.
     4.12(9)Second Amendment to Certificate of Rights, Designations and Preferences of Series B Convertible Preferred Stock.
     4.13(9)First Amendment to Certificate of Rights, Designations and Preferences of Series C Convertible Preferred Stock.



   EXHIBIT
   NUMBER                                                DESCRIPTION
 ---------  -----------------------------------------------------------------------------------------------------------------------
     5.1+ Opinion of Latham & Watkins regarding legality of securities being registered hereunder.
    12.1*   Statement of the Calculation of Ratio of Earnings to Fixed Charges
            and Statement of the Calculation of Ratio of Earnings to Combined
            Fixed Charges and Preferred Stock Dividends.
    21.1*   Subsidiaries of the Company
    23.1+   Consent of Latham & Watkins
    23.2    Consent of PricewaterhouseCoopers LLP, independent accountants
    24.1*   Power of Attorney (included in signature page)




-------------
* Previously filed with the original filing of this Registration Statement on Form S-3 (Registration No. 333-62176) on June 1, 2001.

** Schedules and other attachments to the indicated exhibit were omitted. We agree to furnish supplementally to the SEC upon request a copy of any omitted schedules or attachments.

+    To be filed by amendment

(1) Filed as an exhibit to Integra's Current Report on Form 8-K dated January 14, 2000, and incorporated herein by reference.

(2) Filed as an exhibit to Integra's Current Report on Form 8-K dated January 5, 1999, and incorporated herein by reference.

(3) Filed as an exhibit to Integra's Current Report on Form 8-K dated March 29, 1999, and incorporated herein by reference.

(4) Filed as an exhibit to Integra's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as filed with the SEC on May 15, 1998, and incorporated by reference herein.

(5) Filed as an exhibit to Integra's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as filed with the , and incorporated herein by reference.

(6) Filed as an exhibit to Integra's Current Report on Form 8-K dated March 20, 2000, and incorporated herein by reference.

(7) Filed as an exhibit to Integra's Current Report on Form 8-K dated March 29, 2000, and incorporated herein by reference.

(8) Filed as an exhibit to Integra's Current Report on Form 8-K dated December 22, 2000, and incorporated herein by reference.

(9) Filed as an exhibit to Integra's Current Report on Form 8-K dated May 15, 2001, and incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or
          Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant under provisions described in
          Item 14 or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (c)  The undersigned Registrant hereby undertakes that:

               (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed part of this Registration Statement as of the time it was declared effective.

               (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at such time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Under the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Amendment No. 2 to this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plainsboro, State of New Jersey, on July 20, 2001.

                                                 INTEGRA LIFESCIENCES HOLDINGS
                                                 CORPORATION
                                                 By: /s/ JOHN B. HENNEMAN, III
                                                 -------------------------------

                                                 John B. Henneman, III
                                                 Senior Vice President,
                                                 Chief Administrative Officer

Under the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


               SIGNATURE                  TITLE                       DATE
-----------------------------  ---------------------------       -------------

                                  President, Chief Executive     July 20, 2001
                         *        Officer and Director
-----------------------------
Stuart M. Essig

                                  Executive Vice President,      July 20, 2001
                                  Chief Operating Officer
                         *        and Director
-----------------------------
George W. McKinney, III, Ph.D.

                         *        Senior Vice President,         July 20, 2001
                                  Finance
-----------------------------
David B. Holtz

                         *        Chairman and Director          July 20, 2001
-----------------------------
Richard E. Caruso, Ph.D

                         *        Director                       July 20, 2001
-----------------------------
James M. Sullivan

                         *        Director                       July 20, 2001
-----------------------------
Keith Bradley, Ph.D.

                         *        Director                       July 20, 2001
----------------------------
Neal Moszkowski
                                     /s/ JOHN B. HENNEMAN, III
                                     ----------------------------
                                     *By: John. B. Henneman, III
                                     ATTORNEY-IN-FACT





                                  EXHIBIT INDEX
   EXHIBIT
   NUMBER                                                DESCRIPTION
 ---------- -----------------------------------------------------------------------------------------------------------------------
     1.1+   Form of Underwriting Agreement.
     2.1(1) Asset Purchase Agreement, dated as of January 14, 2000, by and among Clinical Neuro Systems, Inc., Surgical Sales
            Corporation (trading as CONNELL NEUROSURGICAL) and George J. Connell.
     2.2(2) Purchase Agreement, dated January 5, 1999, among Integra LifeSciences Corporation, Rystan Company, Inc., and
            Healthpoint, Ltd.**
     2.3(3) Asset Purchase Agreement, dated as of March 29, 1999, by and among Heyer-Schulte Neurocare, L.P., Neuro Navigational,
            L.L.C., Integra Neurocare LLC and Redmond Neurocare LLC**.
     2.4(6) Purchase Agreement, dated March 20, 2000, by and among NMT Medical, Inc., NMT Neurosciences (US), Inc., NMT
            Neurosciences Holdings (UK) Ltd., NMT Neurosciences (UK) Ltd., Spembly Medical Ltd., Spembly Cryosurgery Ltd., Swedemed
            AB, Integra NeuroSciences Holdings (UK) Ltd. and Integra Selector Corporation.
     2.5(6) Asset Purchase Agreement, dated March 20, 2000, by and among NMT Neurosciences (US), Inc., NMT Medical, Inc. and
            Integra Selector Corporation.
     4.1(4) Certificate of Designation, Preferences and Rights of Series A
            Convertible Preferred Stock as filed with the Delaware Secretary of
            State on April 14, 1998.
     4.2(5) Certificate of Designation, Preferences and Rights of Series B
            Convertible Preferred Stock as filed with the Delaware Secretary of
            State on March 12, 1999.
     4.3(3) Warrant to Purchase 60,000 shares of Common Stock of Integra
            LifeSciences Corporation issued to SFM Domestic Investments LLC.
     4.4(3) Warrant to Purchase 180,000 shares of Common Stock of Integra
            LifeSciences Corporation issued to Quantum Industrial Partners LDC.
     4.5(7) Certificate of Designation, Rights and Preferences of Series C
            Convertible Preferred Stock of Integra LifeSciences Holdings
            Corporation dated March 21, 2000.
     4.6(7) Certificate of Amendment of Certificate of Designation, Rights and
            Preferences of Series B Convertible Preferred Stock of Integra
            LifeSciences Holdings Corporation dated March 21, 2000.
     4.7(7) Warrant to Purchase 270,550 Shares of Common Stock of Integra
            LifeSciences Holdings Corporation issued to Quantum Industrial
            Partners LDC.
     4.8(7) Warrant to Purchase 29,450 Shares of Common Stock of Integra
            LifeSciences Holdings Corporation issued to SFM Domestic Investments
            LLC.
     4.9(8) Stock Option Grant and Agreement dated December 22, 2000 between Integra LifeSciences Holdings Corporation and Stuart
            M. Essig.
     4.10(8)Stock Option Grant and Agreement dated December 22, 2000 between Integra LifeSciences Holdings Corporation and
            Stuart M. Essig.
     4.11(8)Restricted Units Agreement dated December 22, 2000 between Integra LifeSciences Holdings Corporation and Stuart
            M. Essig.
     4.12(9)Second Amendment to Certificate of Rights, Designations and Preferences of Series B Convertible Preferred Stock.
     4.13(9)First Amendment to Certificate of Rights, Designations and Preferences of Series C Convertible Preferred Stock.
     5.1+   Opinion of Latham & Watkins regarding legality of securities being registered hereunder.
    12.1*   Statement of the Calculation of Ratio of Earnings to Fixed Charges
            and Statement of the Calculation of Ratio of Earnings to Combined
            Fixed Charges and Preferred Stock Dividends.
    21.1*   Subsidiaries of the Company
    23.1+   Consent of Latham & Watkins
    23.2    Consent of PricewaterhouseCoopers LLP, independent accountants
    24.1*   Power of Attorney (included in signature page)



* Previously filed with the original filing of this Registration Statement on Form S-3 (Registration No. 333-62176) on June 1, 2001.

** Schedules and other attachments to the indicated exhibit were omitted. We agree to furnish supplementally to the SEC upon request a copy of any omitted schedules or attachments.

+    To be filed by amendment

(1) Filed as an exhibit to Integra's Current Report on Form 8-K dated January 14, 2000, and incorporated herein by reference.

(2) Filed as an exhibit to Integra's Current Report on Form 8-K dated January 5, 1999, and incorporated herein by reference.

(3) Filed as an exhibit to Integra's Current Report on Form 8-K dated March 29, 1999, and incorporated herein by reference.

(4) Filed as an exhibit to Integra's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as filed with the SEC on May 15, 1998, and incorporated by reference herein.

(5)Filed as an exhibit to Integra's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as filed with the , and incorporated herein by reference.

(6) Filed as an exhibit to Integra's Current Report on Form 8-K dated March 20, 2000, and incorporated herein by reference.

(7) Filed as an exhibit to Integra's Current Report on Form 8-K dated March 29, 2000, and incorporated herein by reference.

(8) Filed as an exhibit to Integra's Current Report on Form 8-K dated December 22, 2000, and incorporated herein by reference.

(9) Filed as an exhibit to Integra's Current Report on Form 8-K dated May 15, 2001, and incorporated herein by reference.

                                                                    EXHIBIT 23.2





                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use in this Registration Statement on Form S-3 of our reports dated February 23, 2001, except for note 18, as to which the date is March 16, 2001 and Note 2, as to which the date is May 14, 2001, relating to the financial statements, which appear in such Registration Statement, and financial statement schedules, which are incorporated by reference in such Registration Statement, of Integra LifeSciences Holdings Corporation. We also consent to the references to us under the heading, "Experts" and "Selected Consolidated Financial Data" in such Registration Statement.




/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
July 20, 2001

                                                                   July 20, 2001

Mr. Jeffrey Riedler
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


     Re: INTEGRA LIFESCIENCES HOLDINGS CORPORATION AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT ON FORM S-3 FILED
              ON JULY 20, 2001 (FILE NO. 333-62176)


Dear Mr. Riedler:


                  On behalf of Integra LifeSciences Holdings Corporation, pursuant to the provisions of the Securities Act of 1933, as amended, and Rule 101(a) of Regulation S-T, we are filing in electronic format an Amendment No. 2 to the Registration Statement on Form S-3, File No. 333-62176, relating to our underwritten public offering of common stock.


                  We are responding to the comment letter dated July 19, 2001, relating to the July 9, 2001 filing of Amendment No. 1 to the Registration Statement. These responses are being submitted for your review in connection with the filing of Amendment No. 2, which contains changes made in response to the comment letter and other updating changes. Amendment No. 2 is being submitted simultaneously with this letter and also contains our responses to the June 29, 2001 comment letter relating to the Registration Statement filed by the Company on June 1, 2001 and the Annual Report on Form 10-K/A for the year ended December 31, 2000.


                  Please note that in addition to responding to the July 19, 2001 comment letter, Amendment No. 2 includes the addition of the underwriters as well as the re-ordering of several sections within the description of our business. Accordingly, the courtesy copies of Amendment No. 2 containing marked changes from Amendment No. 1 may contain blocks of marked text that have been moved but not changed since Amendment No. 1.


                  For the convenience of the staff, we have transcribed the comments being addressed with each of the Company's responses following thereafter. Also for your convenience, we introduce each of the Company's responses with the following italicized and underlined caption: "COMPANY RESPONSE TO COMMENT NO.[_]:"


GENERAL

1. We note your response to comment 2 and your amended disclosure. You have unnecessarily defined commonly understood terms in the new disclosure added in this amendment. For example, you define "Code" on page 54 and "IRS" on page 55. Revise your amended disclosure to comply with this comment.


           COMPANY RESPONSE TO COMMENT NO. 1:


           We notify you that the section containing the unnecessarily defined terms has been deleted in its entirety.


2. We note your response to comment 4 and we reissue comment 4. Although you have stated that you have revised your document to eliminate the capitalized disclosure, you continue to capitalize disclosure throughout the document. Revise.


           COMPANY RESPONSE TO COMMENT NO. 2:


           We have amended our disclosure accordingly.


3. We note that some sections of the filing, such as Dilution, Selling Security Holders and Underwriting are incomplete. Please provide the missing information in an amended filing. Note that we may have comments on the information you provide, as well as additional comments on the existing disclosure, once the filing is complete.


           COMPANY RESPONSE TO COMMENT NO. 3:


           We have amended our disclosure accordingly.


4. We note that you added text in the forepart of the prospectus that includes clauses in parantheticals. This technique disrupts your disclosure. If the clauses are important, include them in separate sentences. Revise.


           COMPANY RESPONSE TO COMMENT NO. 4:


           We have amended our disclosure accordingly.


PROSPECTUS COVER PAGE


5. We note your response to comment 6 and we reissue comment 6. Regulation S-K requires that you limit the information provided on the prospectus cover page to only that required by Item 501. The paragraph that we refer to in our comment is not required by Item 501 of Regulation S-K. Relocate it to somewhere after the Risk Factors section.


           COMPANY RESPONSE TO COMMENT NO. 5:


           We have amended our disclosure accordingly.

6. Identify the underwriters who are participating in the offering and the nature of the underwriting arrangement. In addition, revise the Underwriting section with this information.


           COMPANY RESPONSE TO COMMENT NO. 6:


           We have amended our disclosure accordingly.


7. The information regarding your selling shareholder(s) is inconsistent with the information you provide on page 52. Revise. In addition, state how many of the overallotment shares the selling shareholder is offering.


           COMPANY RESPONSE TO COMMENT NO. 7:


           We have amended our disclosure accordingly.


ABOUT THIS PROSPECTUS


8. In light of your amendment of this filing from a shelf registration statement to a primary offering, this section is no longer appropriate to this location and is repetitive of other sections of filing. Relocate this section to somewhere after the Risk Factors section, for example to "Where you can find more information," and revise to eliminate any repetition.


           COMPANY RESPONSE TO COMMENT NO. 8:


           We have amended our disclosure accordingly.


SUMMARY


9. We note your response to comment 10. Although in your response you refer to additional disclosure explaining the "resorbable" concept being included in the fourth paragraph on page 2, there does not appear to be any additional disclosure in that section. Please advise or revise the section to comply with our comment and your response.


           COMPANY RESPONSE TO COMMENT NO. 9:


           We have amended our disclosure accordingly. For clarity, we have globally changed the term "resorbable" to "absorbable", and have defined the terms in the prospectus summary.


RISK FACTORS


10. We note your response to comment 23 and we reissue comment 23. Item 101(c)(iii) of Regulation S-K requires that you disclose the sources and availability of your raw materials and supplies. Since you are dependent on single suppliers for your raw materials, the identity of those suppliers is material information and should be disclosed.

           COMPANY RESPONSE TO COMMENT NO. 10:


           We have revised the heading of the risk factor to reflect that we are not "dependent" on sole source suppliers. In addition, we have expanded the disclosure concerning the total number of the Company's suppliers, the number of sole source suppliers and possible adverse consequences in the event that the Company needs to replace a sole source supplier. We do not believe that the investor will benefit from disclosing the names of our sole source suppliers and reiterate our view that such disclosure could put the Company at a disadvantage.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------


11. We note your response to comment 27 and we reissue comment 27. Revise "for the foreseeable future" to disclose the length of time that you will be able to fund your operations. In addition, make the same change to the second risk factor on page 5.


           COMPANY RESPONSE TO COMMENT NO. 11:


           We have amended our disclosure accordingly.


12. Refer to the table on page 24 entitled "2000 Compared to 1999." Revise the table headings on page 24, 25 and 26 to replace "2001" with "2000."


           COMPANY RESPONSE TO COMMENT NO. 12:


           We have amended our disclosure accordingly.


UNDERWRITING, PAGE 57


13. Tell us and briefly disclose in the prospectus whether you intend to use any means of distributing or delivering the prospectus other than by hand or the mails, such as the various means of electronic delivery. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-ROMs, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.


           COMPANY RESPONSE TO COMMENT NO. 13:

           As disclosed in the prospectus, the underwriters have informed us that a prospectus in electronic format is being made available over the Internet or on web sites maintained by one or more of the lead underwriters of this offering and may be made available over the Internet or on web sites maintained by other underwriters. Other than any such prospectus, the underwriters have informed us that they do not intend to deliver the prospectus other than by hand or the mails.

14. Tell us whether any of the lead underwriters or any other broker dealers who may participate in the syndicate are e-brokers. If so, tell us the procedures they will use in their selling effort and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933 particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.


           COMPANY RESPONSE TO COMMENT NO. 14:


           Each of U.S. Bancorp Piper Jaffray Inc., ABN AMRO Incorporated, CIBC World Markets Corp. and Adams, Harkness & Hill, Inc. has advised us that it will not engage in the electronic offer, sale or distribution of the shares. However, the nature of the syndication process is such that the final list of syndicate members and the allocation of shares among those members typically is not made until the day of pricing. Because the underwriters will not know who the members of the syndicate group are and what their plans for electronic distribution will be until after the registration statement is declared effective, we are unable to disclose any syndicate member's plans for electronic distribution in the registration statement before it is declared effective. However, U.S. Bancorp Piper Jaffray, Inc., the lead manager, has advised us that in accepting the invitation to join the syndicate, each member of the syndicate represents to U.S. Bancorp Piper Jaffray Inc. as follows:


               "We confirm that the procedures we will use for the electronic offer, sale and distribution, if any, of the securities, have been previously cleared by the U.S. Securities and Exchange Commission and, accordingly, will comply with Section 5 of the Securities Act of 1933, as amended."


15. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. Also, tell us who the party is and the address of the web site. Describe the material terms of the agreement and provide us with a copy of any written agreement. Provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.


           COMPANY RESPONSE TO COMMENT NO. 15:


           NetRoadshow, Inc. ("NetRoadshow") will host an Internet version of our "red herring" preliminary prospectus and roadshow presentation (the "Internet Presentation") on its website. Our understanding of NetRoadshow's procedures is that the Internet Presentation will consist of a website at which authorized individuals will be able to view a videotaped version of our roadshow presentation, copies of the PowerPoint slides that are shown at our roadshow presentation and a copy of the "red herring" preliminary prospectus. NetRoadshow will not permit copying or printing of the PowerPoint slides or the video of the roadshow presentation. Access to the Internet Presentation will be strictly limited to persons identified by U.S. Bancorp Piper Jaffray Inc. These persons will consist of persons that U.S. Bancorp Piper Jaffray Inc. would typically invite to the

     "live" roadshow presentations of the Company. Access to the Internet Presentation will be limited through password protection. We understand that NetRoadshow will change the password for access to the Internet Presentation on their website on a daily basis and that U.S. Bancorp Piper Jaffray, Inc. will determine who receives that password. U.S. Bancorp Piper Jaffray, Inc. will receive a daily report of who has accessed the Internet Presentation. The Internet Presentation will be removed from NetRoadshow's website at the end of our roadshow.


          There is no written agreement in place between NetRoadshow and the Company or any underwriter relating to the Internet Presentation.





16. Describe in more detail in the prospectus the nature and extent of any possible short sales by the underwriters. To the extent applicable, address the points enumerated in Section VIII.A.3 of the Division of Corporation Finance's "Current Issues Outline" regarding syndicate short sales. The November 2000 version of the outline is available on the SEC's website, www.sec.gov.


     o    What covered short sales are

     o    How underwriters close out covered short sale positions

     o How underwriters determine the method for closing out covered short sale positions

     o    What naked short sales are

     o    How underwriters close out naked short sale positions

     o    When a naked short position will be created

     o The potential effects of underwriters' short sales and underwriters' transactions to cover those short sales


           COMPANY RESPONSE TO COMMENT NO. 16:


           We have amended our disclosure accordingly.


LEGAL MATTERS, PAGE 58


17.  Do not use the word "certain" to avoid disclosure. Revise.


           COMPANY RESPONSE TO COMMENT NO. 17:


           We have amended our disclosure accordingly.

     If you have any questions or comments relating to this submission, please call me at (212) 906-1825.



                               Respectfully yours,



                               /s/ JAMES M. MILLERMAN, III
                               -------------------------
                               James M. Millerman, III, Esq.
                               of LATHAM & WATKINS



Attachment

cc:      John B. Henneman, III
         Michael D. Levin
         Peter Labonski
         James Kelley
         Michael Wagnes